




Columbia
Sportswear Company™


Columbia
Sportswear Company™




Dear Fellow Shareholders:

WE'RE GETTING WARMER.

In 2010, Columbia Sportswear Company's net sales grew 19% to a new record of nearly $1.5 billion. Wholesale and consumer demand rebounded sharply in the second half of the year and consumers responded enthusiastically to our innovative technologies and enhanced designs.

I could focus this letter on the double-digit growth we generated in 2010 in each region: U.S. net sales up 20% to $881 million; LAAP (Latin America/Asia Pacific) solidifying its position as the company's second-largest region, growing net sales by 30 percent to $263 million; our EMEA (Europe, Middle East, Africa) region producing a 13 percent increase to $222 million, returning to growth after several years of decline; and Canada contributing 10 percent growth, to $117 million.

Or I could focus on the double-digit growth we generated in 2010 in every product category: Outerwear net sales up 16 percent to $561 million, Sportswear up 18 percent to $556 million, Footwear growing 26 percent to $270 million, and Accessories & Equipment surging 30 percent to $97 million.

However, the real fabric of our story is found in our four major brands, each coming off a year of solid performance in 2010, and each with potential for global expansion.

Columbia

Within our portfolio, the Columbia brand is positioned to address the broadest consumer population. We've reconnected with Columbia's rich heritage of innovation, constructing a strategic platform of technologies in apparel, footwear, equipment and accessories that has re-energized brand perceptions among customers and consumers alike.

As a result, 2010 Columbia brand sales grew $190 million, or 18 percent, to $1.26 billion, fueled by similar growth rates in apparel and footwear.

Columbia's renewed focus on innovation is also re-energizing the entire outdoor market, dislodging it from a pattern of reliance on outdated, commoditized solutions. Over the past 20 years, consumers have adopted a multitude of technologies that represented new solutions to age-old problems. Why, Columbia asked, should consumers have to rely on 20-year-old solutions to stay warm, dry, cool and protected in the outdoors? We have committed ourselves to finding new and better solutions that, if successful, may obsolete every piece of outdoor clothing in consumers' closets today.


OMNI-HEAT

THE HIGHLIGHT OF 2010

was the global launch of our patent-pending Omni-Heat® suite of warmth technologies – a better solution to keeping consumers warm. Supported by the largest and most comprehensive integrated global marketing campaign in our history, Omni-Heat® produced outstanding sell-throughs for our wholesale customers in every region. During its first season in the market, Omni-Heat® styles dominated the best-sellers list in our direct-to-consumer channels in every region of the world.

For Fall 2011, we are expanding our Omni-Heat® offering, adding a Baselayer assortment featuring Omni-Heat® Reflective technology, and expanding Omni-Heat® Electric beyond footwear – where we launched the technology in 2009 – into a tightly focused assortment of Columbia jackets and gloves. With consumers now more aware of Columbia as an innovator, we have an opportunity to better acquaint them with our head-to-toe spectrum of performance technologies, enhanced styling and engaging brand marketing.


SOREL

If the Columbia brand is our flagship, Sorel is proving to be our diamond in the rough. Since we purchased this brand ten years ago, we had kept it focused as a rugged, men's, bone-cold winter, wilderness brand. In 2009, we refocused Sorel on young, fashion-forward female consumers, while staying true to Sorel's performance heritage.

This provocative change in position, reinforced with equally provocative consumer marketing, has captured the imagination of female consumers around the world and earned the support of leading premium footwear retailers in every region.
Retailers such as The Tannery, Gorsuch, Holt Renfrew, Browns and Ron White in North America; Collette of Paris, Harrods of London and Jades in Germany; The Galleria and Lane Crawford in Korea; Isetan and Takeshimaya in Japan, to name just a few, have embraced the new Sorel within the past 12-18 months. And in August, 2010 we launched **www.sorel.com** to serve growing ecommerce demand for the brand in the U.S.

Sorel brand sales grew 48 percent in 2010 to $90 million on their way to what we believe is much greater potential. To help us pursue that potential, we have begun investing in a separate sales and marketing organization focused exclusively on Sorel's global growth opportunities.

Those opportunities include further expansion with leading fashion footwear retailers in the critical Winter season, as well as deciphering the code to translate Sorel's classic elements into Spring, Summer and Fall products for a year-round presence on retail shelves.



Our Mountain Hardwear brand is positioned to serve the high-performance needs of alpinists, mountaineers and all who aspire to find and test the edges of their human potential. During the past year, we set in motion a series of strategic changes designed to prepare Mountain Hardwear to test the edges of its global potential. We installed new executive leadership with extensive global experience growing outdoor brands. We created an in-house product design and development organization, implemented disciplined seasonal go-to-market processes and fortified planning and inventory management to improve delivery performance to wholesale customers.

We also began to move beyond outdated licensed technologies, introducing Dry.Q™, an innovative waterproof/breathable fabric system with superior air-permeability compared to other traditional waterproof/breathable systems.

Mountain Hardwear sales totaled $122 million in 2010, up 21 percent over 2009. Although Mountain Hardwear products are sold in 58 countries, more than 70 percent of 2010 sales were generated in North America. We will continue to maintain a very disciplined wholesale distribution strategy for the brand, aggressively presenting new and existing specialty customers with Mountain Hardwear's latest innovations. In addition, in September 2010, we launched **www.mountainhardwear.com** to fulfill the growing demand for Mountain Hardwear products in the U.S. and to educate and inspire consumers around the world.



Montrail is focused solely on running. Our patent-pending FluidPost™ midsole cushioning and stability system, together with improved styling, is earning this brand increasing accolades from the running community.

Montrail sales grew 5 percent in 2010, to $9 million, and the brand is poised to increase penetration in leading specialty retailers that cater to the unique performance needs of trail and ultra-distance runners.

To educate more consumers and address unmet U.S. consumer demand, we launched **www.montrail.com** in March 2011. The site promotes a strong online running community with information and news about Montrail athletes, upcoming events and exciting new Montrail products and technologies.

www.outdry.com

Investing to fuel and support profitable growth across our brand portfolio.


OutDry

In September 2010, we acquired Italy-based OutDry™ Technologies S.r.l., securing the intellectual property rights behind OutDry's proprietary construction methods for producing waterproof, breathable footwear and gloves. This acquisition reinforces our strategy to build a portfolio of innovative technologies that deliver clear consumer benefits. Beginning in Fall 2011, a select assortment of footwear and gloves within our Columbia, Mountain Hardwear and Montrail brands will feature OutDry™ technology.

As we have been expanding our intellectual property portfolio and positioning each of our brands for growth, we have also made strategic operational investments to support that growth:

- Expanded our retail store base in North America and Europe,
- Launched e-commerce sites for each of our four primary brands,
- Increased our annual marketing investments,
- Transitioned to predominantly in-house sales teams in North America and Europe,
- Attracted experienced industry talent across all operational areas of the business, and
- Invested in IT infrastructure and enterprise data management systems in preparation for a multi-year implementation of a new enterprise resource planning (ERP) platform.

Between 2007 and 2010, while our revenues increased $128 million, or 9 percent, the above investments added approximately $150 million, or 39 percent, to our annual operating expenses, with $90 million of that increase occurring in 2010 alone. As a result, 2010 operating margin was 7 percent, virtually equal to 2009 despite a 19 percent increase in sales, and well below the mid- to high-teen percentage operating margins we generated from 2001 to 2007.

We can, and must, do better.

This management team is committed to achieving and sustaining operating margins befitting our strong portfolio of global outdoor brands. We intend to accomplish this through continuous innovation and compelling marketing to drive demand, together with operational excellence and disciplined expense management. Each of these ingredients takes on even more significance as we adapt to the new reality of inflationary manufacturing and transportation costs, reversing the deflationary environment that this industry and its consumers have grown comfortably accustomed to over the past 20 years. Despite these uncertainties, we remain committed to our core strategies and are staying focused on what we can control. Strong brands that are synonymous with innovation within their industry tend to outperform over time. We believe our brands and our innovations are only now beginning to achieve critical mass in the form of consumer awareness and adoption. Consumers are beginning to feel the warmth. And they like it.

We believe our competitors are beginning to feel the heat. And we like that.

Sincerely,

Timothy P. Boyle
President and Chief Executive Officer



Portland, Oregon

April 5, 2011

Dear Shareholders:

You are cordially invited to attend our annual meeting of shareholders at 3:00 p.m. Pacific Time on Friday, May 27, 2011, at our headquarters located at 14375 NW Science Park Drive, Portland, Oregon 97229. Details of the business to be conducted at the annual meeting are provided in the attached Notice of Annual Meeting and Proxy Statement. At the annual meeting, we will also report on the company's operations and respond to any questions you may have.

Your vote is very important. Whether or not you attend the annual meeting in person, it is important that your shares are represented and voted at the meeting.

- **If you are a shareholder of record:** please promptly complete, sign, date, and return the enclosed proxy card. You may also grant a proxy by telephone or via the Internet by following the instructions on the enclosed proxy card.
- **If you hold your shares in street name:** please vote your shares by following the instructions set forth in the Notice provided by your broker, bank, trust, or other holder of record. In most cases, you may be permitted to submit your voting instructions by mail, by telephone, or via the Internet.

If you attend the meeting, you will have the right to revoke your proxy and vote your shares in person. Please read "How You Can Vote" and "How You Can Revoke Your Proxy and/or Change Your Vote" in the Proxy Statement for further information.

Very truly yours,

Timothy P. Boyle
President and Chief Executive Officer

COLUMBIA SPORTSWEAR COMPANY

14375 NW Science Park Drive
Portland, Oregon 97229
(503) 985-4000

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

May 27, 2011

Dear Shareholders:

Our annual meeting will be held at 3:00 p.m. Pacific Time on Friday, May 27, 2011, at 14375 NW Science Park Drive, Portland, Oregon 97229. The purpose of the meeting is:

1. To elect directors for the next year;
2. To ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2011;
3. To approve, by non-binding vote, executive compensation;
4. To recommend, by non-binding vote, the frequency of executive compensation votes; and
5. To act upon any other matters that may properly come before the meeting.

Only shareholders of record at the close of business on March 23, 2011, are entitled to vote at the meeting. A list of shareholders will be available for inspection beginning March 28, 2011, at our corporate headquarters.

By Order of the Board of Directors

Peter J. Bragdon
Senior Vice President of Legal and Corporate Affairs,
General Counsel and Secretary

Portland, Oregon
April 5, 2011

TABLE OF CONTENTS

PROXY STATEMENT

COLUMBIA SPORTSWEAR COMPANY

PROXY STATEMENT

Annual Meeting of Shareholders

SUMMARY OF PROCEDURES

Proxy Statement Information. The Board of Directors of Columbia Sportswear Company, an Oregon corporation, is soliciting proxies to be used at the annual meeting of shareholders to be held at 3:00 p.m. Pacific Time on Friday, May 27, 2011, at Columbia's headquarters, located at 14375 NW Science Park Drive, Portland, Oregon 97229, for the purposes set forth in the accompanying Notice of Annual Meeting. This Proxy Statement, our 2010 Annual Report to Shareholders, and our form of proxy will be provided to shareholders on or about April 5, 2011. The expense of soliciting proxies, including the cost of preparing, assembling, and mailing the Notice, Proxy Statement, 2010 Annual Report to Shareholders, and form of proxy, will be borne by Columbia. We will ask fiduciaries, custodians, brokerage houses and similar parties to forward copies of proxy materials to beneficial owners of stock, and we will reimburse these parties for their reasonable and customary charges for distribution expenses. Proxies may be solicited by use of the mail and the Internet, and our directors, officers and employees may also solicit proxies by telephone, facsimile, and personal contact. No additional compensation will be paid for these services.

Electronic Delivery of Proxy Materials. In accordance with Securities and Exchange Commission rules, Columbia's proxy materials are available to all shareholders on the Internet. Instead of receiving paper copies of the Notice, Annual Report to Shareholders, Proxy Statement and/or form of proxy in the mail, you may access these communications electronically via the Internet. If you received any proxy materials in the mail this year and would like to receive the materials electronically next year, please write to us at Columbia Sportswear Company, Attention: Investor Relations, 14375 NW Science Park Drive, Portland, Oregon 97229. Once you provide your consent to receive electronic delivery of proxy materials via the Internet, your consent will remain in effect until you revoke it.

Householding of Proxy Materials. The Securities and Exchange Commission has adopted rules that permit companies and intermediaries to satisfy the delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single Notice or set of proxy materials addressed to those shareholders. This process, which is commonly referred to as "householding," may be more convenient for shareholders and less expensive for companies. A number of brokers with accountholders who are company shareholders will be householding our Notice or proxy materials. If you have received notice from Columbia or your broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If you wish to receive a separate set of our proxy materials now or in the future, we will promptly deliver a separate copy of these materials to you upon written or oral request made to us at Columbia Sportswear Company, Attention: Investor Relations, 14375 NW Science Park Drive, Portland, Oregon 97229. You may also contact Investor Relations at (503) 985-4000. If at any time you no longer wish to participate in householding, please notify your broker or write to us at the address listed above. If you currently receive multiple copies of the proxy materials and would like to request householding, please contact your broker or write to us at the address above.

Who Can Vote. Only shareholders of record at the close of business on March 23, 2011 (the "record date") are entitled to notice of and to vote at the annual meeting or any adjournments of the annual meeting. At the close of business on March 23, 2011, 33,899,946 shares of our Common Stock, the only authorized voting security of the company, were issued and outstanding. Because holders of Common Stock are entitled to one vote per share, a total of 33,899,946 votes are entitled to be cast at the annual meeting.

How You Can Vote. Shareholders may vote in person at our annual meeting or by proxy. To vote by proxy:

- **If you are a shareholder of record:** please promptly complete, sign, date, and return the enclosed proxy card. You may also grant a proxy by telephone or via the Internet by following the instructions on the enclosed proxy card.
- **If you hold your shares in street name:** please vote your shares by following the instructions set forth in the Notice provided by your broker, bank, trust, or other holder of record. In most cases, you may be permitted to submit your voting instructions by mail, by telephone, or via the Internet.

All shares for which a proxy has been properly granted and not revoked will be voted at the annual meeting in accordance with your instructions. If you grant a proxy but do not give voting instructions, the shares represented by your proxy will be voted as recommended by the Board of Directors.

How You Can Revoke Your Proxy and/or Change Your Vote. You can revoke your proxy at any time before it is voted at the annual meeting by:

- Submitting to the Secretary a written notice of revocation bearing a later date than the date of your proxy;
- Submitting to the Secretary a later-dated proxy relating to the same shares; or
- Attending the annual meeting and voting in person. If your shares are held in the name of a broker, bank, trust, or other nominee, you must obtain a proxy, executed in your favor, from the nominee to be able to vote at the meeting.

Any written notice revoking a proxy should be sent to Columbia Sportswear Company, Attention: Peter J. Bragdon, Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary, 14375 NW Science Park Drive, Portland, Oregon 97229, or hand-delivered to the Secretary at or before the vote at the annual meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of March 23, 2011, regarding the beneficial ownership of shares of our Common Stock by (i) each person known by us to own beneficially more than 5% of our Common Stock, (ii) each of our directors and our director nominee, (iii) each executive officer named in the Summary Compensation Table (each, a "named executive officer"), and (iv) all of our executive officers and directors as a group. The address for each of our executive officers, directors and our director nominee is 14375 NW Science Park Drive, Portland, Oregon 97229. Except as otherwise noted, the persons listed below have sole investment and voting power with respect to the shares owned by them.

Name	Shares Beneficially Owned	Percentage of Shares(1)
Timothy P. Boyle	14,526,952(2)	42.85
Gertrude Boyle	5,310,707	15.67
Sarah A. Bany	1,532,352(3)	4.51
John W. Stanton	342,045(4)	1.01
Bryan L. Timm	149,242(5)	*
Michael W. McCormick	75,738(6)	*
Stephen E. Babson	74,577(7)	*
Walter T. Klenz	47,464(8)	*
Edward S. George	46,409(9)	*
Thomas B. Cusick	44,326(10)	*
Murrey R. Albers	38,945(11)	*
Andy D. Bryant	28,024(12)	*
Ronald E. Nelson	300(13)	*
All executive officers, directors and director nominees as a group (15 persons)	22,318,145(14)	64.75

* Less than 1%

(1) Shares that the person or group has the right to acquire within 60 days after March 23, 2011 are deemed to be outstanding in calculating the percentage ownership of the person or group but are not deemed to be outstanding as to any other person or group.

(2) Includes (a) 358,545 shares held in trust, for which Mr. Boyle's wife is trustee, for the benefit of Mr. Boyle's family, (b) 417 shares held in trust for Mr. Boyle's wife, for which she is trustee, (c) 2,494,397 shares held in eight grantor retained annuity trusts for which Mr. Boyle is trustee and income beneficiary and (d) 1,000 shares held in the Boyle Columbia Sportswear Company Voting Trust, for which Mr. Boyle serves as initial trustee. The Voting Trust provides for the deposit of additional shares of Columbia Sportswear Common Stock and the appointment of successor trustees in the event of Mr. Boyle's death or incapacity (as defined in the voting trust agreement).

(3) Includes (a) 289,319 shares held in two grantor retained annuity trusts for which Ms. Bany is trustee and income beneficiary, (b) 264,331 shares held by DSRA, LLC and (c) 47,292 shares subject to options exercisable within 60 days after March 23, 2011. Also includes 10,883 shares held by the Marie Lamfrom Charitable Foundation, for which Ms. Bany is a trustee. Ms. Bany disclaims beneficial ownership of these shares.

(4) Includes 25,000 shares held by the Aven Foundation, for which Mr. Stanton is a trustee. Mr. Stanton disclaims beneficial ownership of these shares. Also includes 32,363 shares subject to options exercisable within 60 days after March 23, 2011.

(5) Includes 139,240 shares subject to options exercisable within 60 days after March 23, 2011, and 123 shares subject to RSUs that vest within 60 days after March 23, 2011. Amount does not include 1,100 shares earned under the individual performance component of the equity-based incentive compensation plan, but not yet vested. These shares vest on December 31, 2011.

(6) Includes 57,982 shares subject to options exercisable within 60 days after March 23, 2011, and 123 shares subject to RSUs that vest within 60 days after March 23, 2011. Amount does not include 960 shares earned under the individual performance component of the equity-based incentive compensation plan, but not yet vested. These shares vest on December 31, 2011.

(7) Includes (a) 2,250 shares held by Babson Capital Partners, LP, for which Mr. Babson is general partner, (b) 5,500 shares held by the Jean McCall Babson Trust, for which Mr. Babson is trustee and whose beneficiaries include members of Mr. Babson's family, (c) 1,000 shares held by Mr. Babson's wife and (d) 32,127 shares subject to options exercisable within 60 days after March 23, 2011.

(8) Includes 39,038 shares subject to options exercisable within 60 days after March 23, 2011.

(9) Includes (a) 7,800 shares held by George Family Investment L.P., (b) 9,599 shares held by The George Family Trust, for which Mr. George is a trustee. Mr. George disclaims beneficial ownership of these shares. Also includes 28,010 shares subject to options exercisable within 60 days after March 23, 2011.

(10) Includes 39,330 shares subject to options exercisable within 60 days after March 23, 2011 and 82 shares subject to RSUs that vest within 60 days after March 23, 2011.

(11) Includes 34,332 shares subject to options exercisable within 60 days after March 23, 2011.

(12) Includes 20,387 shares subject to options exercisable within 60 days after March 23, 2011.

(13) Director nominee.

(14) Includes 565,941 shares subject to options exercisable within 60 days after March 23, 2011, and 395 shares subject to RSUs that vest within 60 days after March 23, 2011.

CORPORATE GOVERNANCE

Board Involvement in Risk Oversight. Columbia's management is responsible for identifying, assessing and managing the material risks facing Columbia. The Board of Directors generally oversees Columbia's risk management practices and processes. The Board has delegated primary oversight of the management of (i) financial and accounting risks to the Audit Committee, (ii) compensation risk to the Compensation Committee and (iii) governance and compliance risk to the Nominating and Corporate Governance Committee. Each of these committees routinely reports to the Board on the management of these specific risk areas. To permit the Board and its committees to perform their respective risk oversight roles, individual members of management who supervise Columbia's risk management report directly to the Board or the relevant committee of the Board responsible for overseeing the management of specific risks, as applicable. For this purpose, management has a high degree of access and communication with independent directors. Because a majority of the Board consist of independent directors and each committee of the Board consists solely of independent directors, Columbia's risk oversight structure conforms to the Board's leadership structure discussed below and Columbia's belief that having a strong, independent group of directors is important for good governance.

The Board of Directors also oversees and participates in a process of risk assessment within Columbia that is designed to identify the most salient enterprise risks facing Columbia's business and to evaluate how Columbia's corporate strategies align to manage those risks. Annually, each independent director participates in interviews and provides his judgment and assessment of the relative likelihood and magnitude of risks identified. The overall assessment also includes participation from company executives and a broad selection of managers. The results of the annual assessment are reviewed with and discussed by the entire Board. The Board believes that the process serves to identify material risks in a timely manner and to promote, when necessary, appropriate actions to address the management of the risks. For example, in recent years Columbia's corporate strategic planning efforts have been enhanced in direct response to the overall assessment results.

Finally, the Board oversees various organizational structure, policies and procedures at Columbia, such as the Code of Business Conduct and Ethics, to promote ethical conduct and compliance with law. For example, Columbia maintains a hotline for employees to report violations of the Code and the chair of the Audit Committee and the chair of the Nominating and Corporate Governance Committee receive copies of all hotline alerts.

Corporate Governance Guidelines. Columbia's Board of Directors has adopted and annually reviews Corporate Governance Guidelines that address:

- Director qualifications;
- Director independence;
- Director responsibilities;
- Board committees;
- Director access to officers, employees and others;
- Director compensation;
- Director orientation and continuing education;
- Chief Executive Officer evaluation and management succession;
- Annual board and committee performance evaluations; and
- Review of and access to the Corporate Governance Guidelines.

A copy of our Corporate Governance Guidelines is available on our website at www.columbia.com.

Independence. The Board of Directors has adopted a Nominating and Corporate Governance Committee Charter that is available for review on our website at www.columbia.com. Under our Nominating and Corporate

Governance Committee Charter, which adopts the standards for "independence" under the applicable NASDAQ listing rules and the Securities and Exchange Commission rules, a majority of the members of the Board of Directors must be independent, as determined by the Board of Directors. The Board of Directors has determined that Messrs. Albers, Babson, Bryant, George, Klenz and Stanton are independent and, accordingly, a majority of our Board of Directors is independent. The Board of Directors has also determined that director nominee Mr. Nelson is independent. In addition, all members of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are independent. There are no undisclosed transactions, relationships, or arrangements that were considered by the Board of Directors in connection with the determination of whether any particular director or director nominee is independent.

Code of Business Conduct and Ethics. Our Board has adopted a Code of Business Conduct and Ethics that sets out basic principles to guide all of Columbia's officers, directors and employees worldwide, as well as representatives, consultants and agents in their dealings with or on behalf of Columbia. Employees have access to a confidential compliance line operated by an outside agency where they can report concerns anonymously. Our Code of Business Conduct and Ethics has been translated into various languages and is available to our employees. A copy of our Code of Business Conduct and Ethics is available on our website at www.columbia.com.

Communications with the Board. Any shareholder may communicate with the Board of Directors, individually or as a group, by writing to the member or members of the Board of Directors, c/o Peter J. Bragdon, Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary, Columbia Sportswear Company, 14375 NW Science Park Drive, Portland, Oregon 97229. Communications should be sent by overnight or certified mail, return receipt requested. All communications will be compiled by the Secretary and submitted to the individual director or directors to whom the communications are addressed. Communications with the Board of Directors regarding recommendations of individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors must be made in accordance with the Director Nomination Policy described below.

Board Leadership. Under our Board structure, leadership is provided primarily by the persons in the following positions, each of whom performs separate roles:

- Chairman of the Board;
- President and Chief Executive Officer; and
- Chair of the Nominating and Corporate Governance Committee.

Gertrude Boyle is Chairman of the Board and Timothy P. Boyle is our President and Chief Executive Officer. Most of the functions typically performed by a chairman, such as convening and presiding over meetings of the Board, are performed by our President and Chief Executive Officer rather than our Chairman. As Chairman, Mrs. Boyle is recognized as a leader, keeper of institutional knowledge and significant stakeholder of Columbia. As President and Chief Executive Officer, Mr. Boyle is primarily responsible for Columbia's general operations and implementing its business strategy, and presides over Board meetings. Mr. Boyle is also Columbia's largest shareholder. For these reasons, the Board believes that, at this time, Columbia and its shareholders are best served by also having the President and Chief Executive Officer convene, establish agenda items for, and preside over meetings of the Board.

Columbia believes that having a strong, independent group of directors is important for good governance, and the Board has been, and continues to be, a strong proponent of Board independence. Consequently, Columbia's corporate governance structures and practices include several independent oversight mechanisms. For example,

- six of the Board's nine current members, the director nominee, and each of the members of the Board's Audit, Compensation and Nominating and Corporate Governance Committees, are independent directors under applicable NASDAQ listing rules;

- each director is free to suggest the inclusion of items for the Board's agenda and to raise at any Board meeting subjects that are not on the agenda for that meeting; and
- the charters of each of the Board's standing committees provide that each of these committees may seek legal, accounting or other expert advice from sources independent of Columbia's management.

Moreover, the Board believes Columbia's corporate governance practices ensure that strong and independent directors will continue to effectively oversee Columbia's management and key issues related to long-range business plans, strategy and risks, and integrity. Pursuant to these governance practices, the Chairman of the Nominating and Corporate Governance Committee, in addition to his role as chairman of that committee:

- convenes and presides over meetings of the independent directors in executive session;
- convenes and presides over an annual off-site meeting of the independent directors; and
- is available for consultation and direct communication from shareholders, if requested.

In performing the duties described above, the Chairman of the Nominating and Corporate Governance Committee consults with the chairs of the appropriate Board committees and solicits their participation.

We intend to reexamine our Board leadership structure on an ongoing basis to ensure that it continues to meet Columbia's needs.

Board Meetings. The Board of Directors met eight times in 2010. Four executive sessions of the Board of Directors were held in 2010. Each director attended at least 75% of the total number of meetings of the Board of Directors and of each committee on which the director serves, except Mr. Stanton. We do not maintain a formal policy regarding director attendance at annual shareholder meetings. Five of our nine directors attended our 2010 annual meeting of shareholders.

Board Committees. The Board of Directors has designated three standing committees. The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee each operate under a written charter that is available for review on our website at www.columbia.com. The current membership of each committee and its principal functions, as well as the number of times it met during fiscal year 2010, are described below.

Audit Committee. The Audit Committee is composed of Messrs. George, Bryant and Stanton. The Board of Directors has determined that each member of the Audit Committee meets all applicable independence and financial literacy requirements. The Board has also determined that Mr. George is an "audit committee financial expert" as defined in regulations adopted by the Securities and Exchange Commission. A description of the functions performed by the Audit Committee and Audit Committee activity is set forth below in "Report of the Audit Committee." The Audit Committee met five times in 2010. Mr. George chairs the Audit Committee.

Compensation Committee. The Compensation Committee is composed of Messrs. Albers, Babson and Klenz. The Compensation Committee determines compensation for the company's executive officers and administers the company's 1997 Stock Incentive Plan, the 1999 Employee Stock Purchase Plan and the Executive Incentive Compensation Plan. The Compensation Committee's processes and procedures for determining compensation for the company's executive officers and directors are described below in "Compensation Discussion and Analysis." The Compensation Committee met six times in 2010. Mr. Albers chairs the Compensation Committee.

The Compensation Committee retained PricewaterhouseCoopers LLP as its outside compensation consultant for 2010. The Committee chose PricewaterhouseCoopers primarily because of the competence, knowledge, background and reputation of the representative who advises the Committee. The consultant reports directly to the Committee. Based on direction from the Committee, PricewaterhouseCoopers provides the Committee with:

- information about market trends in executive officer compensation;
- general information on compensation practices at other companies;
- specific data on the compensation paid to executive officers at peer companies; and
- analyses of performance measures used in incentive programs.

PricewaterhouseCoopers also:

- assists the Committee in its evaluation of executive pay, practices and programs; and
- advises the Committee on ad hoc issues related to broad-based compensation plans and international compensation issues.

PricewaterhouseCoopers reports on executive officer compensation matters and presents findings directly to the Compensation Committee, but does not provide recommendations on compensation decisions for individual executive officers. From time to time our Vice President of Global Human Resources provides information and feedback to PricewaterhouseCoopers on various compensation matters. Moreover, PricewaterhouseCoopers provides our Vice President of Global Human Resources and our President and CEO with copies of the information provided to the Committee.

In 2010, management separately engaged PricewaterhouseCoopers to perform tax consulting services. Tax consulting arrangements are requested and approved by management separately from any work that is requested by the Compensation Committee. The PricewaterhouseCoopers representative who provides services to the Committee did not participate in these tax consulting services. Also in 2010, the company subscribed to PricewaterhouseCoopers' update service regarding regulatory developments in the European Union. The following is a summary of the approximate fees incurred by Columbia to PricewaterhouseCoopers in 2010 for all services, as categorized below:

	2010
Executive and Director Compensation Consulting Fees(1)	$ 87,164
Other Fees(2)	$302,315
Total	$389,479

(1) Fees for services requested and approved by the Compensation Committee and billed to Columbia by PricewaterhouseCoopers LLP in 2010 consisted of (i) executive benchmarking and executive hiring packages; (ii) director compensation benchmarking and analysis; (iii) executive compensation trend analyses; (iv) equity plan design and analysis; and (v) attendance at Compensation Committee meetings.

(2) Other fees for services requested and approved by management consisted of domestic and international tax consulting and transaction analyses and a regulatory update service.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is composed of Messrs. Albers, Babson, Bryant, George, Klenz and Stanton. The Nominating and Corporate Governance Committee develops and recommends corporate governance guidelines and standards for business conduct and ethics, identifies individuals qualified to become Board members, and makes recommendations regarding nominations for director. The Nominating and Corporate Governance Committee will consider individuals recommended by shareholders for nomination as director in accordance with the procedures described under "Director Nomination Policy" below. The Nominating and Corporate Governance Committee also oversees the annual self-evaluations of the Board and its committees and makes recommendations concerning the size, structure, composition and membership of the Board of Directors and its committees. The

Nominating and Corporate Governance Committee met four times in 2010. Mr. Babson chairs the Nominating and Corporate Governance Committee.

Director Nomination Policy. Shareholders may recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors by submitting a written recommendation to the Nominating and Corporate Governance Committee, c/o Peter J. Bragdon, Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary, Columbia Sportswear Company, 14375 NW Science Park Drive, Portland, Oregon 97229. Communications should be sent by overnight or certified mail, return receipt requested. Submissions must include sufficient biographical information concerning the recommended individual, including age, five-year employment history with employer names and a description of the employer's business, whether the individual can read and understand financial statements, and board memberships, if any, for the Nominating and Corporate Governance Committee to consider. The submission must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders. Recommendations received by December 31, 2011 will be considered for nomination at the 2012 Annual Meeting of Shareholders. Recommendations received after December 31, 2011 will be considered for nomination at the 2013 Annual Meeting of Shareholders. In addition to shareholder recommendations, the Nominating and Corporate Governance Committee may identify potential director nominees through referrals by directors, officers, employees, and third parties, referrals by search firms, and internal research and recruitment activities.

Director Selection and Qualifications. Following the identification of director candidates, the Nominating and Corporate Governance Committee meets to discuss and consider each candidate's qualifications and determines by majority vote the candidates who the Committee believes will best serve the company. In evaluating director candidates, the Committee considers a variety of factors, including the composition of the Board as a whole, the characteristics of each candidate, and the performance and continued tenure of incumbent Board members. The Committee considers these factors to evaluate potential candidates regardless of the source of the recommendation. The Committee believes that director candidates should possess high ethical character, business experience with high accomplishment in his or her respective field, the ability to read and understand financial statements, relevant expertise and experience, and the ability to exercise sound business judgment. Candidates must also be over 21 years of age. In addition, the Committee believes at least one member of the Board should meet the criteria for an "audit committee financial expert" as defined by the Securities and Exchange Commission rules, and that a majority of the members of the Board should meet the definition of "independent director" under the applicable NASDAQ listing requirements. The Committee also believes key members of our management should participate as members of the Board.

As described above, our Board believes that maintaining a strong, independent group of directors that comprise a majority of our Board is important for good governance, and six of our nine current directors, and our director nominee, qualify as independent. The Board believes that all of our independent directors and the director nominee (i) are financially literate and (ii) possess the other qualities described in our Corporate Governance Guidelines, including integrity and moral responsibility, the capacity to evaluate strategy and reach sound conclusions and the willingness and ability to devote the time required to fulfill the duties of a director. In addition, the Board places high value on the ability of individual directors to contribute to a constructive Board environment.

The Board believes that our current directors, as a whole, provide the diversity of experience and skills necessary for a well-functioning board and that the addition of Mr. Nelson, who was recommended for nomination to the Board of Directors by the independent directors comprising our Nominating and Corporate Governance Committee, will strengthen industry related experience on the Board. All of our independent directors and our director nominee have substantial senior executive-level experience. Each of Mrs. Boyle, Mr. Boyle and Ms. Bany are significant shareholders of Columbia, and as such their interests are aligned with other shareholders for building long-term shareholder value. For a more complete description of individual backgrounds, professional experiences, qualifications and skills, see the director profiles set forth under "Election of Directors" below.

Board Diversity. Columbia's Corporate Governance Guidelines establish that the Nominating and Corporate Governance Committee of the Board is responsible for reviewing annually with the Board the desired skills and characteristics of new Board members and the composition of the Board as a whole. In assessing the appropriate composition of the Board, the Committee considers factors set forth in the Corporate Governance Guidelines, including diversity. Although the Board does not maintain a specific policy with respect to Board diversity, the Board believes that the Board should be a diverse body, and the Committee considers a broad range of background and experience in its assessment. The Committee considers these and other factors as it oversees the annual Board and committee assessments.

Compensation Committee Interlocks and Insider Participation. No member of our Compensation Committee is a past or present officer or employee of ours or any of our subsidiaries, nor has any member of our Compensation Committee had any relationship requiring disclosure under Item 404 of Regulation S-K under the Securities Exchange Act of 1934. Likewise, none of our executive officers has served on the board of directors or compensation committee (or other committee serving an equivalent function) of any other entity, where one of the other entity's executive officers served on our Board of Directors or Compensation Committee.

Certain Relationships and Related Transactions. Joseph P. Boyle, son of Timothy P. Boyle and grandson of Gertrude Boyle, is employed by Columbia as a general merchandising manager. Joseph P. Boyle receives an annual salary of $150,000 and is eligible to receive bonus, equity and employment benefits available to other employees in comparable positions. The Nominating and Corporate Governance Committee reviewed and ratified this arrangement.

B2 Flight LLC, a limited liability company wholly owned by Timothy P. Boyle and his wife, leases its aircraft to Columbia for business use upon request and on a per use basis at prices comparable to commercial airfare for each business traveler. Columbia directly employs pilots and a mechanic for flight crew services and pays all related costs. Such costs are billed to and reimbursed by B2 Flight LLC, net of a portion allocable to Columbia's business use of the aircraft. In 2010, Columbia paid B2 Flight LLC $126,908 for use of the aircraft. Columbia also incurred $92,313 for related flight crew services (net of $397,562 reimbursed by B2 Flight LLC). We believe that these transactions were on terms at least as fair to Columbia as those that would have been available in arm's-length negotiated transactions.

Our Chairman, Gertrude Boyle, was the victim of a targeted crime, including an attempted kidnapping, in November 2010. In response to the incident, Columbia established security protocols recommended by an independent security review for Mrs. Boyle and hired a former police officer to oversee those protocols. The former police officer is an in-law of Timothy P. Boyle.

Related Transactions Approval Process. Our Nominating and Corporate Governance Committee generally approves in advance any transactions with an officer, director, 5% or greater shareholder, or any immediate family member of an officer, director, or 5% or greater shareholder ("related person") pursuant to our related person transaction approval policy. A "related person transaction" is any actual or proposed transaction or series of transactions amounting to more than $120,000 in which Columbia was or is to be a participant, and in which a related person had or will have a direct or indirect material interest. Our policy requires that the Committee review the material facts of any transaction that could potentially qualify as a "related person transaction" and either approve or disapprove of our entry into the transaction. If advance Committee approval is not feasible, the related person transaction is considered, and if the Committee determines it to be appropriate, ratified at the Committee's next regularly scheduled meeting. In determining whether to approve or ratify a transaction, the Committee takes into account, among other factors it deems to be appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated person in the same or similar circumstances and the extent of the related person's direct or indirect interest in the transaction. If a related person transaction is ongoing, the Committee may establish guidelines for management to follow in its ongoing dealings with the related person. Thereafter, the Committee reviews and assesses ongoing relationships with the related person annually to confirm they are in compliance with the Committee's guidelines and are appropriate.

Section 16(a) Beneficial Ownership Reporting Compliance. Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors, and persons who own more than 10% of our Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors, and beneficial owners of more than 10% of our Common Stock are required to furnish to us copies of all section 16(a) reports they file. Based solely on a review of reports that we received and on written representations from reporting persons regarding compliance, we believe that all section 16(a) transactions were reported on a timely basis in 2010.

DIRECTOR COMPENSATION

Our director compensation program is intended to enable us to:

- attract and retain qualified non-employee directors by providing total compensation that is competitive with other companies; and
- align directors' interests with shareholders' interests by including equity as a significant portion of each non-employee director's compensation package.

In setting director compensation, we consider compensation offered to directors by other companies, the amount of time that our directors spend providing services to us, and the experience, skill and expertise that our directors have. Directors who are employees of Columbia receive no separate compensation for their service as directors.

Each director who is not a Columbia employee receives:

- a $60,000 annual board service fee;
- a $10,000 annual committee service fee for each committee on which the director serves as a member;
- a $15,000 annual committee chair fee for each committee (except the Audit Committee) that the director serves on as chair;
- a $20,000 annual Audit Committee chair fee if the director chairs the Audit Committee;
- a $3,500 company merchandise allowance;
- reasonable out-of-pocket expenses incurred in attending meetings; and
- an annual equity award as follows:
  - a stock option grant valued at $50,000 (using the Black-Scholes valuation method) to purchase shares of our Common Stock at an exercise price equal to the closing market price of our Common Stock on the date of grant, and
  - a grant of time-based restricted stock units valued at $50,000 based on the closing market price of our Common Stock on the date of grant, discounted by the present value of the future stream of dividends over the vesting period using the Black-Scholes valuation method.

One-third of the stock options become exercisable and one-third of the shares of restricted stock units vest annually on each anniversary of the grant date. Directors may elect to receive equity compensation in lieu of all or half of the $60,000 cash retainer, allocated between stock options and/or restricted stock unit awards that vest in full on the first anniversary of the grant date. As described in more detail below, in 2010, four of our seven non-employee directors elected to receive equity compensation in lieu of half of their $60,000 annual board service fee for the twelve month period beginning May 25, 2010.

In January 2010, the Board of Directors modified the compensation program for non-employee directors by permitting directors who own more than $50 million of Columbia Common Stock to elect to receive cash in lieu of the annual equity award. Cash payments are made in a single lump sum based on the present value of $100,000 if paid over the three-year period applicable to the annual equity awards. In April 2010, Sarah A. Bany elected to receive cash in lieu of the 2010-2011 annual equity awards.

2010 Director Compensation Table

The following table summarizes the compensation earned by each non-employee director in 2010.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards(1) ($)	All Other Compensation(2) ($)	Total ($)
Sarah A. Bany	128,690	—	—	3,500	132,190
Murrey R. Albers	70,000	80,041	50,014	3,307	203,362
Stephen E. Babson	70,000	80,041	50,014	314	200,369
Andy D. Bryant	35,000	80,041	50,014	2,662	167,717
Edward S. George	90,000	50,012	50,014	2,502	192,528
Walter T. Klenz	80,000	50,012	50,014	3,500	183,526
John W. Stanton	35,000	80,041	50,014	836	165,891

(1) The amounts set forth in the "Stock Awards" and "Option Awards" columns in the table above reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718—Stock Compensation. These amounts may not correspond to the actual value eventually realized by the director, which depends in part on the market value of our Common Stock in future periods. Assumptions used in the calculation of these amounts are described in the Notes to Consolidated Financial Statements for the year ended December 31, 2010, included in Columbia's Annual Report on Form 10-K filed with the Securities and Exchange Commission. The following table sets forth the aggregate number of stock awards and the aggregate number of option awards held as of December 31, 2010, by each of our directors.

Name	Stock Awards Outstanding	Option Awards Outstanding
Timothy P. Boyle	—	—
Gertrude Boyle	—	—
Sarah A. Bany	1,576	55,319
Murrey R. Albers	3,251	45,691
Stephen E. Babson	3,251	37,393
Andy D. Bryant	3,251	25,653
Edward S. George	2,634	44,848
Walter T. Klenz	2,634	50,397
John W. Stanton	3,251	37,629

(2) The amounts set forth in the "All Other Compensation" column consist of the clothing allowance accepted by the respective director.

Annual cash fees paid to the directors are recommended by the Compensation Committee for Board approval and paid quarterly beginning on the date the director is elected by shareholders at our annual meeting of shareholders. The 2010 Director Compensation Table does not include reimbursement for reasonable out-of-pocket expenses incurred in connection with meeting attendance. Messrs. Albers, Babson, Bryant and Stanton each received equity in lieu of $30,000 of the annual fees due to them for 2010-2011 service. Equity grants in lieu of fees are included in the "Stock Awards" and "Option Awards" columns as described in Footnote 1 above.

PROPOSAL 1: ELECTION OF DIRECTORS

A Board of ten directors will be elected at the Annual Meeting. The directors are elected at each annual meeting to serve until the next annual meeting or until their successors are elected and qualified. Proxies received from shareholders, unless directed otherwise, will be voted FOR election of the following nominees: Mrs. Gertrude Boyle, Ms. Sarah A. Bany, and Messrs. Timothy P. Boyle, Murrey R. Albers, Stephen E. Babson, Andy D. Bryant, Edward S. George, Walter T. Klenz, Ronald E. Nelson and John W. Stanton. Each nominee, other than Mr. Nelson, is now a director of Columbia. If any of the nominees for director becomes unavailable for election for any reason, the proxy holders will have discretionary authority to vote pursuant to a proxy for a substitute or substitutes. Set forth below are the name, age and occupation of each of the nominees. Specific skills contributing to the nominee's overall qualifications as a member of the Board are also highlighted.

Name, Principal Occupation, Other Directorships and Qualification Highlights

Gertrude Boyle (age 87) has served as Chairman of the Board of Directors since 1970. Mrs. Boyle also served as Columbia's President from 1970 to 1988. Mrs. Boyle is Timothy P. Boyle and Sarah A. Bany's mother. Mrs. Boyle has been involved in the business throughout its various stages, and in particular, she has been an active participant in Columbia's promotional campaigns. Mrs. Boyle's philanthropic endeavors and leadership in the Portland community have been widely recognized and honored, enhancing Columbia's community relationships.

Timothy P. Boyle (age 61) has served on the Board of Directors since 1978. Mr. Boyle joined Columbia in 1971 as General Manager and has served as President and Chief Executive Officer since 1988. Mr. Boyle is also a member of the board of directors of Northwest Natural Gas Company (NYSE: NWN) and Craft Brewers Alliance, Inc. (Nasdaq: HOOK). Mr. Boyle is Gertrude Boyle's son and Sarah A. Bany's brother. Mr. Boyle has spent his entire business career growing Columbia Sportswear into one of the largest outerwear companies in the world. Mr. Boyle's customer relationships, market knowledge and breadth of experience performing nearly every function within the company has resulted in a deep understanding of the business issues facing the company.

Sarah A. Bany (age 52) has served on the Board of Directors since 1988. Since 2001, Ms. Bany has been a co-owner of Moonstruck Chocolate Company, where she currently serves as Executive Vice President of Brand Development. From 1979 to August 1998, Ms. Bany held various positions at Columbia Sportswear Company, including Director of Retail Stores. Ms. Bany is Gertrude Boyle's daughter and Timothy P. Boyle's sister. Ms. Bany's years of service at the company and her brand development experience has resulted in a deep understanding of Columbia's business, particularly with respect to brand enhancement and marketing.

Murrey R. Albers (age 69) has served on the Board of Directors since July 1993. Mr. Albers chairs the Compensation Committee. Mr. Albers is President and Chief Executive Officer of United States Bakery, a bakery with operations in Oregon, Washington, Idaho, Montana and California. Mr. Albers, who has been in his current position since June 1985, joined United States Bakery as general manager of Franz Bakery in 1975. Mr. Albers' executive experience provides the company with insights into operations, acquisitions and valuable business relationships in the region where the company operates its headquarters.

Stephen E. Babson (age 60) has served on the Board of Directors since July 2002. Mr. Babson chairs the Nominating and Corporate Governance Committee. Mr. Babson has been a managing director in Endeavour Capital, a Northwest private equity firm, since April 2002. Before that, Mr. Babson was an attorney at Stoel Rives LLP. Mr. Babson joined Stoel Rives in 1978, was a partner from 1984 to February 2002, and served as its chairman from July 1999 to February 2002. Mr. Babson serves on a number of boards of privately-held companies, including ESCO Corporation, Columbus Foods, LLC, Little Red Services, Inc., National Frozen Foods Corporation, New Seasons Market, LLC, Northland Transportation Company, Tidewater Holdings, Inc. and Bristol Farms, Inc. Mr. Babson brings a combination of financial and legal expertise to the Board. His experience in a private equity firm provides the company with valuable insights related to capital markets, strategic planning and financial integrity.

Andy D. Bryant (age 60) has served on the Board of Directors since 2005. Mr. Bryant is Executive Vice President of Technology, Manufacturing and Enterprise Services and Chief Administrative Officer of Intel Corporation. Mr. Bryant joined Intel in 1981 as Controller for the Commercial Memory Systems Operation, became the Chief Financial Officer in February 1994, and was promoted to Senior Vice President in January 1999. Mr. Bryant expanded his role to Chief Financial and Enterprise Services Officer in December 1999, and was promoted to Chief Administrative Officer in October 2007. Prior to joining Intel, Mr. Bryant held positions in finance at Ford Motor Company and Chrysler Corporation. Mr. Bryant served on the Board of Directors of Synopsys, Inc. (Nasdaq: SNPS) from 1999 to 2005 and is a member of the board of directors of Kryptiq Corporation and McKesson Corporation (NYSE: MCK). Mr. Bryant's years of experience at a large, global public company provide operational, strategic planning and financial expertise to the Board.

Edward S. George (age 74) has served on the Board of Directors since 1989. For 30 years, until his retirement, Mr. George worked in the banking industry. From 1980 to 1990, he was President and Chief Executive Officer of Torrey Pines Bank and from 1991 to 1998 he served as a financial consultant. Mr. George also served as a director of First National Bank of San Diego until its sale in September 2002. Mr. George's banking experience provides the Board and the Audit Committee, for which he serves as chair, with valuable financial expertise. The Board has designated Mr. George as an "audit committee financial expert."

Walter T. Klenz (age 65) has served on the Board of Directors since 2000. He served as Managing Director of Beringer Blass Wine Estates from 2001 until his retirement in 2005. Mr. Klenz became President and Chief Executive Officer of Beringer Wine Estates in 1990, and Chairman of its board of directors in August 1997, and he served in those positions until the 2000 acquisition of Beringer Wine Estates by Foster's Group Limited. Mr. Klenz joined Beringer Wine Estates in 1976 as director of marketing for the Beringer brand, where he also served as Chief Financial Officer from 1981 to 1990. He served as a director of America West Airlines from 1998 until 2005. Mr. Klenz also serves as a director of Vincraft Group and J. Lohr Winery, both privately-held wine companies. Mr. Klenz brings a combination of global branding, distribution, financial and operational expertise to the Board.

Ronald E. Nelson (age 68) joined NIKE, Inc. in 1976 and went on to serve as vice president from 1982 to 1997, overseeing a wide variety of operations, including the company's early advertising, promotions and retail operations, global footwear sourcing and financing, and global apparel division, and served as president of NIKE's Japanese subsidiary from 1995-1997, retiring from the company in 1997. Mr. Nelson served as an advisory board member to Columbia Sportswear in the 1970s and today serves as an informal advisor to several small companies. We expect Mr. Nelson's broad and deep experience within the apparel and footwear industry to provide the Board with insights and guidance regarding our global supply chain, marketing and growth strategies.

John W. Stanton (age 55) has served on the Board of Directors since 1997. Mr. Stanton is currently engaged in private investment activities, including Trilogy Equity Partners, which invests in wireless-related companies, and Trilogy International Partners, which operates wireless systems internationally. Mr. Stanton served as Chairman and Chief Executive Officer of Western Wireless Corporation and its predecessor companies from 1992 until shortly after its acquisition by ALLTEL Corporation in 2005. From 1994 to 2002, Mr. Stanton also served as Chairman and Chief Executive Officer of VoiceStream Wireless Corporation. Mr. Stanton is chairman of the board of directors of Clearwire Corporation (Nasdaq: CLWR) and previously served on the board of directors of ALLTEL Corporation and Hutchison Telecommunications International Limited. Mr. Stanton's executive and entrepreneurial experiences provide the company with insights into global operations, strategic planning, mergers and acquisitions and financial matters.

RECOMMENDATION BY THE BOARD OF DIRECTORS

The Board of Directors recommends that shareholders vote FOR election of the nominees named in this Proxy Statement. If a quorum of shareholders is present at the annual meeting, the ten nominees for election as directors who receive the greatest number of votes cast at the meeting will be elected directors. Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists at the annual meeting, but will have no effect on the results of the vote. If any of the nominees for directors at the annual meeting becomes unavailable for election for any reason, the proxy holders will have discretionary authority to vote pursuant to the proxy for a substitute or substitutes. Shares held through a broker or other nominee who is a New York Stock Exchange member organization will only be voted in favor of the director nominees if the shareholder provides specific voting instructions to the broker or other nominee to vote the shares in favor of that proposal.

AUDIT COMMITTEE REPORT

Management is responsible for the preparation, presentation and integrity of the company's financial statements and for maintaining appropriate financial reporting controls and procedures designed to reasonably ensure such integrity. As described more fully in its charter, the Audit Committee's role is to assist the Board in its governance, guidance, and oversight regarding the financial information provided by the company to the public or governmental bodies, the company's systems of internal controls, and the company's auditing, accounting, and financial reporting processes in general. A copy of the Audit Committee's charter, which is reviewed and reassessed by the Audit Committee on an annual basis, is available at www.columbia.com.

Deloitte & Touche LLP, the company's independent registered public accounting firm, is responsible for performing an independent audit of the company's consolidated financial statements in accordance with generally accepted auditing standards and expressing an opinion on the effectiveness of the company's internal control over financial reporting. The Audit Committee oversees the relationship between the company and its independent registered public accounting firm, including appointment of the independent registered public accounting firm, reviewing and pre-approving the scope of services and related fees to be paid to the independent registered public accounting firm, and assessing the independent registered public accounting firm's independence. The Audit Committee regularly meets with management and the company's independent registered public accounting firm to discuss, among other things, the preparation of the financial statements, including key accounting and reporting issues.

The Audit Committee has:

- reviewed and discussed with management and Deloitte & Touche LLP the audited financial statements and audit of internal control over financial reporting;
- discussed with Deloitte & Touche LLP the matters required to be discussed under the standards of the Public Company Accounting Oversight Board (Communication with Audit Committees);
- received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and discussed with Deloitte & Touche LLP the independent registered public accounting firm's independence from the company and its management; and
- reviewed and approved the fees paid to Deloitte & Touche LLP for audit and non-audit services, and discussed whether Deloitte & Touche LLP's provision of non-audit services was compatible with maintaining its independence.

In considering the nature of the non-audit services provided by Deloitte & Touche LLP, the Audit Committee determined that these services are compatible with the provision of independent audit services.

Based on the Audit Committee's review and the meetings, discussions and reports described above, and subject to the limitations of the Audit Committee's role and responsibilities referred to above and in the Audit Committee charter, the Audit Committee recommended to the Board that the company's audited consolidated financial statements for the year ended December 31, 2010 be included in the company's Annual Report on Form 10-K.

Members of the Audit Committee:

Edward S. George—Chairman
Andy D. Bryant
John W. Stanton

PROPOSAL 2: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Deloitte & Touche LLP as our independent registered public accounting firm for the 2011 fiscal year, subject to ratification of the selection by our shareholders at our annual meeting.

Principal Accountant Fees and Services

For work performed in regard to fiscal years 2009 and 2010, we paid Deloitte & Touche LLP the following fees for services, as categorized below:

	2009	2010
Audit Fees(1)	$1,360,838	$1,416,563
Audit-Related Fees(2)	21,384	75,550
Tax Fees(3)	184,624	143,623
All Other Fees	—	—
Total	$1,566,846	$1,635,736

(1) Fees for audit services billed to Columbia by Deloitte & Touche LLP in 2009 and 2010 consisted of:

- audit of Columbia's annual financial statements and Sarbanes-Oxley Act, Section 404 related services;
- reviews of Columbia's quarterly financial statements; and
- statutory and regulatory audits, consents and other services related to Securities and Exchange Commission matters.

(2) Fees for audit-related services billed to Columbia by Deloitte & Touche LLP in 2009 consisted of employee benefit plan audits. Fees for audit-related services billed to Columbia by Deloitte & Touche LLP in 2010 consisted of employee benefit plan audits and an International Financial Reporting Standards (IFRS) conversion diagnostic.

(3) Fees for tax services billed to Columbia by Deloitte & Touche LLP in 2009 and 2010 consisted of:

- federal tax return compliance assistance;
- foreign tax compliance, planning and advice;
- requests for technical advice from taxing authorities; and
- assistance with tax audits and appeals.

Representatives of Deloitte & Touche LLP are expected to be present at the annual meeting and will be available to respond to appropriate questions. They do not plan to make a statement but will have an opportunity to make a statement if they wish.

Pre-Approval Policy

All of the services performed by Deloitte & Touche LLP in 2010 were pre-approved in accordance with the pre-approval policy and procedures adopted by the Audit Committee. This policy describes the permitted audit, audit-related, tax, and other services (collectively, the "Disclosure Categories") that the independent auditors may perform. The policy requires the Audit Committee to review at each regularly scheduled Audit Committee meeting (a) a description of the services provided or expected to be provided by the independent registered public accounting firms in each of the Disclosure Categories and the related fees and costs, and (b) a list of newly requested services subject to pre-approval since the last regularly scheduled meeting. Generally, pre-approval is provided at regularly scheduled meetings; however, the authority to pre-approve services between meetings, as necessary, has been delegated to the Chairman of the Audit Committee. The Chairman provides an update to the Audit Committee at the next regularly scheduled meeting of any services for which he granted specific pre-approval.

RECOMMENDATION BY THE BOARD OF DIRECTORS

The Board of Directors recommends that shareholders vote FOR ratification of the selection of Deloitte & Touche LLP as Columbia's independent registered public accounting firm for the 2011 fiscal year. This proposal will be approved if a quorum is present at the meeting and the votes cast in favor of this proposal exceed the votes cast opposing this proposal. Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists at the annual meeting, but will have no effect on the results of the vote. The proxies will be voted on this proposal in accordance with the instructions specified on the proxy form. If no instructions are given, proxies will be voted for approval of the adoption of this proposal.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and, based on its review and the discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the company's Annual Report on Form 10-K and this Proxy Statement.

Members of the Compensation Committee:

Murrey R. Albers—Chairman
Stephen E. Babson
Walter T. Klenz

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

In 2010, Columbia's sales grew 19% to a record $1.48 billion. This growth was fueled by double-digit sales increases from all three of our major brands, each of our product categories and each of our geographic regions. Although our full year operating margins remain below our long-term targets, at 7% they were above expectations established for the year. Overall, Columbia saw some very encouraging changes in the marketplace, due in large part to our emphasis on product innovation, enhanced styling, improved retail presentation and integrated marketing. In particular, the results of our direct-to-consumer channels exceeded expectations in 2010.

Columbia's compensation program aims to reward performance; our executive officers realize a significant portion of their compensation only when we achieve annual and long-term business goals and when our stock price increases. For each named executive officer other than Mrs. Boyle, more than 60% of the officer's actual 2010 compensation was "at-risk," or subject to performance requirements. The following are highlights related to Columbia's 2010 compensation program for our named executive officers:

- Columbia's fiscal 2010 net sales increased $239.5 million, or 19%, to a record $1.48 billion, and fiscal 2010 earnings per diluted share were $2.26, compared to $1.97 per diluted share in 2009, resulting in the achievement of 114.2% of the bonus target established under the Executive Incentive Compensation Plan;
- The named executive officers, other than Mrs. Boyle and Mr. Boyle, receive long-term equity awards in the form of stock options and restricted stock units ("RSUs") subject to long-term vesting requirements and a significant portion of which are also subject to performance requirements. For these officers, equity awards constitute the majority of each executive's total compensation opportunity. Columbia believes these awards ensure that a significant portion of the executives' compensation is tied to long-term stock price performance;
- Based on the pre-established minimum levels of operating income and return on invested capital for the 2008-2010 performance period, the company performance component target of the performance-based restricted stock unit grant for that period was not met and, accordingly, forfeited;
- Neither Mrs. Boyle nor Mr. Boyle received equity compensation grants since both already hold a significant amount of our Common Stock;
- Salary increases for the named executive officers ranged from 3% to 10% based on market conditions and performance factors;
- For each named executive officer other than Mrs. Boyle, bonus and equity awards comprised more than 50% of the target total direct compensation;
- Mr. Boyle's total cash compensation for 2010 was $2,285,366, of which $1,421,838 was earned upon achieving performance objectives established under the Executive Incentive Compensation Plan;
- Cash compensation (base salary and annual performance-based cash bonus award) levels for the other named executive officers were consistent with the levels generally provided by competitive companies. Columbia has no long-term cash compensation program for its named executive officers;
- Each of our executive officers is employed "at will" and we have no employment or similar agreements with any of our named executive officers, other than a change in control and severance plan approved by the Board of Directors, in which our Chairman and our President and CEO are not eligible to participate; and
- Columbia generally does not provide any perquisites or tax reimbursements or other benefits to the named executive officers that are not available to other employees.

In early 2010, in anticipation of continued economic uncertainty and the expected impact on Columbia's financial results, Columbia's Compensation Committee adjusted certain compensation programs. As a result, with respect to our long-term compensation, the Committee:

- Reduced the allocation of performance-based RSUs by 5%, from 35% to 30%;
- Increased the allocation of time-based RSUs by 5%, from 20% to 25%; and
- Modified the performance components and relative weight of those components related to the performance-based RSUs.

The performance-based RSUs were modified to provide that if the award otherwise would be forfeited based on failure to achieve the minimum cumulative operating income and existing average return on invested capital measures over the 2010 through 2012 performance period, then a percentage of the RSUs nonetheless would vest if Columbia's three-year average operating margin exceeded the 25th percentile rank of the three-year average operating margin of companies in Columbia's peer group over that period. Also, the additional year of service requirement following the completion of the performance period was eliminated.

The Committee believes its actions are consistent with the overall pay for performance philosophy of Columbia's compensation program and were appropriate to balance compensation opportunities with performance expectations and the degree of difficulty associated with achieving performance goals, and retaining and motivating our executives.

This Compensation Discussion and Analysis, or CD&A, discusses our compensation program for our Chief Executive Officer, or CEO, our Chief Financial Officer, or CFO, and our three other most highly compensated officers in 2010, whom we collectively refer to as our named executive officers. Our named executive officers are:

- Timothy P. Boyle, President and CEO;
- Gertrude Boyle, Chairman of our Board of Directors;
- Bryan L. Timm, Executive Vice President and Chief Operating Officer, or COO;
- Michael W. McCormick, Executive Vice President of Global Sales and Marketing; and
- Thomas B. Cusick, Senior Vice President, CFO and Treasurer.

In this CD&A, the terms "we," "us," "our" and "the company" refer to Columbia Sportswear Company and not to the Compensation Committee. The compensation programs for our named executive officers also generally apply to our other senior executive officers, and references in this CD&A to executive officers generally include the named executive officers and the other senior executive officers.

In this CD&A, we describe our overall compensation philosophy, objectives and practices. Our compensation philosophy and objectives generally apply to all of our employees, and most of our key employees are eligible to participate in the three main components of our compensation program: base salary, annual cash bonus, and long-term incentives. The relative value of each of these components of our compensation program varies from year to year and for each individual employee, depending on our financial and stock price performance and the employee's role and responsibilities.

Our compensation program is designed to:

- align executive officer and shareholder financial interests;
- encourage prudent risk taking of our executive officers in order to achieve long-term shareholder objectives;

- enable us to attract, retain and motivate key, highly talented executive officers; and
- consider competitive compensation practices and other relevant factors without establishing compensation targets at specific benchmark percentiles.

Risk and Compensation

We believe our compensation programs for executive officers appropriately encourage prudent risk taking to achieve long-term shareholder value. A variety of principles and practices contribute to the alignment of our executive compensation programs with our overall risk profile, including:

Principle	*Practice*
Governance	• all Compensation Committee members are independent, non-employee Board members
Program Design	• programs are designed to provide motivation across our strategic objectives, short and long-term financial performance, and growth in shareholder value, while also promoting the attraction and retention of executive talent • programs balance strategic, financial and shareholder measures • programs balance between short and long-term performance and cash and equity compensation • the vesting periods applied to long-term incentives provide long-term alignment with shareholders • maximum amounts payable are established under performance-based incentive programs
Program Implementation and Management	• both strategic and financial measures are established at the beginning of a performance period and evaluated at the end of a performance period by the Compensation Committee • all elements of executive compensation are reviewed annually by the Compensation Committee, with the assistance of its compensation consultant • base salaries and annual adjustments are based on market practices • annual incentive payouts have varied over time commensurate with business and individual executive performance • long-term incentives have varied over time based on both the company's financial performance and stock price performance • processes are consistent with those established by the Compensation Committee and are monitored by the company's human resources, finance and legal functions

Compensation objectives

Leadership and motivation of our executive officers are critical to our long-term success and the market for high-quality executive officers in our industry remains competitive. Our challenge is to offer a compensation program that is competitive and at the same time reinforces our core values of product quality, performance and execution in support of our corporate strategies and operating plans.

Compensation program design

Our compensation program is designed to reward our executive officers when they achieve our targeted annual performance goals, increase shareholder value and maintain long-term careers with us. Accordingly, we:

- provide total compensation that is competitive with other companies in our industry;
- link bonuses to corporate and individual performance; and
- align management interests with shareholder interests by tying executive officer compensation in part to long-term shareholder returns.

In our view, a competitive pay package in our industry includes a salary that provides for a minimum level of compensation for an executive officer, a meaningful bonus tied to achievement of both corporate and individual objectives, equity incentives that offer significant rewards if the market price of our Common Stock increases in the future, and benefits competitive with what is offered by similar companies. The total compensation package for our executive officers is substantially weighted toward incentive compensation tied to corporate and individual performance and equity incentives. Therefore, when targeted performance levels are not achieved and/or our stock price decreases, executive officer compensation is substantially reduced. When targeted performance levels are exceeded and our stock price increases, executive officer compensation is substantially increased.

Components of compensation

We have a relatively simple compensation program. For 2010, our compensation program for named executive officers included the following three main components:

- base salary;
- annual, short-term incentive compensation; and
- long-term, equity-based incentive compensation consisting of stock options and performance-based and time-based RSUs.

These three components constitute what we refer to as "total direct compensation" with respect to each named executive officer. We also provide compensation in the form of various other employee benefits and perquisites. Each of these elements helps us achieve the objectives of our compensation program, and we believe that, together, they have been and will continue to be effective in achieving our overall objectives.

Compensation process

The Board of Directors or the Compensation Committee makes all executive officer compensation decisions. Each year, the Committee reviews and evaluates the compensation paid to our executive officers and determines the base salary, target bonus and the equity related grants for each executive officer. We believe the compensation we pay should be competitive, reasonable and performance-based.

The use and weight of each compensation component is based on a subjective determination by the Compensation Committee of the importance of each in meeting our overall objectives. In general, we seek to put a significant amount of each named executive officer's potential total direct compensation "at risk" based on corporate, individual and stock price performance. As a result, compensation paid on an ongoing, current basis in the form of base salary, benefits and perquisites generally represents less than half of each named executive officer's potential total direct compensation at target performance levels. In addition, we believe annual compensation paid to our named executive officers, other than our Chairman and our President and CEO, in the form of cash generally should represent approximately 60% to 65%, and consequently non-cash compensation generally should represent approximately 35% to 40%, of each named executive officer's potential total compensation at target performance levels. Our President and CEO, who currently holds approximately 43% of our outstanding Common Stock, and our Chairman, who currently holds approximately 16% of our outstanding Common Stock, have not historically received, and in 2010 did not receive, any equity compensation awards.

Although we do not engage in traditional benchmarking, as part of our process for determining compensation, we review competitive compensation analyses provided by our compensation consultant that include an estimate of the 25th percentile, median and 75th percentile positions for base salary, target total cash compensation (base salary plus target bonus), and target total direct compensation (base salary plus target bonus plus equity related grants) for each of our named executive officers. In determining competitive, reasonable and appropriate levels of compensation, the Compensation Committee subjectively considers the relationship between the amount of compensation and the approximate median for each of these compensation measures. We also consider several other factors when determining appropriate compensation levels for each executive officer, including:

- our analyses of competitive compensation practices;
- individual performance and contributions to financial goals such as sales revenue and operating margin;
- individual leadership, expectations, expertise, skills and knowledge;
- labor market conditions; and
- information and advice from an independent compensation consultant engaged by the Compensation Committee.

Our approach to evaluating these factors is subjective and not formulaic, and the Compensation Committee may place more or less weight on a particular factor when determining an executive officer's compensation.

Treatment of prior compensation

The Compensation Committee considers, in addition to the factors described above:

- individual's accumulated vested and unvested equity awards;
- current value and potential value over time using stock appreciation assumptions for vested and unvested equity awards;
- vesting schedule of the individual's outstanding equity awards;
- comparison of individual equity awards between executive officers and in relation to other compensation elements;
- shareholder dilution; and
- total accounting expense as part of its annual evaluation of executive compensation.

The amount of past compensation, including annual bonus awards and amounts realized or realizable from prior equity awards, is considered but is generally not the most significant factor in the Committee's evaluation because bonuses are awarded for annual performance and equity awards are granted as part of the target total direct compensation the Committee establishes each year.

Involvement of CEO and management

In determining the total compensation for each executive officer, the Compensation Committee considers the specific recommendations of our President and CEO and our Vice President of Global Human Resources, input from the Committee's outside compensation consultant, and the Committee's own assessment of the executive officer's performance, the executive officer's expectations and other factors it deems relevant. Our

President and CEO's and our Vice President of Global Human Resources' recommendations to the Committee typically include discussion of the role and responsibilities of the executive officer within the company, the performance of the executive officer, the expected future contributions of the executive officer, the executive officer's own expectations, and competitive and market considerations. Although our President and CEO and our Vice President of Global Human Resources make recommendations regarding the executive officers, neither participates in the discussions concerning his or her own compensation. Our President and CEO does not make recommendations regarding his own compensation, which is solely the responsibility of the Committee.

Competitive survey information

We use multiple compensation survey sources, including general industry surveys, retail/wholesale surveys, and apparel industry surveys. Data represented in these surveys are submitted confidentially by participating companies. Each survey provides a comprehensive list of all companies that participated in the survey, but compensation information is reported statistically without identifying company participants by name. We do not benchmark against specific companies or a specific peer group of companies. We participate in the Towers Perrin (retail/wholesale and general industry) and IPAS® (apparel/footwear retail industry) specialty surveys. PricewaterhouseCoopers compiles the data from these sources and from surveys purchased from Mercer Human Resource Consulting (general industry) and Watson Wyatt Data Services (general industry). These surveys include participating companies that are both smaller and larger than us based on annual revenues and market capitalization. We generally focus on a subset of companies within a comparable range of revenues (typically between 50% and 200% of our annual revenues) or apply revenue-based regression analysis to the survey data for comparability purposes. The result of our analysis is an approximate "market composite" for each element of compensation for each executive officer. Although we do not use this data formulaically, we consider the median, or 50th percentile, of the composite data as one among many factors as part of our subjective analysis regarding the appropriate amounts and types of executive compensation.

Tax considerations

The Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code when determining the compensation of executive officers. Section 162(m) limits the amount that we may deduct for compensation paid to our President and CEO and to each of our three most highly compensated officers (other than the President and CEO or the Chief Financial Officer) to $1,000,000 per person, unless certain exemption requirements are met. We believe that compensation paid under our executive officer incentive plans is generally fully deductible for federal income tax purposes. In some circumstances, however, the Committee may approve compensation that will not meet these requirements as a means to ensure competitive levels of total compensation for our executive officers. In any event, the Committee intends to maintain an approach to executive officer compensation that strongly links pay to performance.

Analysis of 2010 named executive officer compensation

General

Our competitive compensation analyses identified relevant market survey data for all our named executive officers except Mrs. Boyle. The Compensation Committee, with the concurrence of PricewaterhouseCoopers, determined that the available competitive market survey data did not adequately reflect Mrs. Boyle's role, scope of work and responsibilities. Mrs. Boyle has had significant marketing responsibilities and plays a prominent role in our civic and community relations activities. The Committee determined that establishing Mrs. Boyle's target total direct compensation relative to that of our President and CEO is an appropriate approach in the absence of relevant competitive market survey data. For 2010, the Committee determined that Mrs. Boyle's target total direct compensation should be between 60% and 70% of our President and CEO's target total direct compensation.

The 2010 Target Total Direct Compensation table below summarizes the target total direct compensation levels established by the Compensation Committee. Following the table, we discuss each compensation element summarized in the table.

2010 Target Total Direct Compensation

Name	Annual Salary ($)	Target Bonus (as a % of Annual Salary)	Target Total Cash Compensation(1)($)	Target Total Direct Compensation(2)($)
Timothy P. Boyle President and CEO	835,000	110%	1,753,500	1,753,500
Gertrude Boyle Chairman of the Board	819,000	50%	1,228,500	1,228,500
Bryan L. Timm Executive Vice President and COO	485,000	70%	824,500	1,346,397
Michael W. McCormick Executive Vice President of Global Sales and Marketing	485,000	70%	824,500	1,346,397
Thomas B. Cusick Senior Vice President, Chief Financial Officer and Treasurer	357,500	50%	536,250	882,474

(1) The sum of annual salary plus target bonus.

(2) The sum of annual salary plus target bonus plus the estimated and probable fair value of the 2010 stock options, time-based and performance-based RSU awards. We grant no equity compensation awards to either our Chairman or our President and CEO.

As part of our analysis in establishing 2010 compensation, we noted that, assuming that the target bonus levels and equity-based incentives performance targets were achieved, our named executive officers' total direct compensation (annual salary plus bonus plus the expected value of equity incentives) was at the approximate competitive median for Mr. Timm and Mr. McCormick and below the median for Mr. Cusick, who has been in his position less than two years. Mr. Boyle's total direct compensation was substantially below the competitive market median, reflecting the fact that Mr. Boyle does not receive grants of equity-based incentives because he owns a substantial amount of our Common Stock. Mrs. Boyle's total direct compensation was set at 70% of our President and CEO's total direct compensation.

In making compensation determinations, the Compensation Committee did not specifically consider the ratio of our President and CEO's compensation to that of the executive officers, other than for our Chairman. The average target total direct compensation of our three named executive officers other than our Chairman was 68% of our President and CEO's target total direct compensation. Specifically, Mr. Timm's target total direct compensation was 77% of our President and CEO's, Mr. McCormick's was 77% of our President and CEO's, and Mr. Cusick's was 50% of our President and CEO's. We believe these relationships appropriately reflect each named executive officer's level of responsibility.

Excluding our Chairman and our President and CEO, neither of whom received equity-based incentives, the total direct compensation of our named executive officers for 2010 consisted, on average, of the following proportions of components: 37% in base salary, 24% in target short-term incentive compensation, and 39% in equity-based incentives. We believe that our compensation program for named executive officers is aligned with shareholders' interests as a result of the significant variable and long-term structure of target total direct compensation, and the manner in which the variable compensation is determined.

Base salary

We provide an annual base salary to each named executive officer based in large part on job responsibility, experience level, individual performance, and the amount and nature of the other compensation paid to the named executive officer. The Compensation Committee reviews each named executive officer's salary annually and makes adjustments when appropriate to reflect competitive market factors and the individual factors described above under "Compensation process." In 2010, the Committee recommended pay increases for each of the named executive officers, including: a 3% increase for Mr. Boyle and Mrs. Boyle, a 9% increase for Mr. Timm and Mr. McCormick and a 10% increase for Mr. Cusick. We determined the specific amount of each increase based on our subjective analysis of each executive's responsibilities and job performance, and we considered the competitive median base salary data for each position as one among many factors as part of our subjective analysis. Annual salary adjustments typically become effective in March.

Short-term incentive compensation

We have established an Executive Incentive Compensation Plan for executive officers that provides for the payment of annual bonuses to motivate and reward achievement of corporate and personal objectives. Any discretionary bonuses are made outside of the Executive Incentive Compensation Plan. The Compensation Committee elected not to award discretionary bonuses to any named executive officers related to 2010 performance.

The following table also summarizes the various potential 2010 bonus payouts under the plan as approved by the Committee.

2010 Target Bonus Components

Name	Target Bonus (as a % of Annual Salary)	Company Performance Component (as a % of Actual Bonus)	Individual Performance Component (as a % of Actual Bonus)(1)	Individual Performance Component (as a % of Annual Salary)(1)	Target Company Performance Component (as a % of Annual Salary)	Threshold Company Performance Component (as a % of Annual Salary)(2)	Stretch Company Performance Component (as a % of Annual Salary)(3)
Timothy P. Boyle President and CEO	110%	80%	20%	22%	88%	24%	176%
Gertrude Boyle Chairman of the Board	50%	80%	20%	10%	40%	20%	80%
Bryan L. Timm Executive Vice President and COO	70%	80%	20%	14%	56%	28%	112%
Michael W. McCormick Executive Vice President of Global Sales and Marketing	70%	80%	20%	14%	56%	28%	112%
Thomas B. Cusick Senior Vice President, Chief Financial Officer and Treasurer	50%	80%	20%	10%	40%	20%	80%

(1) The Individual Performance Component is paid out to the extent individual performance objectives are met or exceeded and company performance is at least 65% of the pre-tax income target established by the Compensation Committee.

(2) The Threshold Company Performance Component is paid out if 80% of the pre-tax income target set by the Compensation Committee is achieved, and constitutes the minimum company performance component required by the Compensation Committee.

(3) The Stretch Company Performance Component is paid out if 120% of the pre-tax income target set by the Compensation Committee is achieved, and constitutes the maximum company performance component.

We considered market composite data as one among many factors in our subjective analysis regarding the appropriate bonus target for each executive officer. Our President and CEO's target bonus amount constitutes a greater percentage of his base salary than the other named executive officers in part because, unlike the other named executive officers (excluding our Chairman), our President and CEO to date has not received equity compensation awards. Assuming the target bonus levels were achieved, Mr. Boyle's total cash compensation (annual salary plus target bonus) for 2010 was 14% above the competitive market median total cash compensation; however, Mr. Boyle's total direct compensation was substantially below the competitive market median, reflecting the fact that he does not receive any equity-based incentives. Mrs. Boyle's total cash compensation was set at approximately 70% of our President and CEO's total cash compensation. Total cash compensation for each of our other named executive officers was at or below the market median of the competitive market data.

The amount of the actual bonus paid under the plan to each named executive officer is based on the extent to which the company meets or exceeds a performance target set by the Compensation Committee, which consists of a net income goal adjusted for income taxes and bonus payments and excluding specified extraordinary items, and the named executive officer meets or exceeds individual performance objectives. The pre-tax net income target constituted 80% of the total annual bonus potentially payable to each named executive officer under the plan in 2010. The pre-tax net income target is set to align with our strategic plan and expectations regarding our performance. For 2010, the pre-tax income target set by the Committee was $110,800,000 before income tax and bonus expense.

Over the past five years, we have achieved:

- performance in excess of the company performance target three times, but have not achieved the maximum, "stretch" performance level; and
- an average payout percentage of 103% of the company performance target award opportunity for the four years in which the minimum threshold was met and a payout was made.

The Committee intends to set the threshold and stretch company performance target levels so that the relative difficulty of achieving the company performance target level is consistent from year to year.

The remaining 20% of the total bonus was based on the named executive officer's individual performance during the year. The individual performance objectives were set early in 2010 by our President and CEO and consist of financial, operational, brand and product, and personal goals. This determination is based in large part on our President and CEO's assessment of the named executive officer's performance against those objectives. The Committee makes its own determination about whether our President and CEO has met or exceeded his individual performance objectives, which were set early in 2010 by the Committee and consist of short-term operational goals, long-term strategic goals, and leadership objectives. To the extent that a named executive officer has met or exceeded the individual performance objectives and company performance was at least 65% of the pre-tax income target under the Executive Incentive Compensation Plan, the Committee may award to the named executive officer the full bonus amount based on achievement of the individual performance objectives (i.e., the amount constituting 20% of the named executive officer's total potential bonus). If the Committee determines that a named executive officer has not met the individual performance objectives, the corresponding bonus amount may be reduced or eliminated.

For 2010, we achieved net income of 114.2% of the company performance target set by the Compensation Committee. Accordingly, the company performance component was earned and payable, and the individual performance component was eligible to be payable, under the plan. The table below summarizes the actual bonus payouts made in 2010.

2010 Actual Bonuses

Name	Individual Performance Component of Plan Bonus ($)	Company Performance Component of Plan Bonus ($)	Discretionary Bonus ($)	Total Bonus ($)
Timothy P. Boyle President and CEO	165,330	1,256,508	—	1,421,838
Gertrude Boyle Chairman of the Board	81,900	560,196	—	642,096
Bryan L. Timm Executive Vice President and COO	67,900	464,436	—	532,336
Michael W. McCormick Executive Vice President of Global Sales and Marketing	67,900	464,436	—	532,336
Thomas B. Cusick Senior Vice President, Chief Financial Officer and Treasurer	35,750	244,530	—	280,280

Equity-based incentives

Equity-based incentives represent a direct link between executive officer compensation and shareholder returns. In light of this, we believe that offering equity incentives to our executive officers that become more valuable if the market price of our Common Stock increases provides an appropriate additional incentive to the executive officers to work toward this goal. Our equity awards to named executive officers, excluding our Chairman and our President and CEO who do not receive equity awards, take the form of stock options and both performance-based and time-based RSUs.

Stock options are a primary component of our long-term incentive compensation awards. Stock options offer the possibility of substantial gains if our stock appreciates significantly, but no value and little incentive if our stock price drops. Stock options granted under our stock option plan have exercise prices not less than 100% of the closing market price of our Common Stock on the date of the option grant. RSUs, both time-based and performance-based, offer similar incentives to stock options since they reward increases in the market price of our Common Stock, and in that way tie the interests of executive officers to our shareholders' interests. Unlike stock options, however, these awards can provide retention value even if our stock price does not increase, and also subject executive officers to the same downside risk experienced by shareholders. Further, because of the perceived value of RSUs, we have been able to offer somewhat reduced total grant values than we previously offered solely in the form of stock options. This has reduced the shareholder dilution associated with our equity incentive programs. Finally, we believe that RSUs and restricted stock are being used increasingly by other companies as the primary equity incentives for executives and we need to offer these types of incentives to remain competitive in attracting and retaining executive officers.

We have established appropriate written policies and practices regarding the timing and pricing of equity awards and do not time equity incentive grants in connection with the release of material non-public information.

In 2010, the Compensation Committee established the following mix of forms of annual equity awards for named executive officers, other than our Chairman and our President and CEO, for delivering the expected value of overall long-term incentives:

	Expected % of Equity Value
Stock Options	45%
Performance-Based Restricted Stock Units	30%
Time-Based Restricted Stock Units	25%

We chose these types of awards and established this weighting based on the recommendation of our compensation consultant to provide an effective incentive for the executive officers, particularly in light of prevailing economic uncertainty. The Compensation Committee awarded a competitive number of RSUs and option shares that, when added to the particular named executive officer's target total cash compensation, resulted in a target total direct compensation level that the Committee determined was reasonable and appropriate. We do not believe that the estimated fair value of our equity-based incentives reflected in the Summary Compensation Table and the 2010 Grants of Plan-Based Awards Table is a measure of the compensation actually received or that may be received. Our executive officers are motivated by the potential appreciation in the value of these equity-based incentives if the market price of our Common Stock increases.

The number of performance-based RSUs that vest is determined by reference to achievement of specified performance goals during the performance period. Beginning with the performance-based RSU grants for the 2010 through 2012 period, the performance components and the relative weight of those components were modified from grants made in previous years. As in previous years, if cumulative operating income and average return on invested capital are realized above minimum levels, each named executive officer may be awarded from 0% to 170% of the shares awarded, depending on the relative achievement of the target levels. If minimum levels of cumulative operating income and average return on invested capital are not met, rather than the RSUs being forfeited, as they would have been under grants made in previous years, a percentage of the RSUs nonetheless will vest if Columbia's average operating margin over the 2010 through 2012 period exceeds the 25th percentile rank relative to a three-year average operating margin of a specific peer group of companies. Generally, the Compensation Committee intends to set the minimum and maximum levels of cumulative operating income and average return on invested capital so that the relative difficulty of achieving these levels is consistent over each three-year performance period; however, volatile economic conditions and a significant shift in our business model have increased the uncertainty of our planning and forecasts and the relative difficulty of establishing appropriate targets. The Committee believes that the secondary measure of relative three-year average operating margin performance against an industry peer group provides a means of earning performance shares during periods of significant volatility and provides a reward for managing through difficult business cycles, controlling for industry effects. Under this secondary performance measure, if Columbia's three-year average operating margin is below the 25th percentile of the peer group, no RSUs vest. The percentage of the shares subject to the three-year average operating margin performance criteria that vest if Columbia's three-year operating margin is above the 25th percentile of the peer group is as follows:

Columbia's Percentile Rank	% of RSUs that Vest
25-39	20%
40-54	50%
55-69	80%
70-84	110%
85+	140%

The relative operating margin measure compares Columbia's three-year average operating margin to a peer group consisting of the following companies: Carters, Inc., Deckers Outdoor Group, Hanesbrands Inc., Jones Apparel Group, K-Swiss Inc., Liz Claiborne Inc., NIKE Inc., Oxford Industries, Philips-Van Heusen Corporation, Polo Ralph Lauren Corp., Quiksilver, The Timberland Company, Under Armour Inc., VF

Corporation, Volcom, Inc., Warnaco Group Inc., and Wolverine World Wide Inc. The companies in the peer group were approved by the Committee, and were chosen based on their comparability with Columbia's business.

If data becomes unavailable for any company during the three-year cycle, due to a transaction or otherwise, operating margin will be averaged over the period for which data is available.

In 2008, the Committee granted RSU awards for the performance period 2008-2010 with the following targets:

		Cumulative Operating Income (2008-2010) (dollars in millions)					
	At Least	**$ 560**	**$ 590**	**$ 620**	**$ 660**	**$ 720**	**$ 780**
Average Return on Invested Capital (2008-2010)	13%	0%	40%	50%	60%	75%	90%
	16%	65%	80%	85%	95%	115%	130%
	18%	80%	90%	100%	115%	135%	155%
	20%	90%	105%	115%	130%	150%	175%
	23%	105%	120%	130%	140%	170%	200%

The minimum levels of operating income and return on invested capital were not met for the 2008-2010 period, so each named executive officer forfeited the company performance component of the award. Our ability to meet the pre-established minimum levels of operating income and return on invested capital for the 2008 through 2010 period was significantly affected by, among other things, the unprecedented economic downturn coupled with a shift in our business model that included extraordinary incremental capital investments and costs in support of our corporate strategic plan, including expansion of our direct-to-consumer operations. Of the named executive officers eligible to receive awards, based on evaluation of annual performance results, Mr. McCormick and Mr. Timm satisfied all or a portion of the individual performance component requirements of the award (20%) and will receive that portion of the award once the award becomes fully vested on December 31, 2011. If Mr. McCormick continues employment with us through December 31, 2011, he will receive 960 shares. If Mr. Timm continues employment with us through December 31, 2011, he will receive 1,100 shares. Mr. Cusick was not eligible for performance-based RSU grants in 2008, and Mr. Boyle and Mrs. Boyle do not participate in the plan.

Change in control severance plan

In 2009, the Board adopted a change in control severance plan that offers certain key employees, including the named executive officers, based on level of position, income protection in the event that the participant's employment with us is involuntarily terminated other than for cause, and to secure for the benefit of Columbia the services of the eligible employees, including the named executive officers in the event of a potential or actual change in control. Mr. Boyle and Mrs. Boyle are not eligible to participate in the plan. The Board believes these types of arrangements are common for companies against which we compete for talented key personnel and are beneficial for management recruitment purposes. For a description of the benefits to which the participating named executive officers would be entitled under the plan, see "Potential Payments upon Termination or Change in Control," below.

Summary Compensation Table

Name and Principal Position	Year	Salary(1) ($)	Bonus ($)	Stock Awards(2) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation(3) ($)	Total ($)
Timothy P. Boyle	2010	830,192	—	—	—	1,421,838	33,336	2,285,366
President and CEO	2009	810,000	—	—	—	686,556	28,687	1,525,243
	2008	804,231	—	—	—	—	23,568	827,799
Gertrude Boyle	2010	814,385	—	—	—	642,096	20,635	1,477,116
Chairman of the Board	2009	795,000	—	—	—	332,310	64,785	1,192,095
	2008	789,231	—	—	—	—	15,488	804,719
Bryan L. Timm	2010	498,519	—	278,660	243,237	532,336	50,418	1,603,170
Executive Vice President	2009	461,202	140,000	358,505	152,245	266,644	35,663	1,414,259
and COO	2008	425,105	142,126	209,330	289,086	—	27,669	1,093,316
Michael W. McCormick	2010	477,308	—	278,660	243,237	532,336	42,691	1,574,232
Executive Vice President of	2009	443,116	60,000	356,191	150,645	266,644	30,738	1,307,334
Global Sales and Marketing	2008	383,308	139,600	182,688	264,307	—	29,789	999,692
Thomas B. Cusick	2010	352,962	—	184,894	161,330	280,280	26,090	1,005,556
Senior Vice President, Chief	2009	327,592	—	198,584	120,556	139,100	21,673	807,505
Financial Officer and Treasurer								

(1) For 2010, amounts include employee contributions deferred under our 401(k) Excess Plan as follows: Mr. Boyle, $0; Mrs. Boyle, $0; Mr. Timm, $90,516; Mr. McCormick, $80,395; and Mr. Cusick, $29,910.

(2) The amounts set forth in the "Stock Awards" and "Option Awards" columns reflects the aggregate grant date fair value computed in accordance with the requirements of FASB ASC Topic 718—Stock Compensation. These amounts may not correspond to the actual value eventually realized by each named executive officer, which depends on the extent to which performance conditions are ultimately met and the market value of our Common Stock in future periods. For example, Mr. Timm and Mr. McCormick did not realize these values for the 2008 performance-based RSU stock awards because not all of the performance objectives of the awards were met and therefore the company performance component of the RSUs was forfeited. The maximum payout amounts for the 2010 performance restricted stock units reported in the "Stock Awards" column above were as follows: Mr. Timm, $254,374; Mr. McCormick, $254,374 and Mr. Cusick, $168,791. Assumptions used in the calculation of these amounts are described in the Notes to Consolidated Financial Statements for each of the years ended December 31, 2008, 2009 and 2010, included in Columbia's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(3) The amounts set forth in the "All Other Compensation" column consist of the following:

Name	Year	Matching Contributions under the Company's 401(k) Profit Sharing Plan	Matching Contributions under the Company's 401(k) Excess Plan	Profit Sharing Contributions under the Company's 401(k) Profit Sharing Plan	Payment of Certain Fees†	Executive Officer Excess Disability Insurance Premium Payments	Payments for Health Care Benefits Not Provided to Other Employees	Miscellaneous Club Membership Fees
Timothy P. Boyle	2010	$11,000	—	*	—	*	*	*
Gertrude Boyle	2010	$11,000	—	*	*	—	*	*
Bryan L. Timm	2010	*	$37,008	*	—	*	—	—
Michael W. McCormick	2010	*	$31,948	*	—	*	—	—
Thomas B. Cusick	2010	*	$14,955	*	—	*	—	—

* Value less than $10,000

† Amount relates to security expenses incurred by Columbia for Mrs. Boyle in response to a kidnapping attempt of Mrs. Boyle in November 2010.

2010 Grants of Plan-Based Awards Table

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Securities	All Other Option Awards: Number of Securities Underlying Units	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)(2)**	**Target (#)**	**Maximum (#)**	**(#)**	**(#)**	**($/Sh)**	**($)**
Timothy P. Boyle	1/21/2010	200,400	734,800	1,469,600	—	—	—	—	—	—	—
	1/21/2010	—	183,700(1)	—	—	—	—	—	—	—	—
Gertrude Boyle	1/21/2010	163,800	327,600	655,200	—	—	—	—	—	—	—
	1/21/2010	—	81,900(1)	—	—	—	—	—	—	—	—
Bryan L. Timm	1/21/2010	135,800	271,600	543,200	—	—	—	—	—	—	—
	1/21/2010	—	67,900(1)	—	—	—	—	—	—	—	—
	1/21/2010	—	—	—	—	—	—	2,706	—	—	104,046
	1/21/2010	—	—	—	—	—	—	—	26,727	41.23	243,237
	3/29/2010	—	—	—	0	2,892	4,917	—	—	—	149,632
	3/29/2010	—	—	—	—	—	—	491	—	—	24,982
Michael W. McCormick	1/21/2010	135,800	271,600	543,200	—	—	—	—	—	—	—
	1/21/2010	—	67,900(1)	—	—	—	—	—	—	—	—
	1/21/2010	—	—	—	—	—	—	2,706	—	—	104,046
	1/21/2010	—	—	—	—	—	—	—	26,727	41.23	243,237
	3/29/2010	—	—	—	0	2,892	4,917	—	—	—	149,632
	3/29/2010	—	—	—	—	—	—	491	—	—	24,982
Thomas B. Cusick	1/21/2010	71,500	143,000	286,000	—	—	—	—	—	—	—
	1/21/2010	—	35,750(1)	—	—	—	—	—	—	—	—
	1/21/2010	—	—	—	—	—	—	1,795	—	—	69,018
	1/21/2010	—	—	—	—	—	—	—	17,727	41.23	161,330
	3/29/2010	—	—	—	0	1,919	3,263	—	—	—	99,289
	3/29/2010	—	—	—	—	—	—	326	—	—	16,587

(1) Amount represents individual component target for achieving individual performance objectives under the Executive Incentive Compensation Plan. The target amount for the individual component also is a maximum amount under the plan.

(2) At threshold performance no performance-based RSUs will be earned.

Narrative Disclosure to Summary Compensation Table and 2010 Grants of Plan-Based Awards Table

Salary

Salaries paid to our named executive officers are set forth in the Summary Compensation Table. The amounts set forth in the "Salary" column of the Summary Compensation Table include payments in 2010 for cash-out of personal time off. As a result, the salary paid to a named executive officer during the year (as reported on a cash basis in the Summary Compensation Table) may vary from the executive officer's annualized salary. For fiscal 2010, salaries paid to our named executive officers (including the cash-out for personal time off) accounted for the following percentages of each named executive officer's total compensation, as reported in the "total" column of the Summary Compensation Table: Mr. Boyle (36%), Mrs. Boyle (55%), Mr. Timm (31%), Mr. McCormick (30%), and Mr. Cusick (35%).

Stock Awards

We awarded time-based and performance-based RSUs to our named executive officers under our 1997 Stock Incentive Plan. The amounts set forth in the "Estimated Future Payouts Under Equity Incentive Plan Awards" column of the 2010 Grants of Plan-Based Awards Table represent the threshold, target, and maximum number of performance-based RSUs that may be earned by each of the named executive officers during the January 1, 2010 through December 31, 2012 performance period, depending on the extent to which company performance goals are met or exceeded. RSUs earned during the performance period will vest on December 31, 2012, subject to approval by the Compensation Committee. The amounts set forth in the "All Other Stock Awards" column of the 2010 Grants of Plan-Based Awards Table represent the number of time-based RSUs granted to each named executive officer.

Option Awards

We awarded stock options to our named executive officers under our 1997 Stock Incentive Plan. The options granted to our named executive officers are set forth in the "All Other Option Awards" column of the 2010 Grants of Plan-Based Awards Table.

Non-Equity Incentive Plan Compensation

The Executive Incentive Compensation Plan pursuant to which we grant non-equity incentive plan awards is designed to satisfy the requirements of Section 162(m) of the Internal Revenue Code for qualified performance-based compensation. The Compensation Committee generally determines the structure of the overall short-term incentive program at the beginning of the year. In setting the structure and the amount of the overall bonus target, the Committee considers the company's strategic goals and plan, its operational and financial budget, and other factors, all of which are designed to improve shareholder value. The maximum bonus payable to any executive officer under the plan for a calendar year is $2 million.

We may or may not award an annual cash bonus under the Executive Incentive Compensation Plan, and any amount awarded varies according to the achievement of company and individual performance objectives.

The Compensation Committee establishes targets for our incentive programs early in the fiscal year based upon current forecasts, business strategies and expectations. The Committee has the discretion, at or prior to the time it sets the performance target, to include or exclude any extraordinary items affecting the performance target and to adjust the performance target to take into account changes in accounting. Historically, the Committee has not exercised this discretion to any significant degree but instead has chosen to grant discretionary bonuses outside of the incentive plans when warranted, particularly when the extraordinary items occur late in the performance period.

The Compensation Committee also may reduce the amount payable under the Executive Incentive Compensation Plan to a named executive officer by up to 100%, based on factors that it determines warrant such a reduction and, again, historically has not exercised this discretion to any significant degree. Under the plan, the Committee has no discretion to increase any amount payable to a named executive officer. However, as noted above, the Committee may authorize additional cash compensation outside of the plan. For example, the Committee could award additional one-time compensation for retention purposes or for a named executive officer's extraordinary contributions to Columbia.

The amounts set forth in the "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" column of the 2010 Grants of Plan-Based Awards Table represent the threshold, target, and maximum payout amounts payable for achieving the corporate and individual performance objectives under the company's Executive Incentive Compensation Plan for 2010 awards. The Compensation Committee determined at its January 20, 2011 meeting that the corporate performance objectives under this plan were met, achieving 114.2% of the income performance target and, accordingly, payouts were made under these awards and the actual amounts received by each named executive officer are set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. Based on the CEO's assessments, the named executive officers, other than the Chairman and President and CEO, achieved their individual performance objectives. A discussion of the corporate performance targets that were achieved is set forth under the caption "Compensation Discussion and Analysis—Analysis of 2010 named executive officer compensation—Short-term incentive compensation" above. For fiscal 2010, the aggregate bonuses paid under our Non-Equity Incentive Compensation Plan to our named executive officers accounted for the following percentages of each named executive officer's total compensation reported in the "Total" column of the Summary Compensation Table: Mr. Boyle (62%), Mrs. Boyle (43%), Mr. Timm (33%), Mr. McCormick (34%), and Mr. Cusick (28%).

All Other Compensation

All other compensation of our named executive officers is set forth in the Summary Compensation Table for Fiscal 2010 and described in greater detail in footnote 3 to the table.

Our 401(k) Profit Sharing Plan is our tax qualified retirement savings plan pursuant to which our U.S. employees, including the named executive officers, are able to make pre-tax contributions from their cash compensation. Typically, we make matching contributions for all participants each year equal to 50% of their elective deferrals up to 10% of their total eligible compensation. We also typically make annual profit sharing contributions to the accounts of our employees under the 401(k) Profit Sharing Plan. The contribution consists of amounts which are allocated among eligible employees based on a percentage of their annual salary. The total profit sharing contribution is determined each year by the Board of Directors. For 2010, the Board of Directors approved a profit sharing contribution of $1,400,000 that will be allocated among each eligible employee's account in 2011.

The Internal Revenue Code limits the amount of compensation that can be deferred under the 401(k) Profit Sharing Plan, and also limits the amount of salary and bonus with respect to which matching contributions and profit sharing contributions can be made under that plan. Accordingly, we provide our executive officers and other highly compensated employees with the opportunity to defer their compensation, including amounts in excess of the tax law limit, under our nonqualified 401(k) Excess Plan. Under the plan, the participants may elect to defer up to 70% of eligible compensation and we may make matching contributions for the participants equal to 50% of their elective deferrals up to 10% of their total eligible compensation, minus the matching contribution the participant would have been eligible to receive under the qualified 401(k) Profit Sharing Plan. See the "2010 Nonqualified Deferred Compensation" table below.

We provide our named executive officers with competitive benefits. In 2010, our named executive officers were offered other benefits that were substantially the same as those offered to all of our U.S. employees. In addition to our 401(k) Profit Sharing Plan and 401(k) Excess Plan described above, these benefits included medical, dental and vision insurance. We also provide an enhanced long-term disability benefit to our named executive officers. This benefit is designed to provide additional protection to our named executive officers in the event of catastrophic illness or disability. We provide our Chairman, our President and CEO, and our President and CEO's qualifying family members with medical insurance at no cost, and we reimburse our Chairman and our President and CEO for health care plan deductibles, co-payments, and other out-of-pocket health care expenses up to a maximum aggregate amount of $100,000 per individual and each dependent per year. We also pay various club membership fees for our Chairman and our President and CEO.

2010 Outstanding Equity Awards at Fiscal Year-End Table

		OPTION AWARDS				STOCK AWARDS			
Name (a)	Grant Date (b)	Number of Securities Underlying Unexercised Options (#) Exercisable(1) (c)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(5) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Bryan L. Timm	04/19/02	15,000	—	38.29	04/18/12	—	—	—	—
	08/23/02	15,000	—	38.99	08/22/12	—	—	—	—
	03/11/03	18,000	—	33.69	03/10/13	—	—	—	—
	05/13/04	15,000	—	53.12	05/12/14	—	—	—	—
	09/06/05	15,000	—	45.88	09/05/15	—	—	—	—
	07/20/06	5,200	—	43.83	07/19/16	—	—	—	—
	01/18/07	9,302	198	58.26	01/17/17	—	—	—	—
	01/24/08	25,521	9,479	40.49	01/23/18	—	—	—	—
	01/24/08	—	—	—	—	1,100(2)	66,330	—	—
	01/23/09	5,710	17,130	31.21	01/22/19	—	—	—	—
	01/23/09	—	—	—	—	5,934(3)	357,820	—	—
	02/24/09	—	—	—	—	—	—	0	0
	01/21/10	—	—	—	—	2,706(3)	163,172	—	—
	01/21/10	—	26,727	41.23	01/20/20	—	—	—	—
	03/29/10	—	—	—	—	491(3)	29,607	—	—
	03/29/10	—	—	—	—	—	—	0	0
		123,733	53,534			10,231	616,929	0	0
Michael W. McCormick	08/07/06	5,500	—	49.65	08/06/16	—	—	—	—
	01/18/07	8,323	177	58.26	01/17/17	—	—	—	—
	01/24/08	23,333	8,667	40.49	01/23/18	—	—	—	—
	01/24/08	—	—	—	—	960(2)	57,888	—	—
	01/23/09	5,650	16,950	31.21	01/22/19	—	—	—	—
	01/23/09	—	—	—	—	5,910(3)	356,373	—	—
	02/24/09	—	—	—	—	—	—	0	0
	01/21/10	—	—	—	—	2,706(3)	163,172	—	—
	01/21/10	—	26,727	41.23	01/20/20	—	—	—	—
	03/29/10	—	—	—	—	491(3)	29,607	—	—
	03/29/10	—	—	—	—	—	—	0	0
		42,806	52,521			10,067	607,040	0	0
Thomas B. Cusick	03/11/03	375	—	33.69	03/10/13	—	—	—	—
	05/13/04	6,000	—	53.12	05/12/14	—	—	—	—
	07/20/06	3,600	—	43.83	07/19/16	—	—	—	—
	01/18/07	5,110	109	58.26	01/17/17	—	—	—	—
	01/24/08	9,567	3,553	40.49	01/23/18	—	—	—	—
	01/24/08	—	—	—	—	1,620(3)	97,686	—	—
	01/23/09	4,522	13,564	31.21	01/22/19	—	—	—	—
	01/23/09	—	—	—	—	4,324(3)	260,737	—	—
	02/24/09	—	—	—	—	—	—	0	0
	01/21/10	—	—	—	—	1,795(3)	108,239	—	—
	01/21/10	—	17,727	41.23	01/20/20	—	—	—	—
	03/29/10	—	—	—	—	326(3)	19,658	—	—
	03/29/10	—	—	—	—	—	—	0	0
		29,174	34,953			8,065	486,320	0	0

(1)

Option Grant Date	Vesting Schedule
April 19, 2002	25% vested May 1, 2003, and the remaining 75% vested ratably over the following 36 months
August 23, 2002	25% vested September 1, 2003, and the remaining 75% vested ratably over the following 36 months
March 11, 2003	25% vested on April 1, 2004, and the remaining 75% vested ratably over the following 36 months
May 13, 2004	25% vested on June 1, 2005, and the remaining 75% vested ratably over the following 36 months
September 6, 2005	100% vested on September 6, 2006
July 20, 2006	25% vested on August 7, 2007, and the remaining 75% vest ratably over the following 36 months
August 7, 2006	25% vested on July 20, 2007, and the remaining 75% vest ratably over the following 36 months
January 18, 2007	25% vested on January 18, 2008, and the remaining 75% vest ratably over the following 36 months
January 24, 2008	25% vested on January 24, 2009, and the remaining 75% vest ratably over the following 36 months
January 23, 2009	25% vest on each anniversary date over four years
January 21, 2010	25% vest on each anniversary date over four years

(2) These performance-based RSUs have been earned under the individual performance component of the equity-based incentive compensation plan, but have not yet vested. These RSUs vest on December 31, 2011.

(3)

Time-based RSU Grant Date	Vesting Schedule
January 24, 2008	100% vested on January 24, 2011
January 23, 2009	25% vest on each anniversary date over four years
January 21, 2010	25% vest on each anniversary date over four years
March 29, 2010	25% vest on each anniversary date over four years

(4) At threshold performance no performance-based RSUs will be earned. Assuming performance objectives are met and approved by the Compensation Committee, the performance-based RSUs would vest as follows:

Grant Date	Performance Period	Vesting Schedule
February 24, 2009	2009-2011	December 31, 2012
March 29, 2010	2010-2012	December 31, 2012

(5) Based on a value of $60.30 per share, the closing market price of our Common Stock on December 31, 2010.

Narrative Disclosure to 2010 Outstanding Equity Awards at Fiscal Year-End Table

All of our equity-based incentives are subject to vesting. Performance-based RSUs granted to named executive officers in 2010 vest on the last day of a three-year performance period, subject to approval by the Compensation Committee. For example, grants made in 2010 would become fully vested on December 31, 2012 if the performance goals for that period are achieved, subject to approval by the Compensation Committee.

The amounts set forth in the "Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested" column represent the threshold number of performance-based RSUs that may be earned by each of the named executive officers for the January 1, 2009 through December 31, 2011 performance period (for 2009 grants), and the January 1, 2010 through December 31, 2012 performance period (for 2010 grants), depending on the extent to which company performance goals are met or exceeded. Any performance-based RSUs earned during the 2009 grant performance period will vest on December 31, 2012, and any RSUs earned during the 2010 grant performance period will vest on December 31, 2012, subject to approval by the Compensation Committee. The performance period for the 2008 grants is completed and the company performance component of the RSUs for the 2008 grant performance period were forfeited on December 31, 2010. All or a portion of the individual performance component has been met for each of the eligible named executive officers, and the individual performance component RSUs that were earned will vest on December 31, 2011. These individual component shares are set forth in "Number of Shares or Units of Stock that Have Not Vested" column above.

The amounts set forth in the "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested" column were calculated using a value of $60.30 per share, the closing market price of our Common Stock on December 31, 2010, the last business day of the year, multiplied by the threshold number of performance-based RSUs granted that may be earned during the applicable performance period. This value may not correspond to the actual value that will be realized by the named executive officers, which depends on the extent to which performance conditions are ultimately met and the value of our Common Stock in future periods.

2010 Option Exercises and Stock Vested Table

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Bryan L. Timm	2,559	114,767
Michael W. McCormick	2,757	124,708
Thomas B. Cusick	1,968	80,610

There were no stock option exercises by named executive officers in 2010.

2010 Nonqualified Deferred Compensation

Name	Executive Contributions in 2010(1)	Matching Company Contributions in 2010(1)	Aggregate Earnings in 2010(1)	Aggregate Balance at 12/31/2010(1)
Timothy P. Boyle	—	—	—	—
Gertrude Boyle	—	—	—	—
Bryan L. Timm	$90,516	$37,008	$31,039	$318,728
Michael W. McCormick	$80,395	$31,948	$28,747	$291,429
Thomas B. Cusick	$29,910	$14,955	$12,516	$126,340

(1) All amounts reported in the Executive Contributions column are also included in amounts reported in the Salary column of the Summary Compensation Table. The amounts reported in the Matching Company Contributions column represent matching contributions made by us in early 2011 based on 2010 executive contributions; these amounts are also included in amounts reported for 2010 in the All Other Compensation column of the Summary Compensation Table. None of the amounts in the Aggregate Earnings column are included in amounts reported in the Summary Compensation Table because the company does not pay guaranteed, above-market or preferential earnings on deferred compensation. All other amounts included in the Aggregate Balance column have been reported in the Summary Compensation Table in this proxy statement or in prior year proxy statements.

Nonqualified Deferred Compensation Plan

The named executive officers are eligible to participate in our 401(k) Excess Plan, which became effective in 2008. Contributions based on salary and bonus in excess of the current tax law limit applicable for our qualified 401(k) Profit Sharing Plan are made as company contributions under the 401(k) Excess Plan. Participants in the 401(k) Excess Plan may elect in advance to defer up to 70% of their annual base salary, bonus and incentive payments and we may make matching contributions for the participants equal to 50% of their elective deferrals up to 10% of their total eligible compensation, minus the matching contribution the participant would have been eligible to receive under the qualified 401(k) Profit Sharing Plan. Our matching contribution for 2010 to the accounts of the named executive officers under the qualified and nonqualified plans are included under the heading "All Other Compensation" in the Summary Compensation Table above.

Amounts deferred under the 401(k) Excess Plan are credited to a participant's account under the 401(k) Excess Plan. Each participant may allocate his or her account among a combination of two investment funds available under the 401(k) Excess Plan. Participants' accounts are adjusted to reflect the investment performance of the funds selected by the participants. Participants can change the allocation of their account balances quarterly. The funds available under the 401(k) Excess Plan consist of 2 mutual funds with either a balanced or growth investment objective. The investment funds had annualized returns in 2010 of 13.7% and 14.3%, respectively. Amounts credited to participants' accounts are invested by us in actual investments matching the investment options selected by the participants to ensure that we do not bear any investment risk related to participants' investment choices.

Potential Payments Upon Termination or Change in Control

Pursuant to our Change in Control Severance Plan we have agreed to provide certain benefits to some of our named executive officers in the event that the executive's employment with Columbia is involuntarily terminated without "cause" other than in connection with a change in control, or in the event that, in connection with a change in control, the executive's employment with Columbia is terminated by us other than for "cause" or by the executive for "good reason." Neither our President and CEO nor our Chairman is eligible to participate in the plan. The Board believes that these types of arrangements are common for companies against which we compete for talented key personnel and are beneficial for management recruitment purposes.

In our plans and agreements, "cause" generally includes personal dishonesty intended to result in substantial personal enrichment, conviction of a felony that is injurious to Columbia, willful acts that constitute gross misconduct that is injurious to Columbia, continued substantial violations of employment duties that are willful and deliberate and other substantial violations of the plan, including violation of Columbia's Code of Conduct or other restrictive covenants agreed to under the plan. "Good reason" generally includes a change in position or responsibilities that does not represent a promotion, a decrease in compensation, or a home office relocation of over 75 miles.

Termination without cause or for good reason, following a change in control

Cash Severance Benefit. The change in control severance plan provides that each named executive officer, other than Mr. Boyle and Mrs. Boyle, would receive cash severance benefits payable if the officer's employment is terminated by us without "cause" or by the officer for "good reason" after a change in control. In the event of a qualifying termination in connection with a change in control, the cash severance payment for Mr. Timm, Mr. McCormick and Mr. Cusick is equal to two times the sum of base annual salary plus a pro-rated portion of the officer's target annual incentive. These amounts are payable in a lump sum following the participant's signing of a waiver and release of claims and no later than two and one half months after the end of the fiscal year in which the termination occurred.

Insurance Continuation. In the event of a qualifying termination in connection with a change in control, each participant would receive health insurance benefits for the shorter of 18 months or the COBRA coverage period.

Equity Acceleration. In the event of a qualifying termination in connection with a change in control, outstanding options and time-based RSUs would accelerate in full, and performance-based RSUs would accelerate to the extent earned as of that date, determined on a pro-rated basis for the applicable performance period.

The following table shows the estimated change in control benefits that would have been payable to the named executive officers if the named executive officer were terminated by us without cause, or if the named executive officer terminated his employment for good reason, in connection with a change in control, as of December 31, 2010.

Name	Cash Severance Benefit	Insurance Continuation(1)	Option Acceleration(2)	Time-based Restricted Stock Unit Acceleration(3)	Performance-based Restricted Stock Unit Acceleration(4)	Total Lump Sum Payments
Bryan L. Timm	$1,649,000	$20,934	$1,196,179	$550,599	$198,869	$3,615,581
Michael W. McCormick ...	$1,649,000	$18,233	$1,174,814	$549,152	$189,764	$3,580,963
Thomas B. Cusick	$1,072,500	$20,934	$ 803,238	$486,319	$ 60,843	$2,443,834

(1) The amounts in the table above represent the present value of 18 months of health insurance benefit payments to each officer at the rates paid by us as of December 31, 2010.

(2) *Option Acceleration.* The amounts in the table above represent the value that would be realized on acceleration of outstanding options based on the difference between the exercise price and $60.30, which was the closing price of our Common Stock on December 31, 2010.

(3) *Time-based Restricted Stock Unit Acceleration.* The amounts in the table above represent the number of shares that would be issued under the awards, multiplied by a stock price of $60.30 per share, which was the closing price of our Common Stock on December 31, 2010, the last trading day of 2010. See "2010 Outstanding Equity Awards at Fiscal Year End" table and "Compensation Discussion and Analysis—Analysis of 2010 named executive officer compensation—Equity-based incentives," above.

(4) *Performance-based Restricted Stock Unit Acceleration.* The amounts in the table above were calculated using a value of $60.30 per share, the closing market price of our Common Stock on December 31, 2010, the last business day of the year, multiplied by the number of RSUs earned as of that date, determined on a pro-rated basis for the applicable performance period. This value may not correspond to the actual value that will be realized by the named executive officers, which depends on the extent to which performance conditions are ultimately met and the value of our Common Stock in future periods.

Termination without cause

Cash Severance Benefit. The change in control severance plan provides that each named executive officer, other than Mr. Boyle and Mrs. Boyle, would receive cash severance benefits payable if the officer's employment is terminated by us at any time without "cause." In the event that a named executive officer's employment is terminated by us without "cause" and not in connection with a change in control, the cash severance benefit payment for Mr. Timm, Mr. McCormick and Mr. Cusick would be equal to one and one half times the sum of base annual salary plus a pro-rated portion of the officer's target annual incentive. These amounts are payable in a lump sum following the participant's signing of a waiver and release of claims and no later than two and one half months after the end of the fiscal year in which the termination occurred.

Insurance Continuation. In the event of a termination other than in connection with a change in control, Mr. Timm, Mr. McCormick and Mr. Cusick would receive health insurance benefits for the shorter of 18 months or the COBRA coverage period.

Equity Acceleration. In the event of a termination other than in connection with a change in control, the vesting of neither options nor RSUs would accelerate.

The following table shows the estimated severance benefits that would have been payable to each of the named executive officers if his employment was terminated by us without "cause" on December 31, 2010.

Name	Cash Severance Benefit	Insurance Continuation(1)	Total Lump Sum Payments
Bryan L. Timm	$1,236,750	$20,934	$1,257,684
Michael W. McCormick	$1,236,750	$18,233	$1,254,983
Thomas B. Cusick	$ 804,375	$20,934	$ 825,309

(1) *Insurance Continuation.* The amounts in the table above represent the present value of 18 months of health insurance benefit payments, at the rates paid by us as of December 31, 2010.

Termination due to Death or Disability

The following table shows the estimated payout for each named executive officer had his employment terminated on December 31, 2010 as a result of death or disability. The time-based RSU award agreement generally requires the officer to be employed by us on the date of issuance to receive an award payout, but provides that if employment terminates earlier as a result of death or disability the officer will be entitled to acceleration of all unvested shares.

Name	Time-based Restricted Stock Unit Acceleration(1)
Bryan L. Timm	$550,599
Michael W. McCormick	$549,152
Thomas B. Cusick	$486,319

(1) *Time-based Restricted Stock Unit Acceleration.* The amounts in the table above represent the number of shares that would be issued under the awards, multiplied by a stock price of $60.30 per share, which was the closing price of our Common Stock on December 31, 2010, the last trading day of 2010. See "2010 Outstanding Equity Awards at Fiscal Year End" table and "Compensation Discussion and Analysis—Analysis of 2010 named executive officer compensation—Equity-based incentives," above.

PROPOSAL 3: ADVISORY VOTE (NON-BINDING) APPROVING EXECUTIVE COMPENSATION

Shareholders are provided with the opportunity to cast an advisory vote on executive compensation as described below. Columbia values the views of its shareholders and is committed to excellence in the design and effectiveness of Columbia's executive compensation program.

Columbia's executive compensation program is designed to attract, retain and motivate key, highly-talented executive officers and to align executive officer and shareholder financial interests, while encouraging prudent risk taking in order to achieve long-term shareholder objectives. Columbia believes that its executive compensation program, which includes long-term equity awards as a significant component of an executive officer's overall compensation opportunity, satisfies this goal and is strongly aligned with the long-term interests of its shareholders. Columbia's total shareholder return over the prior 1-, 3- and 5-year periods was 61.1%, 47.9% and 38.3%, respectively.

The Compensation Discussion and Analysis in this Proxy Statement describes our executive compensation program and the decisions made by the Compensation Committee in 2010 in more detail. Highlights of the program include the following:

- Columbia's fiscal 2010 net sales increased $239.5 million, or 19%, to a record $1.48 billion, and fiscal 2010 earnings per diluted share were $2.26, compared to $1.97 per diluted share in 2009, resulting in the achievement of 114.2% of the bonus target established under the Executive Incentive Compensation Plan;

- The named executive officers, other than Mrs. Boyle and Mr. Boyle, receive long-term equity awards in the form of stock options and restricted stock units ("RSUs") subject to long-term vesting requirements and a significant portion of which are also subject to performance requirements. For these officers, equity awards constitute the majority of each executive's total compensation opportunity. Columbia believes these awards ensure that a significant portion of the executives' compensation is tied to long-term stock price performance;
- Based on the pre-established minimum levels of operating income and return on invested capital for the 2008-2010 performance period, the company performance component target of the performance-based restricted stock unit grant for that period was not met and, accordingly, forfeited;
- Neither Mrs. Boyle nor Mr. Boyle received equity compensation grants since both already hold a significant amount of our Common Stock;
- Salary increases for the named executive officers ranged from 3% to 10% based on market conditions and performance factors;
- For each named executive officer other than Mrs. Boyle, bonus and equity awards comprised more than 50% of the target total direct compensation;
- Mr. Boyle's total cash compensation for 2010 was $2,285,366, of which $1,421,838 was earned upon achieving performance objectives established under the Executive Incentive Compensation Plan;
- Cash compensation (base salary and annual performance-based cash bonus award) levels for the other named executive officers were consistent with the levels generally provided by competitive companies. Columbia has no long-term cash compensation program for its named executive officers;
- Each of our executive officers is employed "at will" and we have no employment or similar agreements with any of our named executive officers, other than a change in control and severance plan approved by the Board of Directors, in which our Chairman and our President and CEO are not eligible to participate; and
- Columbia generally does not provide any perquisites or tax reimbursements or other benefits to the named executive officers that are not available to other employees.

Columbia believes the compensation program for the named executive officers helped to motivate the executive officers and encouraged appropriate risk-taking in order to achieve strong financial performance, despite a challenging macroeconomic environment.

We are asking for shareholder approval of the compensation of our named executive officers as disclosed in this proxy statement in accordance with SEC rules, which disclosures include the disclosures under "Compensation Discussion and Analysis," the compensation tables and the footnotes and narrative discussion following the compensation tables. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this proxy statement.

Although this vote is advisory and non-binding on the Board or the company, the Board and the Compensation Committee, which is responsible for designing and administering Columbia's executive compensation program, value the opinions expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation policies and decisions for named executive officers.

RECOMMENDATION BY THE BOARD OF DIRECTORS

The Board recommends a vote FOR approval of the compensation of the company's named executive officers as disclosed pursuant to the SEC's compensation disclosure rules (which disclosure includes the

Compensation Discussion and Analysis, the compensation tables and the narrative disclosures that accompany the compensation tables). This proposal will be approved if a quorum is present at the meeting and the votes cast in favor of this proposal exceed the votes cast opposing this proposal. Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists at the annual meeting, but will have no effect on the results of the vote. The proxies will be voted on this proposal in accordance with the instructions specified on the proxy form.

PROPOSAL 4: ADVISORY VOTE (NON-BINDING) DETERMINING THE FREQUENCY OF ADVISORY VOTES ON EXECUTIVE COMPENSATION

As described in Proposal No. 3 above, Columbia's shareholders are being provided the opportunity to cast an advisory vote on Columbia's executive compensation program. The advisory vote on executive compensation described in Proposal No. 3 above is referred to as a "say-on-pay vote."

The Dodd-Frank Act also enables Columbia shareholders to vote, on an advisory or non-binding basis, on how frequently they would like to cast an advisory vote on the compensation of Columbia's named executive officers. By voting on this proposal, shareholders may indicate whether they would prefer an advisory vote on named executive officer compensation once every one, two or three years.

After careful consideration of the alternatives, the Board believes that say-on-pay votes should be conducted every year so that shareholders may annually express their views on Columbia's executive compensation policies and programs.

Advisory Vote

The Board will carefully consider the outcome of the vote when making future decisions regarding the frequency of advisory votes on executive compensation. However, because this vote is advisory and not binding, the Board may decide that it is in the best interests of Columbia and its shareholders to hold an advisory vote more or less frequently than the alternative that has been selected by our shareholders.

RECOMMENDATION BY THE BOARD OF DIRECTORS

The Board recommends a vote FOR "ONE YEAR" on Proposal No. 4 (as opposed to every two years or every three years). Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists at the annual meeting, but will have no effect on the results of the vote. The proxies will be voted on this proposal in accordance with the instructions specified on the proxy form.

ADDITIONAL INFORMATION

Form 10-K. We will provide without charge upon the written request of any beneficial owner of shares of our Common Stock entitled to vote at the annual meeting, a copy of our Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the year ended December 31, 2010. Written requests should be mailed to Peter J. Bragdon, Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary, Columbia Sportswear Company, 14375 NW Science Park Drive, Portland, Oregon 97229.

Other Materials. All materials filed by us with the Securities and Exchange Commission may be obtained at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or through the Securities and Exchange Commission's website at www.sec.gov.

Shareholder Proposals to be Included in Columbia's Proxy Statement. To be considered for inclusion in proxy materials for our 2012 annual meeting of shareholders, a shareholder proposal must be received by Columbia by December 7, 2011.

Shareholder Proposals Not in Columbia's Proxy Statement. Shareholders may present proposals for action at this annual meeting or at another annual meeting of shareholders in accordance with the Columbia's bylaws, a copy of which is available upon written request to Columbia Sportswear Company, Attention: Peter J. Bragdon, Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary, 14375 NW Science Park Drive, Portland, Oregon 97229. A shareholder must deliver timely notice of the proposed business to the Secretary. For purposes of our 2012 annual meeting of shareholders, to be timely, the notice must be received by Columbia no earlier than December 7, 2011, and no later than January 6, 2012.

Discretionary Authority. The proxies to be solicited by us through our Board of Directors for our 2012 annual meeting of shareholders will confer discretionary authority on the proxy holders to vote on any shareholder proposal presented at the annual meeting if we fail to receive notice of the shareholder's proposal for the meeting by January 6, 2012.

Shareholder Nominations for Director. Shareholders may nominate directly candidates for election to the Board of Directors at an annual meeting in accordance with the company's bylaws by delivering timely notice in writing to the Secretary, as described above. The notice must include (a) the name and address of the shareholder who intends to make the nomination, (b) the name, age, business address and residence address of each nominee, (c) the principal occupation or employment of each nominee, (d) the class and number of shares of the company that are beneficially owned by each nominee and by the nominating shareholder, (e) any other information concerning the nominee that must be disclosed in proxy solicitations pursuant to Regulation 14A of the Securities Exchange Act of 1934, and (f) the signed consent of each nominee to serve as a director of the company if elected.

By Order of the Board of Directors

Timothy P. Boyle
President and Chief Executive Officer

Portland, Oregon
April 5, 2011

2011 ANNUAL MEETING OF SHAREHOLDERS

Friday, May 27, 2011
3:00 p.m. Pacific Time

Columbia Sportswear Company
14375 NW Science Park Drive
Portland, Oregon 97229
(503) 985-4000

DIRECTIONS

From I-5 North of Portland:

- Take I-5 South to I-405 South
- Follow I-405 South to Hwy. 26 West

From I-5 South of Portland:

- Take I-5 North to Hwy. 217 North
- Follow Hwy. 217 North to Hwy 26 West

From Highway 26 West, take Exit #67/Murray Blvd. Turn right on Murray Blvd., left on NW Science Park Drive, and right into our parking lot at 14375 NW Science Park Drive.


Columbia
Sportswear Company

April 5, 2011


SEC MAIL PROCESSING
RECEIVED
APR 06 2011
WASH, D.C.
211
SECTION

VIA OVERNIGHT MAIL

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Sir or Madam:

Enclosed please find eight (8) copies of each of the Columbia Sportswear Company Proxy Statement and 2010 Annual Report to Shareholders, which will be released to shareholders on or about April 5, 2011.

Best regards,

Richelle T. Luther
Deputy General Counsel

WELCOME TO THE GREATER OUTDOORS

14375 NW Science Park Drive, Portland, Oregon 97229-5418 • tel: 503 985-4000 • fax: 503 985-5800 • columbia.com


Received SEC
APR 06 2011
Washington, DC 20549


Columbia
Sportswear Company®

2010 Annual Report to Shareholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number 0-23939

COLUMBIA SPORTSWEAR COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**93-0498284**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification Number)**
14375 NW Science Park Drive Portland, Oregon	**97229**
(Address of principal executive offices)	**(Zip Code)**

(503) 985-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such short period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 30, 2010, the last business day of the registrant's most recently completed second fiscal quarter, was $540,147,000 based on the last reported sale price of the Company's Common Stock as reported by the NASDAQ Global Select Market System on that day.

The number of shares of Common Stock outstanding on February 25, 2011 was 33,827,350.

Part III is incorporated by reference from the registrant's proxy statement for its 2011 annual meeting of shareholders to be filed with the Commission within 120 days of December 31, 2010.

COLUMBIA SPORTSWEAR COMPANY

DECEMBER 31, 2010

TABLE OF CONTENTS

PART I

Item 1. *BUSINESS*

General

Founded in 1938 in Portland, Oregon, as a small, family-owned, regional hat distributor and incorporated in 1961, Columbia Sportswear Company has grown to become a global leader in the design, sourcing, marketing and distribution of active outdoor apparel, footwear, accessories and equipment. Unless the context indicates otherwise, the terms "we", "us", "our", "the Company" and "Columbia" refer to Columbia Sportswear Company and its consolidated subsidiaries.

We design, develop, market and distribute active outdoor apparel, footwear, accessories and equipment under four primary brands: Columbia®, Mountain Hardwear®, Sorel® and Montrail®. As one of the largest outdoor apparel and footwear companies in the world, our products have earned an international reputation for innovation, quality and performance. Our products feature innovative technologies and designs that protect outdoor enthusiasts from the elements, increase comfort and make outdoor activities more enjoyable. Our brands complement each other to address the diverse outdoor performance needs of a wide variety of outdoor consumer segments.

Our brands are distributed through a mix of wholesale distribution channels, independent distributors, our own direct-to-consumer channels (retail stores and e-commerce) and licensees. In 2010, our products were sold in over 100 countries. We employ creative marketing strategies designed to increase demand and reinforce consumer awareness of our brands. All of our products are manufactured by independent factories located outside the United States.

The popularity of outdoor activities, changing design trends and consumer adoption of innovative performance technologies affect consumer demand for our products. Therefore, we seek to influence, anticipate and respond to trends and shifts in consumer preferences by adjusting the mix of available product offerings, developing new products with innovative performance features and designs, and by creating persuasive and memorable marketing communications to drive consumer awareness and demand. Failure to anticipate or respond to consumer needs and preferences in a timely and adequate manner could have a material adverse effect on our sales and profitability.

Our business is subject to many risks and uncertainties that may have a material adverse effect on our financial condition, results of operations or cash flows. Some of these risks and uncertainties are described below under Item 1A, Risk Factors.

Seasonality and Variability of Business

Our business is affected by general seasonal trends common to the outdoor, apparel, footwear, accessories and equipment industries and is heavily dependent upon discretionary consumer spending patterns. Our products are designed to address performance needs of consumers who participate in diverse outdoor activities during the spring/summer and fall/winter seasons. Our annual net sales are weighted more heavily toward the fall/winter season, while our operating expenses are more equally distributed throughout the year. As a result, the majority of our operating profits are generated in the second half of the year. Sales and profits tend to be highest in the third calendar quarter. The expansion of our direct-to-consumer operations beginning in 2008 has increased the proportion of sales and profits that we generate in the fourth calendar quarter.

Results of operations in any period should not be considered indicative of the results to be expected for any future period, particularly in light of persistent volatility in general economic conditions. Sales of our products are subject to substantial cyclical fluctuation, the effects of unseasonable weather conditions, and the continued popularity of outdoor activities as part of an active lifestyle in key markets. The current economic environment in key markets, coupled with challenging supply chain capacity constraints, has reduced the predictability of our business. In addition, our fourth quarter results are more variable because they rely more heavily on fall weather patterns which can stimulate wholesale customer reorders or, conversely, result in cancellations.

For further discussion regarding the effects of the macro-economic environment on our business, see Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Products

We provide high quality apparel, footwear, accessories and equipment for use in a wide range of outdoor activities by men, women and youth, designed to keep the consumer warm or cool, dry and protected. A large percentage of our products are also worn for casual or leisure purposes. The durability, functionality and affordability of our products make them ideal for a wide range of outdoor activities. Our products serve a broad range of consumers including elite mountain climbers, winter outdoor enthusiasts, hunting and fishing enthusiasts, top endurance trail runners, and outdoor-inspired consumers. We also market licensed collegiate apparel and accessories under our Columbia brand.

We develop and manage our merchandise in four principal categories: (1) outerwear, (2) sportswear, (3) footwear and (4) accessories and equipment. The following table presents the net sales and approximate percentages of net sales attributable to each of our principal product categories for each of the last three years ended December 31 (dollars in millions):

	2010		2009		2008	
	Net Sales	% of Sales	Net Sales	% of Sales	Net Sales	% of Sales
Outerwear	$ 560.8	37.8%	$ 482.5	38.8%	$ 491.7	37.3%
Sportswear	555.8	37.5	472.5	38.0	540.9	41.0
Footwear	270.2	18.2	214.6	17.2	217.2	16.5
Accessories and equipment	96.7	6.5	74.4	6.0	68.0	5.2
Total	$1,483.5	100.0%	$1,244.0	100.0%	$1,317.8	100.0%

Outerwear

We design, develop, market and distribute outerwear products for men, women and youth under our Columbia and Mountain Hardwear brands. Outerwear is our most established and iconic product category, and incorporates the cumulative design, fabrication, fit and construction technologies that we have pioneered over several decades and that we continue to innovate. Our outerwear is designed to protect the wearer from the harsher inclement weather commonly encountered in fall and winter outdoor activities, such as skiing, snowboarding, hiking, hunting, fishing and adventure travel.

Sportswear

We design, develop, market and distribute sportswear products for men, women and youth under our Columbia and Mountain Hardwear brands. Our sportswear products incorporate various fabrication and construction technologies that protect consumers from the outdoor elements and enable consumers to enjoy the outdoors longer and in greater comfort year round. Our sportswear products are designed to be worn as a layering system with our outerwear and footwear products during fall and winter outdoor activities, or individually during milder weather commonly encountered during spring and summer outdoor activities such as hiking, fishing, trail running and water sports. Mountain Hardwear-branded sportswear consists primarily of performance apparel designed for mountaineering, backpacking, rock climbing and adventure sports. Our Columbia and Mountain Hardwear sportswear product assortments also include casual styles designed to appeal to a broader consumer base.

Footwear

We design, develop, market and distribute footwear products for men and women under our Columbia, Sorel and Montrail brands and for youth under our Columbia and Sorel brands. Our footwear products seek to address the needs of outdoor consumers who participate in activities that typically involve challenging or unusual terrain in a variety of weather and trail conditions. Our footwear products include durable, lightweight hiking boots, trail running shoes, rugged cold weather boots for activities on snow and ice, sandals for use in amphibious activities, and casual shoes for everyday use. Our Sorel brand primarily offers premium cold weather footwear for men and women with an increasing focus on young, fashion-conscious female consumers.

Accessories and Equipment

We design, develop, market and distribute a line of Columbia-branded accessories and equipment, including bags, packs, headwear, scarves and gloves. These products incorporate many of our performance technologies and complement our apparel and footwear collections to protect consumers during a multitude of outdoor activities in virtually any climate. We also design, develop, market and distribute a line of Mountain Hardwear accessories and equipment that includes technically-advanced tents, sleeping systems, backpacks, headwear and gloves. These products are designed for mountaineering, ultralight backpacking and camping.

Product Design and Innovation

We believe our product innovation efforts are a key factor in our past and future success. We are committed to designing innovative and functional products for consumers who participate in a wide range of competitive and recreational outdoor activities, enabling them to enjoy those activities longer and in greater comfort by keeping them warm or cool, dry and protected. We also place significant value on product designs and fit (the overall appearance and image of our products) that, along with technical performance features, distinguish our products in the marketplace.

Our research and development efforts are led by an internal team of specialists who work closely with independent suppliers to develop products that provide the unique performance benefits needed by consumers during outdoor activities. We have established working relationships with specialists in the fields of chemistry, biochemistry, engineering, industrial design, materials research, graphic design, electronics and related fields. We utilize these relationships, along with consumer feedback, to develop and test innovative performance products, processes, packaging and displays. We believe that these efforts, coupled with our technical innovation efforts, represent key factors in the past and future success of our products.

In September 2010, we acquired OutDry Technologies S.r.l., which owns the intellectual property and other assets comprising the OutDry® brand and related business including patented and patent-pending construction methods that bond a waterproof, breathable membrane directly to the inside of the outermost layer of a shoe or glove.

Intellectual Property

We own many trademarks, including Columbia Sportswear Company®, Columbia®, Sorel®, Mountain Hard Wear®, Montrail®, OutDry®, Pacific Trail®, the Columbia diamond shaped logo, the Mountain Hardwear nut logo and the Sorel polar bear logo, as well as many other trademarks relating to our brands, products, styles and technologies. We believe that our trademarks are an important factor in creating a market for our products, in identifying the Company, and in differentiating our products from competitors' products. We have design, process and utility patents as well as pending patent applications in the United States and other nations. We file applications for United States and foreign patents for inventions, designs and improvements that we believe have commercial value; however, these patents may or may not ultimately be issued. We believe our success primarily depends on our ability to continue offering innovative solutions to consumer needs through design, research, development and production advancements rather than our ability to secure patents. The technologies, processes and designs described in issued patents are incorporated into many of our most important products and expire at various times. We vigorously protect these proprietary rights against counterfeit reproductions and other infringing activities. Additionally, we license our Columbia trademarks across a range of apparel, footwear, accessories and equipment.

Sales and Distribution

We sell our products through a mix of wholesale distribution channels, independent distributors, our own direct-to-consumer channels and licensees. The majority of our sales are generated through wholesale channels which include small, independently operated specialty outdoor and sporting goods stores, regional, national and international sporting goods chains, and large regional, national and international department store chains. We sell our products to independent distributors in various countries where we generally do not have direct sales operations.

We sell our products directly to consumers through our own network of branded and outlet retail stores in each of our geographic segments, and online operations in the United States and LAAP segments, with additional e-commerce sites in other geographic markets planned for 2011. Our direct-to-consumer operations are designed to elevate consumer perception of our brands, increase consumer and retailer awareness of and demand for our products, model compelling retail environments for our products and build stronger emotional brand connections with consumers over time. Our branded retail stores allow us to showcase a broad selection of products and to support the brand's positioning with fixtures and imagery that may then be replicated and offered for use by our wholesale customers. These stores provide high visibility for our brands and products and help us to monitor the needs and preferences of consumers. In addition, we operate outlet stores, which serve an important role in our overall inventory management by allowing us to sell a significant portion of excess, discontinued and out-of-season products while maintaining the integrity of our brands. E-commerce sales are a small but growing portion of our total direct-to-consumer sales.

We operate in four geographic segments: (1) United States, (2) Latin America and Asia Pacific ("LAAP"), (3) Europe, Middle East and Africa ("EMEA"), and (4) Canada, which are reflective of our internal organization, management, and oversight structure. Each geographic segment operates predominantly in one industry: the design, development, marketing and distribution of active outdoor apparel, including outerwear, sportswear, footwear and accessories and equipment. The following table presents net sales to unrelated entities and approximate percentages of net sales by geographic segment for each of the last three years (dollars in millions):

	2010		2009		2008	
	Net Sales	% of Sales	Net Sales	% of Sales	Net Sales	% of Sales
United States	$ 881.0	59.4%	$ 736.9	59.2%	$ 727.7	55.2%
LAAP	263.4	17.7	203.2	16.3	198.2	15.0
EMEA	222.4	15.0	197.4	15.9	267.2	20.3
Canada	116.7	7.9	106.5	8.6	124.7	9.5
Total	$1,483.5	100.0%	$1,244.0	100.0%	$1,317.8	100.0%

United States

The United States accounted for 59.4% of our net sales for 2010. We sell our products in the United States to approximately 3,500 wholesale customers and through our own direct-to-consumer channels. As of December 31, 2010, we operated 41 outlet retail stores and 8 branded retail stores in various locations in the United States as well as three e-commerce websites, www.columbia.com, www.mountainhardwear.com and www.sorel.com. We plan to begin selling our Montrail products online in the United States in early 2011. In addition, we earn licensing income in the United States based on our licensees' sale of licensed products.

We distribute the majority of our products sold to United States wholesale customers and our own retail stores from distribution centers that we own and operate in Portland, Oregon and Robards, Kentucky. In some instances, we arrange to have products shipped from the independent factories that manufacture our products through third party logistics vendors and/or directly to customer-designated facilities in the United States.

LAAP

The LAAP region accounted for 17.7% of our net sales for 2010. We sell our products in the LAAP region to approximately 270 wholesale customers in Japan and Korea and to approximately 14 independent distributors that sell to approximately 1,100 wholesale customers in locations throughout the LAAP region, including Australia, New Zealand, Latin America and Asia. In addition, as of December 31, 2010, we operated 40 branded retail stores and 13 outlet retail stores in Japan and Korea within our LAAP region. We also sell Columbia, Mountain Hardwear, Sorel and Montrail products through e-commerce websites in Japan and Korea. In addition, we earn licensing income in our LAAP region based on our distributors' sale of licensed products.

We distribute our products to wholesale customers, our own retail stores and licensed stores in Japan through an independent logistics company that owns and operates a warehouse located near Tokyo, Japan. We distribute our products to wholesale customers, our own retail stores and licensed stores in Korea from a leased warehouse near Seoul, Korea. The majority of sales to our LAAP distributors are shipped directly from the independent factories that manufacture our products.

EMEA

Sales in our EMEA region accounted for 15.0% of our net sales for 2010. We sell our products in the EMEA region to approximately 4,700 wholesale customers and to approximately 13 independent distributors that sell to approximately 800 wholesale customers in locations throughout the EMEA region, including Russia, portions of Europe, the Middle East and Africa. In addition, as of December 31, 2010, we operated 7 outlet retail stores and 3 branded retail stores in various locations in Western Europe.

We distribute the majority of our products sold to EMEA wholesale customers and our own retail stores from a distribution center that we own and operate in Cambrai, France. The majority of sales to our EMEA distributors are shipped directly from the independent factories that manufacture our products.

Canada

Sales in Canada accounted for 7.9% of our net sales for 2010. We sell our products in Canada to approximately 1,300 wholesale customers. In addition, as of December 31, 2010, we operated two outlet retail stores in Canada.

We distribute the majority of our products sold to Canadian wholesale customers through two distribution centers in Strathroy, Ontario. We lease one of these facilities and own the other facility. In some instances, we arrange to have products shipped directly from the independent factories that manufacture our products to customer-designated facilities in Canada.

Marketing

We believe our brand names and trademarks provide a competitive advantage and help to differentiate our products in the marketplace. Marketing programs are an integral part of our global strategy to build brand equity, raise global brand relevance and awareness, infuse our brands with excitement and stimulate consumer demand for our products worldwide. During 2010, the cost of our marketing programs represented approximately 5.3% of net sales.

Our integrated marketing efforts are designed to deliver consistent messages about the performance benefits, innovative technologies and styling of our products. We rely most heavily on advertising distributed through the Internet, including e-commerce and social media sites; television and print publications; consumer-focused and customer-focused events; branded retail stores in selected high-profile locations; enhanced branded displays and merchandising techniques executed in stores in partnership with various wholesale customers; and consumer and trade public relations efforts.

We work closely with our key wholesale customers to reinforce our brand message through cooperative online, television, radio and print advertising campaigns, as well as in stores using visual merchandising display tools dedicated exclusively to selling our merchandise on a year-round basis. We drive alignment through established seasonal initiatives and provide our wholesale customers, regional offices, and international distributors with creative direction and materials to convey consistent messages.

We employ a staff of in-store marketing and merchandising coordinators, who visit our customers' retail locations in major cities around the world to ensure that our products are favorably presented. We also reinforce our marketing and product innovation messages through selected sponsorships of key outdoor influencers, organizations and teams who serve as inspirational models of excellence to consumers and also through sponsorship of selected outdoor events and competitions.

Our global internet marketing sites are used by consumers to research our products' features and benefits, to interact with content created to inform and entertain about each brand and its technologies, to be directed to nearby retailers where they can purchase our products, and to directly purchase products for delivery in the United States. Other unaffiliated consumer websites provide information about our brands and products and may direct consumers to our wholesale customers where they can purchase our products.

Working Capital Utilization

We design, develop, market and distribute our products, but do not own or operate manufacturing facilities. As a result, most of our capital is invested in short-term working capital assets, including cash and cash equivalents, short-term investments, accounts receivable from customers, and finished goods inventory. At December 31, 2010, working capital assets accounted for approximately 77% of total assets. As a result, the degree to which we efficiently utilize our working capital assets can have a significant impact on our profitability, cash flows and return on invested capital. The overall goals of our working capital management efforts are to maintain the minimum level of inventory necessary to deliver goods on time to our customers to satisfy end consumer demand, and to minimize the cycle time from the purchase of inventory from our suppliers to the collection of accounts receivable balances from our customers.

Demand Planning and Inventory Management

As a branded consumer products company, inventory represents one of the largest and riskiest capital commitments in our business model. We design and develop our seasonal product lines 12 to 18 months in advance of their availability to consumers in retail stores. As a result, our ability to forecast and produce the individual product styles that match ultimate seasonal wholesale customer and end-consumer demand and to deliver products to our customers in a timely and cost-effective manner can significantly affect our sales, gross margins and profitability. For this reason, we maintain and continue to make substantial investments in information systems, processes and personnel that support our ongoing demand planning efforts. The goals of our demand planning efforts are to develop a collaborative forecast that drives the timely purchase of an adequate amount of inventory to satisfy demand, to minimize transportation and expediting costs necessary to deliver products to customers by their requested delivery dates, and to minimize excess inventory to avoid liquidating excess, end-of-season goods at discounted prices. Failure to achieve our demand planning goals could reduce our revenues and/or increase our costs, which would negatively impact our gross margins, profitability and brand strength.

In order to manage inventory risk, we use incentive discounts to encourage our wholesale customers and distributors to place advance orders at least six months in advance of scheduled delivery. We use those advance orders, together with forecasted demand from our direct-to-consumer operations, market trends, historical data, customer and sales feedback and other important factors to estimate the volumes of each product to purchase from our suppliers around the world. From the time of initial order through production, receipt and delivery, we attempt to manage our inventory to reduce risk.

Our inventory management efforts cannot entirely eliminate inventory risk due to the inherently unpredictable nature of consumer demand, the ability of customers to cancel their orders prior to shipment, and other variables that affect our customers' ability to take delivery of their advance orders when originally scheduled. To minimize our purchasing costs, the time necessary to fill customer orders and the risk of non-delivery, we place a significant amount of orders for our products with independent factories prior to receiving all of our customers' orders and we maintain an inventory of select products that we anticipate will be in greater demand. In addition, we build calculated amounts of inventory to support estimated at-once orders from customers and auto-replenishment orders on certain long-lived styles.

Credit and Collection

We extend credit to our customers based on an assessment of each customer's financial condition, generally without requiring collateral. To assist us in scheduling production with our suppliers and delivering seasonal products to our customers on time, we offer customers discounts for placing advance orders and extended payment terms for taking delivery before peak seasonal shipping periods. These extended payment terms increase our exposure to the risk of uncollectible receivables. In order to manage the inherent risks of customer receivables, we maintain and continue to invest in information systems, processes and personnel skilled in credit and collections. In some markets and with some customers we use credit insurance or standby letters of credit to minimize our risk of credit loss.

Sourcing and Manufacturing

We do not own or operate manufacturing facilities and virtually all of our products are manufactured to our specifications by independent factories located outside the United States. We generally do not maintain long-term manufacturing commitments. We believe that the use of independent factories enables us to substantially limit our capital expenditures and avoid the costs and risks associated with owning and operating large production facilities and managing large labor forces. We also believe that the use of independent factories greatly increases our production capacity, maximizes our flexibility and improves our product pricing. We manage our supply chain from a global perspective and adjust as needed to changes in the global production environment, including political risks, factory capacity, import limitations and costs, raw material costs, availability and cost of labor and transportation costs. However, without long-term or reserved commitments, there is no assurance that we will be able to secure adequate or timely production capacity or favorable pricing terms.

Our apparel is manufactured in more than 13 countries with Vietnam and China accounting for approximately 68% of our 2010 apparel production. Our footwear is manufactured in three countries, with China and Vietnam accounting for approximately 93% of our 2010 footwear production.

Our five largest apparel factory groups accounted for approximately 20% of 2010 global apparel production, with the largest factory group accounting for 7% of 2010 global apparel production. Our five largest footwear factory groups accounted for approximately 81% of 2010 global footwear production, with the largest factory group accounting for 34% of 2010 global footwear production. In addition, a single vendor supplies substantially all of the zippers used in our products. These apparel, footwear and zipper suppliers have multiple factory locations, thus reducing the risk that unfavorable conditions at a single factory or location will have a material adverse effect on our business.

We maintain 13 manufacturing liaison offices in a total of seven Asian countries. We also maintain a manufacturing liaison office in Richmond, California. Personnel in these manufacturing liaison offices are direct employees of Columbia, and are responsible for overseeing production at our independent factories. We believe that having employees physically located in these regions enhances our ability to monitor factories for compliance with our policies, procedures and standards related to quality, delivery, pricing and labor practices. Our quality assurance process is designed to ensure that our products meet our quality standards. We believe that our quality assurance process is an important and effective means of maintaining the quality and reputation of our products. In addition, independent contractors that manufacture products for us are subject to our Standards of Manufacturing Practices ("SMP"). Columbia manufactures products around the world and values legal, ethical and fair treatment of people involved in manufacturing our products. Each factory producing products for us is monitored regularly against these standards. Additional information about SMP and corporate responsibility programs may be found at www.columbia.com.

Backlog

We typically receive the majority of our advance orders from our wholesale customers and independent distributors for the fall and spring seasons by March 31 and September 30, respectively, based upon customer ordering deadlines that we establish. As a result, our order backlog at each of March 31 and September 30 has historically been a meaningful indicator of anticipated sales to wholesale customers and independent distributors for the corresponding future period. Accordingly, we disclose our backlog at March 31 and at September 30 in our Quarterly Reports on Form 10-Q for those respective periods, rather than at December 31. Generally, orders are subject to cancellation prior to the date of shipment.

Advance orders for our owned retail stores and e-commerce websites are not included in backlog. Accordingly, to the extent that order cancellations from wholesale customers and independent distributors deviates from historical averages, and our retail and e-commerce sales grow to represent a larger proportion of our total sales, our advance order backlog may become less indicative of anticipated sales for corresponding future periods.

Competition

The markets for outerwear, sportswear, footwear, accessories and equipment are highly competitive. In each of our geographic markets, we face significant competition from numerous and varying competitors. Some of our large wholesale customers also market competitive apparel, footwear, accessories and equipment under their own private labels. Our licensees operate in very competitive markets, such as those for apparel, footwear, sunglasses and watches. In addition, our direct-to-consumer channels expose us to competitors who operate retail stores in outlet malls and key metropolitan markets, as well as competitors who sell product online. We believe that the primary competitive factors in the market for active outerwear, sportswear, footwear, accessories and equipment are brand strength, product innovation, product design, functionality, durability and price.

Government Regulation

Many of our international shipments are subject to existing or potential governmental tariff and non-tariff barriers to trade, such as import duties and potential safeguard measures that may limit the quantity of various types of goods that may be imported into the United States and other countries. These trade barriers often represent a material portion of the cost of the merchandise. Our products are also subject to domestic and foreign product safety and environmental standards, laws and other regulations, which are increasingly restrictive and complex. Although we diligently monitor these standards and restrictions, the United States or other countries may impose new or adjusted quotas, duties, safety requirements, material restrictions, or other restrictions or regulations, any of which could have a material adverse effect on our financial condition, results of operations or cash flows.

Employees

At December 31, 2010, we had the following full-time equivalent employees, based in the following regions:

United States	2,096
Asia	970
Europe	397
Canada	163
	3,626

Available Information

We file with the Securities and Exchange Commission ("SEC") our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, proxy statements and registration statements. You may read and copy any material we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically. We make available free of charge on or through our website at www.columbia.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we file these materials with the SEC.

Item 1A. ***RISK FACTORS***

In addition to the other information contained in this Form 10-K, the following risk factors should be considered carefully in evaluating our business. Our business, financial condition, results of operations or cash flows may be materially adversely affected by any of these risks. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Our Success Depends on Our Business Strategies

Our business strategies are to achieve sustainable, profitable growth by creating innovative products, elevating consumer perception of our brands, increasing consumer and retailer awareness and demand for our products, creating compelling retail environments, and building stronger emotional brand connections with consumers over time. We intend to pursue these strategies across our portfolio of brands, product categories and geographic markets. We face many challenges in implementing our business strategies. For example, our focus on innovation depends on our ongoing ability to identify, develop or secure rights to product improvements or developments through internal research, joint developments, acquisitions or licenses. However, these innovations and developments may not be profitable or have the desired effect of increasing demand for our products. The failure to implement our business strategies successfully could have a material adverse effect on our financial condition, results of operations or cash flows.

To implement our business strategies, we must continue to modify various aspects of our business, to maintain and enhance our information systems and operations to respond to increased demand and to attract, retain and manage qualified personnel. Changes in our business may place an increasing strain on management, financial, product design, marketing, distribution and other resources, and we may have operating difficulties as a result. For example, in support of our strategic initiatives, we are making significant investments in our business processes and information technology infrastructure that require significant management attention and corporate resources. In addition, we may need to adapt our information technology systems and business processes to integrate business acquisitions. These business initiatives involve many risks and uncertainties that, if not managed effectively, may have a material adverse effect on our financial condition, results of operations or cash flows.

Our business strategies and related increased expenditures could also cause our operating margin to decline if we are unable to offset our increased spending with increased sales or gross margins, or comparable reductions in other operating costs. If our sales or gross margins decline or fail to grow as planned and we fail to sufficiently leverage our operating expenses, our profitability will decline. This could result in a decision to delay, reduce, modify or terminate our strategic business initiatives, which could have a material adverse effect on our financial condition, results of operations or cash flows.

We Depend on Independent Factories

Our products are produced by independent factories worldwide. We do not own or operate any production facilities. Although we enter into purchase order commitments with these independent factories each season, we generally do not maintain long-term manufacturing commitments with them. Without long-term or reserve commitments, in a capacity-constrained environment, there is no assurance that we will be able to secure adequate or timely production capacity or favorable pricing if growth or product demand differs from our forecasts. Independent factories may fail to perform as expected or our competitors may obtain production capacities that effectively limit or eliminate the availability of these resources to us. If an independent manufacturer fails to ship orders in a timely manner or to meet our standards or if we are unable to obtain necessary capacities, we may miss delivery deadlines or incur additional costs, which may result in cancellation of orders, refusal to accept deliveries, a reduction in purchase prices or increased costs, any of which could have a material adverse effect on our financial condition, results of operations or cash flows.

Reliance on independent factories also creates quality control risks. In a capacity-constrained environment, we may need to use sub-contracted manufacturers to fulfill demand and these manufacturers may have less experience producing our products or lower overall capabilities, which could result in compromised quality of our products. A failure in our quality control program may result in diminished product quality, which in turn could result in increased order cancellations and returns, decreased consumer demand for our products, or product recalls (or other regulatory actions), any of which could have a material adverse effect on our financial condition, results of operations or cash flows.

If an independent manufacturer violates labor or other laws, or engages in practices that are not generally accepted as ethical in our key markets, we may be subject to production disruptions or significant negative publicity that could result in long-term damage to our brand images, consumer demand for our products may decrease, and in some circumstances parties may attempt to assert that we are liable for the independent manufacturer's practices, any of which could have a material adverse effect on our financial condition, results of operations or cash flows.

We May be Adversely Affected by Volatility in Global Production and Transportation Costs and Capacity

Our product costs are subject to substantial fluctuation based on:

- Availability and quality of raw materials;
- The prices of oil, cotton and other raw materials whose prices are determined by global commodity markets and can be very volatile;
- Changes in labor markets and wage rates paid by our independent factory partners, which are often mandated by centralized governments in the countries where our products are manufactured, particularly in China and Vietnam;
- Interest rates and currency exchange rates;

- Availability of skilled labor and production capacity at independent factories; and
- General economic conditions.

Following a long period of generally stable-to-declining input costs, the apparel and footwear industry appears to be entering what may become a prolonged period of inflationary pressure on some or all of these input costs, resulting in increased costs to produce our products.

In addition, since the majority of our products are manufactured outside of our principal sales markets, our products must be transported by third parties over large geographical distances. Shortages in ocean freight capacity, airfreight capacity and volatile fuel costs can result in rapidly changing transportation costs. For example, during 2010, shortages of sourcing and transportation capacity, combined with later-than-optimal production of advance orders, caused us to rely more heavily on airfreight to achieve timely delivery to our customers, resulting in significantly higher freight costs. Because we price our products in advance and the external cost changes may be difficult to predict, we may not be able to pass all or a portion of such higher costs on to our customers or adjust our pricing structure in a timely manner in order to remain competitive, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Our Sales and Profitability May be Adversely Affected by Increased Product Costs and Reduced Selling Prices

The apparel industry is subject to significant pressures on pricing and input costs caused by many factors, including intense competition, constrained sourcing capacity and related inflationary pressures, consolidation in the retail industry, pressure from retailers to reduce the costs of products and changes in consumer demand. These factors may cause us to experience increased costs, reduce our sales prices to retailers and consumers or experience reduced sales in response to increased prices, any of which could cause our operating margin to decline if we are unable to offset these factors with reductions in operating costs and could have a material adverse effect on our financial condition, results of operations or cash flows.

Attracting superior retail channel partners and improving the sales productivity of our customers each depend on various factors, including the strength of our brand names, our ability to design and source innovative products, competitive conditions, the availability of desirable locations and the negotiation of terms with customers. Future terms with customers may be less favorable to us than those under which we now operate. Large wholesale customers in particular increasingly seek to transfer various costs of business to their vendors, such as the cost of lost profits from promotional activity and product price markdowns, which could cause our gross margins to decline if we are unable to offset price reductions with comparable reductions in operating costs.

We May be Adversely Affected by Volatile Economic Conditions

We are a consumer products company and are highly dependent on consumer discretionary spending patterns and the purchasing patterns of our wholesale customers as they attempt to match their seasonal purchase volumes to volatile consumer demand. In addition, as we have expanded our base of retail stores, we have increased our direct exposure to the risks associated with volatile and unpredictable consumer discretionary spending patterns. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also become unpredictable and subject to reductions due to uncertainties about the future and credit constraints. Consumer demand for our products may not reach our sales targets, or may decline, when there is an economic downturn or economic uncertainty in our key markets, particularly markets in North America and our EMEA region. Our sensitivity to economic cycles and any related fluctuation in consumer demand may have a material adverse effect on our financial condition, results of operations or cash flows.

We Rely on Our Highly Customized Information Management Systems

Our business is increasingly reliant on information technology. Information systems are used across our supply chain and retail operations, from design to distribution and sales, and are used as a method of communication among employees, with our subsidiaries and liaison offices overseas and with our customers and retail stores. We also rely on our information systems to allocate resources, manage product data, develop demand and supply plans and forecast operating results. System failures, breaches of confidential information or service interruptions may occur as the result of a number of factors, including computer viruses, programming errors, hacking or other unlawful activities by third parties and disasters, or our failure to properly maintain systems redundancy or to protect, repair, maintain or upgrade our systems. Any breach or interruption of critical business information systems could have a material adverse effect on our financial condition, results of operations or cash flows.

Our primary enterprise resource planning system is highly customized to our business. As a result, the availability of internal and external resources with the expertise to maintain our enterprise resource planning system is limited. As we implement our direct-to-consumer initiatives and plan for future growth, our customized enterprise resource planning system may inhibit our ability to operate efficiently, which could have an adverse effect on our results of operations. For example, our enterprise resource planning system may not be compatible with other systems to support desired functionality for our operations.

Initiatives to Upgrade Our Information Technology Infrastructure Involve Many Risks Which Could Result In, Among Other Things, Business Interruptions and Higher Costs

We regularly implement business process improvement initiatives to optimize our performance. Our current business process initiatives include, but are not limited to, plans to improve business results through standardization of business processes and technology that support our supply chain and go-to-market strategies through implementation of an integrated enterprise resource planning software solution by SAP over the next few years. We may experience difficulties when we transition to new or upgraded systems and processes, including loss of data and decreases in productivity as our personnel become familiar with new systems. In addition, transitioning to new or upgraded systems will require significant capital investments and personnel resources. Difficulties in implementing new or upgraded information systems or significant system failures could disrupt our operations and have a material adverse effect on our financial condition, results of operations or cash flows.

We expect implementation of this new information technology infrastructure to have a pervasive impact on our business processes and information systems across a significant portion of our operations, including our finance operations. As a result, we will experience significant changes in our internal controls over financial reporting as our implementation progresses. If we are unable to successfully implement this system, including harmonizing our systems, data and processes, our ability to process transactions accurately and efficiently may be affected, and any unsuccessful implementation could have an adverse effect on our capital resources, financial condition, results of operations and liquidity.

Our Results of Operations Could be Materially Harmed If We Are Unable to Accurately Match Supply Forecast with Consumer Demand for Our Products

Many factors may significantly affect demand for our products, including, among other things, economic conditions, fashion trends, consumer preferences and weather, making it difficult to accurately forecast demand for our products and our future results of operations. To minimize our purchasing costs, the time necessary to fill customer orders and the risk of non-delivery, we place a significant amount of orders for our products with independent factories prior to receiving all of our customers' orders, and we maintain an inventory of various products that we anticipate will be in greater demand. In addition, customers are generally allowed to cancel orders prior to shipment with sufficient notice.

Factors that could affect our ability to accurately forecast demand for our products include:

- An increase or decrease in consumer demand for our products or for products of our competitors;
- For certain demand and supply planning functions, we rely on manual processes and judgment that are subject to human error;
- Our failure to accurately forecast customer acceptance of new products;
- New product introductions by competitors;
- Unanticipated changes in general market conditions or other factors, which may result in cancellations of orders or a reduction or increase in the rate of reorders placed by retailers; and
- Weak economic conditions or consumer confidence, which could reduce demand for discretionary items such as our products.

In some cases, our production orders may not match actual demand, which could result in our inability to deliver product in a timely manner, higher transportation costs to expedite delivery and higher inventory levels. During periods of weak economic conditions we may experience a significant increase in the volume of order cancellations by our customers, including cancellations resulting from the bankruptcy, liquidation or contraction of certain customers' operations. We may not be able to sell all of the products we have ordered from independent factories or that we have in our inventory. Inventory levels in excess of customer demand may result in inventory write-downs and the sale of excess inventory at discounted prices through discount direct-to-consumer channels, which could have a material adverse effect on our brand image, financial condition, results of operations or cash flows.

Conversely, if we underestimate demand for our products or if our independent factories are unable to supply products when we need them, we may experience inventory shortages. Inventory shortages may prevent us from fulfilling customer orders, delay shipments to customers, negatively affect customer relationships, result in increased costs to expedite production and delivery, and diminish our ability to build brand loyalty. Shipments delayed due to limited factory capacity or other factors could result in order cancellations by our customers, which could have a material adverse effect on our financial condition, results of operations or cash flows.

We May be Adversely Affected by Weather Conditions

Our business is adversely affected by unseasonable weather conditions. A significant portion of the sales of our products is dependent in part on the weather and may decline in years in which weather conditions do not favor the use of these products. Periods of unseasonably warm weather in the fall or winter or unseasonably cold or wet weather in the spring and summer may have a material adverse effect on our financial condition, results of operations or cash flows. Inventory accumulation by our wholesale customers resulting from unseasonable weather in one season may negatively affect orders in future seasons, which may have a material adverse effect on our financial condition, results of operations or cash flows.

Our International Operations Involve Many Risks

We are subject to the risks generally associated with doing business internationally. These risks include the effects of foreign laws and regulations, changes in consumer preferences, foreign currency fluctuations, political unrest, terrorist acts, military operations, disruptions or delays in shipments, disease outbreaks and changes in economic conditions in countries in which we manufacture or sell products. These factors, among others, may affect our ability to sell products in international markets, our ability to manufacture products or procure materials, and our cost of doing business. If any of these or other factors make the conduct of business in a particular country undesirable or impractical, our business may be materially and adversely affected. As we expand our operations in geographic scope and product categories, we anticipate intellectual property disputes will increase as well, making it more expensive and challenging to establish and protect our intellectual property rights and to defend against claims of infringement by others.

As a global company, we determine our income tax liability in various competing tax jurisdictions based on a careful analysis and interpretation of local tax laws and regulations. This analysis requires a significant amount of judgment and estimation and is often based on various assumptions about the future actions of the local tax authorities. These determinations are the subject of periodic domestic and foreign tax audits. Although we accrue for uncertain tax positions, our accrual may be insufficient to satisfy unfavorable findings, which by their nature cannot be predicted with certainty. Unfavorable audit findings and tax rulings may result in payment of taxes, fines and penalties for prior periods and higher tax rates in future periods, which may have a material adverse effect on our financial condition, results of operations or cash flows. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly affect the amounts provided for income taxes in our consolidated financial statements.

Moreover, if we encounter a significant need for liquidity domestically or at a particular location that we cannot fulfill through borrowings, equity offerings or other internal or external sources, we may experience unfavorable tax and earnings consequences as a result of cash transfers. These adverse consequences would occur, for example, if the transfer of cash into the United States is taxed and no offsetting foreign tax credit is available to offset the U.S. tax liability, resulting in lower earnings. Furthermore, we may be prohibited from transferring cash from a country such as China. Foreign exchange ceilings imposed by local governments and the sometimes lengthy approval processes that foreign governments require for international cash transfers may delay our internal cash transfers from time to time.

In addition, many of our imported products are subject to duties, tariffs or other import limitations that affect the cost and quantity of various types of goods imported into the United States or into our other sales markets. Any country in which our products are produced or sold may eliminate, adjust or impose new import limitations, duties, tariffs, anti-dumping penalties or other charges or restrictions, any of which could have a material adverse effect on our financial condition, results of operations or cash flows.

Our Business and Reputation May be Adversely Affected by Actions of Independent Contractors

We contract with many independent contractors outside of the United States to manufacture our products, and we also have license agreements that permit unaffiliated parties to manufacture or contract to manufacture products using our trademarks. We impose, and require our licensees to impose, on those contractors Standards of Manufacturing Practices and other environmental, health and safety standards for the benefit of workers and compliance with product safety and other laws. However, from time to time contractors may not comply with these standards or applicable local law, or our licensees may not require their contractors to comply with these standards or applicable local law. Significant or continuing noncompliance with these standards and laws by one or more contractors could harm our reputation and, as a result, could have an adverse effect on our financial condition, results of operations or cash flows.

We Operate in Very Competitive Markets

The markets for outerwear, sportswear, footwear, accessories and equipment are highly competitive, as are the markets for our licensed products. In each of our geographic markets, we face significant competition from global and regional branded apparel, footwear, accessories and equipment companies.

Retailers who are our customers often pose our most significant competitive threat by marketing apparel, footwear and equipment under their own private labels. For example, in the United States, several of our largest customers have developed significant private label brands during the past decade that compete directly with our products. These retailers have assumed an increasing degree of inventory risk in their private label products and, as a result, may first cancel advance orders with us in order to manage their own inventory levels downward during weak economic cycles.

We also compete with other companies for the production capacity of independent factories that manufacture our products and for import capacity. Many of our competitors are significantly larger than us, have substantially greater financial, distribution, marketing and other resources than we have, and have achieved greater brand strength than we have.

Increased competition may result in reduced access to production capacity, reductions in display areas in retail locations, reductions in sales, or reductions in our profit margins, any of which may have a material adverse effect on our financial condition, results of operations or cash flows.

We May be Adversely Affected by the Financial Health of our Customers

Sluggish economies and consumer uncertainty regarding future economic prospects in our key markets have had an adverse effect on the financial health of our customers, some of whom have filed or may file for protection under bankruptcy laws, which may in turn have a material adverse effect on our results of operations and financial condition. We extend credit to our customers based on an assessment of the customer's financial condition, generally without requiring collateral. To assist in the scheduling of production and the shipping of seasonal products, we offer customers discounts for placing advance orders and extended payment terms for taking delivery before the peak shipping season. These extended payment terms increase our exposure to the risk of uncollectible receivables. In addition, we face increased risk of order reduction or cancellation or reduced availability of credit insurance coverage when dealing with financially ailing retailers or retailers struggling with economic uncertainty. Some of our significant wholesale customers have liquidated or reorganized, while others have had financial difficulties in the past and have recently experienced tightened credit markets and sales declines and reduced profitability, which in turn has an adverse effect on our business. We may reduce our level of business with customers experiencing financial difficulties and may not be able to replace that business with other customers, which could have a material adverse effect on our financial position, results of operations or cash flows.

We May be Adversely Affected by Global Credit Market Conditions

Economic downturns and economic uncertainty generally affect global credit markets. Our vendors, customers and other participants in our supply chain may require access to credit markets in order to do business. Credit market conditions may slow our collection efforts as customers find it more difficult to obtain necessary financing, leading to higher than normal accounts receivable. This could result in greater expense associated with collection efforts and increased bad debt expense. Credit conditions may impair our vendors' ability to finance the purchase of raw materials or general working capital needs to support our production requirements, resulting in a delay or non-receipt of inventory shipments during key seasons.

Historically we have limited our reliance on debt to finance our working capital, capital expenditures and investing activity requirements. We expect to fund our future capital expenditures with existing cash, expected operating cash flows and credit facilities, but if the need arises to finance additional expenditures, we may need to seek additional funding. Our ability to obtain additional financing will depend on many factors, including prevailing market conditions, our financial condition, and our ability to negotiate favorable terms and conditions. Financing may not be available on terms that are acceptable or favorable to us, if at all.

We May be Adversely Affected by Retailer Consolidation

When our wholesale customers combine their operations through mergers, acquisitions, or other transactions, their consolidated order volume may decrease while their bargaining power and the competitive threat they pose by marketing products under their own private labels may increase. Some of our significant customers have consolidated their operations in the past, which in turn has had a negative effect on our business. Future retailer consolidations could have a material adverse effect on our financial condition, results of operations or cash flows.

We Rely on Technical Innovation and Functional Design to Compete in the Market for our Products

Technical innovation and functional design of footwear, apparel, and equipment is essential to distinguish our products in the marketplace and achieve commercial success. Research and development plays a key role in technical innovation. We rely upon specialists in the fields of chemistry, biochemistry, engineering, industrial design, electronics and related fields, guided by consumer feedback, to develop and test innovative performance products. Although we are committed to designing innovative and functional products that deliver relevant performance benefits to consumers who participate in a wide range of competitive and recreational outdoor activities, if we fail to introduce technical innovation in our products that address consumers' performance expectations, demand for our products could decline.

As we strive to achieve technical innovations, we face a greater risk of inadvertent infringements of third party rights or compliance issues. In addition, technical innovations often involve more complex manufacturing processes. More complex manufacturing processes may lead to higher instances of quality issues, and if we experience problems with the quality of our products, we may incur substantial expense to remedy the problems. Failure to successfully bring to market technical innovations in our product lines could have a material adverse effect on our financial condition, results of operations or cash flows.

We Face Risks Associated with Consumer Preferences and Fashion Trends

Changes in consumer preferences or consumer interest in outdoor activities may have a material adverse effect on our business. In addition, changes in fashion trends may have a greater impact than in the past as we expand our offerings to include more product categories in more geographic areas. We also face risks because our business requires us and our customers to anticipate consumer preferences. Our decisions about product designs often are made far in advance of consumer acceptance. Although we try to manage our inventory risk through early order commitments by retailers, we must generally place a significant portion of our seasonal production orders with our independent factories before we have received all of a season's orders, and orders may be cancelled by customers before shipment. If we or our customers fail to anticipate and respond to consumer preferences, we may have lower sales, excess inventories and lower profit margins, any of which could have a material adverse effect on our financial condition, results of operations or cash flows.

Our Success Depends on Our Use and Protection of Intellectual Property Rights

Our registered and common law trademarks and our patented or patent-pending designs and technologies have significant value and are important to our ability to differentiate our products from our competitors' and to create and sustain demand for our products. We also place significant value on our trade dress, the overall appearance and image of our products. From time to time, we discover products that are counterfeit reproductions of our products or that otherwise infringe on our proprietary rights. Counterfeiting activities typically increase as brand recognition increases, especially in markets outside the United States. Increased instances of counterfeit manufacture and sales may adversely affect our sales and our brand and result in a shift of consumer preference away from our products. The actions we take to establish and protect trademarks and other proprietary rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as violations of proprietary rights. In markets outside of the United States, it may be more difficult for us to establish our proprietary rights and to successfully challenge use of those rights by other parties. We also license our proprietary rights to third parties. Failure to choose appropriate licensees and licensed product categories may dilute or harm our brand image. In addition to our own intellectual property rights, many of the intellectual property rights in the technology, fabrics and processes used to manufacture our products are generally owned or controlled by our suppliers and are generally not unique to us. In those cases, we may not be able to adequately protect our products or differentiate the performance characteristics and fabrications from those of our competitors. Actions or decisions in the management of our intellectual property portfolio may affect the strength of our brands, which may in turn have a material adverse effect on our financial condition, results of operations or cash flows.

Although we have not been materially inhibited from selling products in connection with patent, trademark and trade dress disputes, as we focus on innovation in our product lines, extend our brands into new product categories and expand the geographic scope of our marketing, we may become subject to litigation based on allegations of the infringement of intellectual property rights of third parties, including third party trademark, copyright and patent rights. An increasing number of our products include technologies and/or designs for which we have obtained or applied for patent protection. Failure to successfully obtain and maintain patents on these innovations could negatively affect our ability to market and sell our products. Future litigation also may be necessary to defend against such claims or to enforce and protect our intellectual property rights. Any intellectual property litigation may be costly and may divert management's attention from the operation of our business. Adverse determinations in any litigation may result in the loss of our proprietary rights, subject us to significant liabilities or require us to seek licenses from third parties, which may not be available on commercially reasonable terms, if at all. This may have a material adverse effect on our financial condition, results of operations or cash flows.

Our Success Depends on Our Distribution Facilities

Our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies depends on the proper operation of our existing distribution facilities, the development or expansion of additional distribution capabilities and the timely performance of services by third parties, including those involved in shipping product to and from our distribution facilities. In the United States, we rely primarily on our distribution centers in Portland, Oregon and Robards, Kentucky; in Canada, we rely primarily on our distribution facilities in Strathroy, Ontario; and in Europe, we rely primarily on our distribution center in Cambrai, France.

Our distribution facilities in the United States and France are highly automated, which means that their operations are complicated and may be subject to a number of risks related to computer viruses, the proper operation of software and hardware, electronic or power interruptions, and other system failures. Risks associated with upgrading or expanding these facilities may significantly disrupt or increase the cost of our operations. For example, in addition to supporting our traditional wholesale business, our existing distribution facilities have been modified to enable them to also support our new e-commerce sales in the United States. Failure to successfully maintain and update these modifications could disrupt our wholesale and e-commerce shipments and may have a material adverse effect on our financial condition, results of operations or cash flows.

Our current distribution facilities are designed to handle significantly greater volumes of product shipments than our business is currently generating, especially our European distribution center in Cambrai, France. The fixed costs associated with owning, operating and maintaining these large, highly-automated distribution centers during a period of economic weakness or declining sales could result in lower operating efficiencies and financial deleverage. This fixed cost structure may make it difficult for us to maintain profitability if sales volumes decline for an extended period of time and could have a material adverse effect on our financial condition, results of operations or cash flows.

Our distribution facilities may also be interrupted by disasters, such as earthquakes (which are known to occur in the Northwestern United States), tornadoes or fires. We maintain business interruption insurance, but it may not adequately protect us from the adverse effect that may be caused by significant disruptions in our distribution facilities.

We May be Adversely Affected by Currency Exchange Rate Fluctuations

Although the majority of our product purchases are denominated in U.S. dollars, the cost of these products may be affected by the relative changes in the value of the local currency of the manufacturer. Price increases caused by currency exchange rate fluctuations may make our products less competitive or have an adverse effect on our margins. Our international revenues and expenses generally are derived from sales and operations in currencies other than the U.S. dollar. Because the functional currency of many of our subsidiaries is not the U.S.

dollar, we are exposed to potentially material gains or losses from the remeasurement of U.S. dollar monetary transactions into the respective functional currencies. Currency exchange rate fluctuations may also disrupt the business of the independent factories that produce our products by making their purchases of raw materials more expensive and more difficult to finance. As a result, currency fluctuations may have a material adverse effect on our financial condition, results of operations or cash flows.

Our Investments May be Adversely Affected by Market Conditions

Our investment portfolio is subject to a number of risks and uncertainties. Changes in market conditions, such as those that accompany an economic downturn or economic uncertainty, may negatively affect the value and liquidity of our investment portfolio, perhaps significantly. Our ability to find diversified investments that are both safe and liquid and that provide a reasonable return may be impaired, resulting in lower interest income, less diversification, longer investment maturities and/or higher other-than-temporary impairments.

We May be Adversely Affected by Labor Disruptions

Our business depends on our ability to source and distribute products in a timely manner. Labor disputes at independent factories where our goods are produced, shipping ports, transportation carriers, retail stores or distribution centers create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes, or other disruptions during our peak manufacturing and importing seasons, and may have a material adverse effect on our business, potentially resulting in cancelled orders by customers, unanticipated inventory accumulation, and reduced revenues and earnings.

We Depend on Key Suppliers

Some of the materials that we use may be available from only one source or a very limited number of sources. For example, some specialty fabrics are manufactured to our specification by one source or a few sources, and a single vendor supplies substantially all of the zippers used in our products. From time to time, we have difficulty satisfying our raw material and finished goods requirements. Although we believe that we can identify and qualify additional independent factories to produce these materials as necessary, there are no guarantees that additional independent factories will be available. In addition, depending on the timing, any changes may result in increased costs or production delays, which may have a material adverse effect on our financial condition, results of operations or cash flows.

We Depend on Key Personnel

Our future success will depend in part on the continued service of key personnel and our ability to attract, retain and develop key managers, designers, sales people and others. We face intense competition for these individuals worldwide, and there is a significant concentration of well-funded apparel and footwear competitors in and around our headquarters in Portland, Oregon. We may not be able to attract qualified new employees or retain existing employees, which may have a material adverse effect on our financial condition, results of operations or cash flows.

Our Business Is Affected by Seasonality

Our business is affected by the general seasonal trends common to the outdoor apparel industry. Our products are marketed on a seasonal basis and our product mix is weighted substantially toward the fall season. Our annual net sales are weighted more heavily toward the fall/winter season, while our operating expenses are more equally distributed throughout the year. As a result, the majority of our operating profits are generated in the second half of the year. The expansion of our direct-to-consumer operations has had a modest effect on the seasonality of our business, increasing the proportion of sales and profits that we generate in the fourth calendar quarter. This seasonality, along with other factors that are beyond our control and that are discussed elsewhere in this section, may adversely affect our business and cause our results of operations to fluctuate. Results of operations in any period should not be considered indicative of the results to be expected for any future period.

Our Products Are Subject to Increasing Product Regulations and We Face Risks of Product Liability and Warranty Claims

Our products are subject to increasingly stringent and complex domestic and foreign product labeling and performance and safety standards, laws and other regulations. These requirements could result in greater expense associated with compliance efforts, and failure to comply with these regulations could result in a delay, non-delivery or mandated recall or destruction of inventory shipments during key seasons or in other financial penalties. Significant or continuing noncompliance with these standards and laws could harm our reputation and, as a result, could have a material adverse effect on our financial condition, results of operations or cash flows.

Our products are used in outdoor activities, sometimes in severe conditions. Product recalls or product liability claims in the future, resulting from the alleged failure of our products, could have a material adverse effect on our financial condition, results of operations or cash flows. Some of our products carry warranties for defects in quality and workmanship. We maintain a warranty reserve for future warranty claims, but the actual costs of servicing future warranty claims may exceed the reserve, which may also have a material adverse effect on our financial condition, results of operations or cash flows.

Our Common Stock Price May Be Volatile

The price of our common stock has fluctuated substantially since our initial public offering. Our common stock is traded on the NASDAQ Global Select Market. Factors such as general market conditions, fluctuations in financial results, variances from financial market expectations, changes in earnings estimates by analysts, or announcements by us or our competitors may cause the market price of our common stock to fluctuate, perhaps substantially.

Insiders Control a Majority of Our Common Stock and May Sell Shares

Three related shareholders, Timothy Boyle, Gertrude Boyle and Sarah Bany, beneficially own a majority of our common stock. As a result, if acting together, they can effectively control matters requiring shareholder approval without the cooperation of other shareholders. Shares held by these three insiders are available for resale, subject to the requirements of, and the rules under, the Securities Act of 1933 and the Securities Exchange Act of 1934. The sale or the prospect of the sale of a substantial number of these shares may have an adverse effect on the market price of our common stock.

Item 1B. *UNRESOLVED STAFF COMMENTS*

None.

Item 2. *PROPERTIES*

Following is a summary of principal properties owned or leased by us.

Corporate Headquarters:
Portland, Oregon (1 location)—owned
U.S. Distribution Facilities:
Portland, Oregon (1 location)—owned
Robards, Kentucky (1 location)—owned
Canadian Operation and Distribution Facilities (1):
Strathroy, Ontario (2 locations)—1 owned, 1 leased

Europe Headquarters (2):
Geneva, Switzerland (1 location)—leased
Europe Administrative Operation:
Strasbourg, France (1 location)—owned
Europe Distribution Facility:
Cambrai, France (1 location)—owned

(1) Lease expires in June 2012.
(2) Lease expires in June 2015.

In addition, as of December 31, 2010, we leased over 100 locations globally for the operation of our branded and outlet retail stores. We also have several leases globally for office space, warehouse facilities, storage space, vehicles and equipment, among other things. See Note 13 of Notes to Consolidated Financial Statements for further lease-related disclosures.

Item 3. *LEGAL PROCEEDINGS*

None.

Item 4. *[RESERVED]*

Item 4A. *EXECUTIVE OFFICERS AND KEY EMPLOYEES OF THE REGISTRANT*

The following table sets forth our executive officers and certain key employees. All information is as of the date of the filing of this report.

Name	Age	Position
Gertrude Boyle	87	Chairman of the Board (1)
Timothy P. Boyle	61	President, Chief Executive Officer, Director (1)
Michael W. Blackford	42	Vice President of Global Innovation
Kerry W. Barnes	59	Vice President of Retail
Timothy C. Bartels	46	Vice President of Global Footwear Sales
Peter J. Bragdon	48	Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary (1)
Thomas B. Cusick	43	Senior Vice President, Chief Financial Officer and Treasurer (1)
Daniel A. Dougherty	58	Vice President Global Distribution
Mitchell C. Fields	63	Vice President of Global Apparel Sales
James T. Gorman	63	Vice President Footwear Manufacturing
Daniel G. Hanson	52	Vice President of Marketing
Lisa A. Kulok	45	Vice President Global Marketplace Planning and Customer Operations
Michael W. McCormick	48	Executive Vice President of Global Sales and Marketing (1)
Mark J. Nenow	53	Vice President of Global Footwear Merchandising
Susan S. Parham	52	Vice President Global Apparel, Accessories and Equipment
Susan G. Popp	55	Vice President of Global Human Resources (1)
Bryan L. Timm	47	Executive Vice President and Chief Operating Officer (1)
William Tung	46	Vice President of Latin America and Asia Pacific
Patrick J. Werner	55	Vice President of Global Apparel Manufacturing
Paul E. Zaengle	39	Vice President of E-Commerce

(1) These individuals are considered Executive Officers of Columbia.

Gertrude Boyle has served as Chairman of the Board of Directors since 1983. Columbia was founded by her parents in 1938 and managed by her husband, Neal Boyle, from 1964 until his death in 1970. Mrs. Boyle also served as our President from 1970 to 1988. Mrs. Boyle is Timothy P. Boyle's mother.

Timothy P. Boyle joined Columbia in 1971 as General Manager and has served as President and Chief Executive Officer since 1988. He has been a member of the Board of Directors since 1978. Mr. Boyle is also a member of the Board of Directors of Northwest Natural Gas Company and Craft Brewers Alliance, Inc. Mr. Boyle is Gertrude Boyle's son.

Michael W. Blackford joined Columbia in September 2005 as a Senior Apparel Designer and was promoted to Design Director of Men's Apparel & Equipment in May 2006. In February 2008 he was promoted to Director of Global Innovation and named Vice President of Global Innovation in August 2010. Prior to joining Columbia, Mr. Blackford held various positions in design, brand management and sourcing at Sierra Designs.

Kerry W. Barnes joined Columbia in January 2007 as Vice President of Retail. From 2001 to 2006, Mr. Barnes served as the Director of Retail Stores for adidas AG. From 1981 to 2001, Mr. Barnes held various retail positions at Foot Locker, Inc. including Director of Outlet Stores and Regional Vice President of the West Coast.

Timothy C. Bartels joined Columbia in July 2008 as Vice President of Global Footwear Sales. Mr. Bartels served as Vice President of Global Sales for Keen Footwear from 2006 to 2008 and Vice President of Sales for DC Shoes, Inc. (a division of Quiksilver, Inc.) from 2002 to 2006. From 1987 to 2002, Mr. Bartels held a variety of sales management and sales leadership roles at NIKE, Inc.

Peter J. Bragdon became Vice President and General Counsel, Secretary of Columbia in July 2004 and was named Senior Vice President of Legal and Corporate Affairs, General Counsel and Secretary in January 2010. From 1999 to January 2003, Mr. Bragdon served as Senior Counsel and Director of Intellectual Property for Columbia. Mr. Bragdon served as Chief of Staff in the Oregon Governor's office from January 2003 through June 2004. From 1993 to 1999, Mr. Bragdon was an attorney in the corporate securities and finance group at Stoel Rives LLP. Mr. Bragdon served as Special Assistant Attorney General for the Oregon Department of Justice for seven months in 1996.

Thomas B. Cusick joined Columbia in September 2002 as Corporate Controller, was named Vice President and Corporate Controller in March 2006, was named Vice President and Chief Accounting Officer in May 2008, was named Vice President, Chief Financial Officer and Treasurer in January 2009, and was named Senior Vice President, Chief Financial Officer and Treasurer in January 2010. From 1995 to 2002, Mr. Cusick worked for Cadence Design Systems (and OrCAD, a company acquired by Cadence in 1999), which operates in the electronic design automation industry, in various financial management positions. From 1990 to 1995, Mr. Cusick was an accountant with KPMG LLP.

Daniel A. Dougherty joined Columbia in December 1997 and was named Vice President of Global Distribution in October 2009. From 1989 to 1996, Mr. Dougherty worked for Glen Oaks Industries, Inc., where he served as Vice President of Distribution. Prior to that, Mr. Dougherty served as Vice President at both Fussell & Associates, Inc. and Burton & Associates, Inc.

Mitchell C. Fields joined Columbia in October 2006 as National Sales Manager of Men's Apparel and was named Vice President of Global Apparel Sales in June 2008. From 2002 to 2006, Mr. Fields served as Director of Sales for Callaway Golf Footwear. From 1984 to 2001, Mr. Fields held various sales management positions at NIKE, Inc. including Director of Sales for Nike Golf and Director of Replenishment.

James T. Gorman joined Columbia in October 2009 as Vice President Footwear Manufacturing. From 2001 to 2009, Mr. Gorman was President and Founder of Momentum Brand Group, LLC. From 1997 to 2000, Mr. Gorman served as President of PUMA North America, Inc., and from 1994 to 1997, Mr. Gorman served as CEO of Diadora America, Inc. From 1990 to 1993, Mr. Gorman was Senior Vice President Logistics for adidas A.G., and from 1972 to 1990, Mr. Gorman held several key positions at NIKE, Inc., including Divisional Vice President.

Daniel G. Hanson joined Columbia in September 1989 and held various management positions in sales and marketing until 1996, when he became Director of Marketing Communications. In March 2006 Mr. Hanson was named Vice President of Marketing. From 1982 to 1989, Mr. Hanson worked for Helly Hansen AS, where he served as United States Marketing Manager from 1986 to 1989.

Lisa A. Kulok joined Columbia in February 2008 as Senior Director of Global Planning and was named Vice President of Global Marketplace Planning and Customer Operations in October 2009. From 1987 to 2007, Ms. Kulok held various leadership positions at NIKE, Inc., including USA Apparel Marketplace Planning Director and Director of Regional Planning.

Michael W. McCormick joined Columbia in August 2006 as Vice President of Sales and was named Executive Vice President of Global Sales and Marketing in October 2008. From 2003 to 2006, Mr. McCormick served as Chief Marketing Officer for Golf Galaxy, Inc. From 2000 to 2002, Mr. McCormick served as Executive Vice President—Global Sales for Callaway Golf Company, and from 1992 to 2000, Mr. McCormick worked for NIKE, Inc. in various sales management positions, including Director of National Sales.

Mark J. Nenow joined Columbia in May 2007 as Vice President of Global Footwear Merchandising. From 2006 to 2007, Mr. Nenow served as Vice President of Global Footwear Merchandising at Brooks Sports. From 1995 to 2006, Mr. Nenow worked for NIKE, Inc., where he held various product line management positions in the running and outdoor categories. Prior to his footwear career, Mr. Nenow was a professional track and field athlete and held the American track record for the 10,000 meters from 1986 to 2003.

Susan S. Parham joined Columbia in January 2010 as Vice President Global Apparel, Accessories and Equipment. From 1998 to 2010, Ms. Parham served as President and Founder of the consulting firm Lessons Learned. From 1990 to 1998, Ms. Parham held several leadership positions at NIKE, Inc., including Director of U.S. Apparel Merchandising and General Merchandising Manager of Nike Retail.

Susan G. Popp joined Columbia in April 1997 as Human Resources Manager and was named Human Resources Director in May 2004. In March 2006, Ms. Popp was named Vice President of Global Human Resources. Prior to joining Columbia, Ms. Popp held various Human Resource positions, including at NIKE, Inc. from 1996 to 1997.

Bryan L. Timm joined Columbia in June 1997 as Corporate Controller and was named Chief Financial Officer in July 2002. In 2003 Mr. Timm was named Vice President, Chief Financial Officer and Treasurer and in October 2008 he was named Executive Vice President and Chief Operating Officer and continued to serve in the role of Chief Financial Officer until January 2009. From 1991 to 1997, Mr. Timm held various financial management positions for Oregon Steel Mills, Inc. From 1986 to 1991, Mr. Timm was an accountant with KPMG LLP. Mr. Timm is a member of the Board of Directors of Umpqua Holdings Corporation.

William Tung joined Columbia in September 2003 and was named Vice President of International Sales and Operations in December 2004. In October 2008, he was named Vice President of Latin America and Asia Pacific. From 2002 to 2003, Mr. Tung worked for The Body Shop International PLC as Regional Director of North Asia. He was employed by The Rockport Company from 1994 to 2002 where he served in a variety of capacities, most recently as Vice President of Europe. From 1991 to 1994, Mr. Tung worked for Prince Racquet Sports (a division of Benetton Sportsystems) as Sales and Marketing Manager of Asia-Pacific.

Patrick J. Werner joined Columbia in April 2004 as the Director of Apparel Sportswear Sourcing and was named Vice President of Global Apparel Manufacturing in November 2006. Prior to Columbia, Mr. Werner held several key apparel sourcing manufacturing compliance roles at NIKE, Inc., where he worked from 1981 until 2004.

Paul E. Zaengle joined Columbia in June 2008 as Senior Director, E-commerce and was named Vice President E-commerce in August 2010. Prior to joining Columbia, Mr. Zaengle served as Vice President, Interactive Technology at Polo Ralph Lauren where he led the strategy, technology, production and design efforts behind the award-winning Polo.com e-commerce and interactive marketing platforms. Prior to joining Polo in 2001, Mr. Zaengle held leadership positions in the technology services department at the City of Santa Clarita, California.

PART II

Item 5. ***MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES***

Our common stock is listed on the NASDAQ Global Select Market and trades under the symbol "COLM." At February 25, 2011, we had approximately 440 shareholders of record.

Following are the quarterly high and low closing prices for our Common Stock for the years ended December 31, 2010 and 2009:

	HIGH	LOW	DIVIDENDS DECLARED
2010			
First Quarter	$53.68	$39.22	$0.18
Second Quarter	$60.09	$46.67	$0.18
Third Quarter	$58.86	$44.43	$0.18
Fourth Quarter	$61.89	$51.61	$1.70
2009			
First Quarter	$35.93	$25.22	$0.16
Second Quarter	$37.53	$29.90	$0.16
Third Quarter	$42.87	$30.05	$0.16
Fourth Quarter	$45.00	$37.60	$0.18

Our current dividend policy is dependent on our earnings, capital requirements, financial condition, restrictions imposed by our credit agreements, and other factors considered relevant by our Board of Directors. For various restrictions on our ability to pay dividends, see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Note 8 of Notes to Consolidated Financial Statements.

Performance Graph

The line graph below compares the cumulative total shareholder return of our Common Stock with the cumulative total return of the Standard & Poor's ("S&P") 400 Mid-Cap Index and the Russell 3000 Textiles Apparel Manufacturers for the period beginning December 31, 2005 and ending December 31, 2010. The graph assumes that $100 was invested on December 31, 2005, and that any dividends were reinvested.

Historical stock price performance should not be relied on as indicative of future stock price performance.

Columbia Sportswear Company
Stock Price Performance
December 31, 2005—December 31, 2010


$160
$140
$120
$100
$80
$60
$40
$20
$0
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
Columbia Sportswear Co.
S&P 400 Mid-Cap Index
Russell 3000 Textiles Apparel Mfrs.

Total Return Analysis

	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010
Columbia Sportswear Co.	$100.00	$116.98	$ 93.52	$76.25	$ 85.83	$138.27
S&P 400 Mid-Cap Index	$100.00	$110.32	$119.12	$75.96	$104.36	$132.16
Russell 3000 Textiles Apparel Mfrs.	$100.00	$128.72	$ 98.77	$58.12	$ 82.38	$108.53

Issuer Purchases of Equity Securities

Since the inception of the Company's stock repurchase plan in 2004 through December 31, 2010, the Board of Directors has authorized the repurchase of up to $500,000,000 of the Company's common stock. As of December 31, 2010, the Company had repurchased 9,190,890 shares under this program for an aggregate purchase price of approximately $421,237,000. Shares of the Company's common stock may be purchased in the open market or through privately negotiated transactions, subject to market conditions. The repurchase program does not obligate the Company to acquire any specific number of shares or to acquire shares over any specified period of time.

The Company did not repurchase any equity securities during the three months ended December 31, 2010.

Item 6. *SELECTED FINANCIAL DATA*

Selected Consolidated Financial Data

The selected consolidated financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 2010 have been derived from our audited consolidated financial statements. The consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Accompanying Notes that appear elsewhere in this annual report and Management's Discussion and Analysis of Financial Condition and Results of Operations set forth in Item 7.

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(In thousands, except per share amounts)				
Statement of Operations Data:					
Net sales	$1,483,524	$1,244,023	$1,317,835	$1,356,039	$1,287,672
Net income	77,037	67,021	95,047	144,452	123,018
Per Share of Common Stock Data:					
Earnings per share:					
Basic	$ 2.28	$ 1.98	$ 2.75	$ 4.00	$ 3.39
Diluted	2.26	1.97	2.74	3.96	3.36
Cash dividends per share	2.24	0.66	0.64	0.58	0.14
Weighted average shares outstanding:					
Basic	33,725	33,846	34,610	36,106	36,245
Diluted	34,092	33,981	34,711	36,434	36,644

	December 31,				
	2010	2009	2008	2007	2006
Balance Sheet Data:					
Total assets	$1,294,754	$1,212,883	$1,148,236	$1,166,481	$1,027,289
Long-term obligations, net of current maturities	—	—	15	61	136

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

This Annual Report, including Item 1 of Part I and Item 6 of Part II, contains forward-looking statements. Forward-looking statements include any statements related to our expectations regarding future performance or market position, including any statements regarding anticipated sales across markets, distribution channels and product categories, access to raw materials and factory capacity, financing and working capital requirements and resources and our exposure to market risk associated with interest rates and foreign currency exchange rates.

These forward-looking statements, and others we make from time to time, are subject to a number of risks and uncertainties. Many factors may cause actual results to differ materially from those projected in forward-looking statements, including the risks described above in Item 1A, Risk Factors. We do not undertake any duty either to update forward-looking statements after the date they are made or to conform them to actual results or to changes in circumstances or expectations.

Our Business

As one of the largest outdoor apparel and footwear companies in the world, we design, source, market and distribute active outdoor apparel, footwear, accessories and equipment under the Columbia, Mountain Hardwear, Sorel and Montrail brands. Our products are sold through a mix of wholesale distribution channels, independent distributors, our own direct-to-consumer channels and licensees.

The popularity of outdoor activities, changing design trends and consumer adoption of innovative performance technologies affect consumer desire for our products. Therefore, we seek to anticipate and respond to trends and shifts in consumer preferences by adjusting the mix of available product offerings, developing new products with innovative performance features and designs, and creating persuasive and memorable marketing communications to drive consumer awareness and demand. Failure to anticipate or respond to consumer needs and preferences in a timely and adequate manner could have a material adverse effect on our sales and profitability.

Seasonality and Variability of Business

Our business is affected by the general seasonal trends common to the outdoor industry and is heavily dependent upon discretionary consumer spending patterns. Our products are marketed on a seasonal basis and our product mix is weighted substantially toward the fall season, resulting in sales and profits being highest in the third calendar quarter. The expansion of our own direct-to-consumer operations beginning in 2008 has increased the proportion of sales and profits that we generate in the fourth calendar quarter. In 2009 and 2010, our profits were earned entirely in the second half of the year, reflecting the dependence upon our sales results in the latter part of the year as well as a higher fixed cost structure of our business.

Results of operations in any period should not be considered indicative of the results to be expected for any future period, particularly in light of persistent volatility in economic conditions. Sales of our products are subject to substantial cyclical fluctuation, the effects of unseasonable weather conditions, and the continued popularity of outdoor activities as part of an active lifestyle in key markets. The current economic environment in key markets, coupled with challenging capacity constraints across the independent manufacturing and transportation segments of our supply chain, reduced the predictability of our business throughout 2010 and into 2011.

Business Outlook

The business climate continues to present us with a great deal of uncertainty, with a number of variables that we rely on for planning purposes moving in opposing directions making it more difficult to predict future results. Factors that could significantly affect our 2011 outlook include:

- Unseasonable weather conditions affecting consumer demand and the resulting effect on order cancellations and reorders;
- Changes in mix and volume of full price sales in contrast with closeout product sales;
- Manufacturing and/or transportation capacity constraints;
- The variability of input costs across our supply chain;
- Costs of expedited transportation;
- Incremental sales through our expanding direct-to-consumer operations, which are not included in backlog;
- Changes in consumer spending activity and sales fluctuations in our own retail stores; and
- Fluctuating currency exchange rates.

Like other branded consumer product companies, our business is heavily dependent upon discretionary consumer spending patterns. Continuing high levels of unemployment in our key markets and restricted credit markets for consumers and retailers continue to pose significant challenges and risks. As a result, a more cautious approach by our wholesale customers may persist, resulting in risk of reduction, delay or cancellation of advance orders prior to shipment.

Over the past two years we have made significant investments in our go-to-market process to position us for growth. Among other things we have:

- Sharpened our focus on product innovation;
- Built a multi-channel direct-to-consumer platform, including expanded retail store and e-commerce operations;
- Refocused our marketing efforts behind new brand campaigns and media strategies for each of our major brands; and
- Restructured our sales organizations to build relationships with new partners and strengthen those with existing accounts.

As a result of these continuing efforts, we expect our operating expense levels to increase compared to 2010. In addition, we have begun to make improvements to our operational processes, involving significant investments in initiatives to improve our information technology infrastructure and our enterprise data and information management across our organization, which is designed to improve operational flexibility and performance across our supply chain. These investments are the foundation for a multi-year implementation of a new global enterprise resource planning, or ERP, system which began in late 2010 and will accelerate in 2011 and beyond.

Wholesale Backlog

We generally solicit orders from wholesale customers and independent distributors for the fall and spring seasons by March 31 and September 30, respectively, based on ordering deadlines that we establish to aid our efforts to plan manufacturing volumes to meet demand for each of our selling seasons. Twice each year we report our backlog of advance orders, representing the results of these seasonal order-taking processes.

We typically ship the majority of our advance fall season orders to wholesale customers and independent distributors beginning in late June and continuing through October. Similarly, the majority of our advance spring season orders ship to wholesale customers and independent distributors beginning in late December and continuing through late April. Generally, orders are subject to cancellation prior to the date of shipment.

Our spring wholesale backlog at September 30, 2010 (our most recent seasonal ordering deadline) increased $43.4 million, or 12%, to $394.2 million from $350.8 million at September 30, 2009. Changes in foreign currency exchange rates compared with 2009 affected the spring wholesale backlog comparison by less than 1%. Our spring wholesale backlog reflects growth across each major brand, product category and region. The increase in our spring wholesale backlog was led by the United States, followed by the LAAP region, the EMEA region and Canada. By product category, the spring wholesale backlog increase was led by sportswear, followed by footwear, outerwear and accessories and equipment. By brand, the spring wholesale backlog increase was led by the Columbia brand, followed by the Sorel brand and the Mountain Hardwear brand. Wholesale backlog does not include anticipated sales to consumers through our own direct-to-consumer channels. Although we cannot predict with certainty any future results, our reported spring wholesale backlog is one indicator of our anticipated net sales for the spring 2011 selling season. Many factors, however, could cause actual wholesale sales to differ materially from the reported spring wholesale backlog, including the potential cancellation of orders by customers, capacity constraints at our independent manufacturing partners' facilities resulting in delivery delays, changes in foreign currency exchange rates and changes in macro-economic conditions. Moreover, our spring wholesale backlog should not be used in forecasting sales beyond the spring 2011 selling season.

Results of Operations

The following discussion of our results of operations and liquidity and capital resources should be read in conjunction with the Consolidated Financial Statements and accompanying Notes that appear elsewhere in this annual report. All references to years relate to the calendar year ended December 31.

Highlights of the Year Ended December 31, 2010

- Net sales increased $239.5 million, or 19%, to $1,483.5 million in 2010 from $1,244.0 million in 2009. Changes in foreign currency exchange rates compared with 2009 contributed approximately one percentage point of benefit to the consolidated net sales comparison.
- Net income increased 15% to $77.0 million in 2010 from $67.0 million in 2009, and diluted earnings per share increased to $2.26 in 2010 compared to $1.97 in 2009.
- We paid quarterly cash dividends totaling $0.74 per share, or $24.9 million in aggregate, for the year ended December 31, 2010, which included an 11% increase in the quarterly dividend to $0.20 per share from $0.18 per share in October 2010. In addition, we paid a special dividend of $1.50 per share, or $50.5 million in aggregate, in December 2010.
- Cash, cash equivalents and short-term investments as of December 31, 2010 totaled approximately $303.1 million.

The following table sets forth, for the periods indicated, the percentage relationship to net sales of specified items in our Consolidated Statements of Operations:

	2010	2009	2008
Net sales	100.0%	100.0%	100.0%
Cost of sales	57.6	57.9	56.9
Gross profit	42.4	42.1	43.1
Selling, general and administrative expense	36.0	35.7	32.7
Impairment of acquired intangible assets	—	—	1.9
Net licensing income	0.6	0.7	0.5
Income from operations	7.0	7.1	9.0
Interest income, net	0.1	0.1	0.6
Income before income tax	7.1	7.2	9.6
Income tax expense	(1.9)	(1.8)	(2.4)
Net income	5.2%	5.4%	7.2%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Sales: Consolidated net sales increased $239.5 million, or 19%, to $1,483.5 million in 2010 from $1,244.0 million in 2009. Net sales increased across all geographic regions, in each product category and across all major brands. Changes in foreign currency exchange rates compared with 2009 contributed approximately one percentage point of benefit to the consolidated net sales comparison.

Sales by Geographic Region

Net sales by geographic region are summarized in the following table:

	Year Ended December 31,		
	2010	2009	% Change
	(In millions, except for percentage changes)		
United States	$ 881.0	$ 736.9	20%
LAAP	263.4	203.2	30%
EMEA	222.4	197.4	13%
Canada	116.7	106.5	10%
	$1,483.5	$1,244.0	19%

Net sales in the United States increased $144.1 million, or 20%, to $881.0 million in 2010 from $736.9 million in 2009. The increase in net sales in the United States by product category was led by outerwear, followed by sportswear, footwear and accessories and equipment. The net sales increase by channel was led by our wholesale business, followed by our direct-to-consumer business. The increase in net sales in our wholesale business was primarily concentrated in the Columbia brand resulting from improved economic conditions compared to the same period in 2009 and stronger advance orders. The net sales increase in our direct-to-consumer business was primarily concentrated in the Columbia brand and was driven by increased sales within existing stores, increased sales through our Columbia and Sorel brand e-commerce sites, which were launched in the third and fourth quarter of 2009, respectively, incremental sales from our Mountain Hardwear brand e-commerce site which was launched in the third quarter of 2010, and an increase in the number of retail stores, with 4 more retail stores operating at December 31, 2010 than at December 31, 2009.

Net sales in the LAAP region increased $60.2 million, or 30%, to $263.4 million in 2010 from $203.2 million in 2009. Changes in foreign currency exchange rates contributed seven percentage points of benefit to the LAAP net sales comparison. The net sales increase in the LAAP region by product category was led by sportswear, followed by outerwear, footwear and accessories and equipment. The LAAP net sales increase was primarily concentrated in the Columbia brand and was led by Korea, followed by Japan and our LAAP distributor business. The increase in Korea net sales was primarily due to increased sales from existing stores, the favorable effect of foreign currency exchange rates and a greater number of retail stores operating during 2010. The increase in Japan net sales was primarily the result of the favorable effect of foreign currency exchange rates, increased wholesale net sales to the sporting goods channel and continued growth in our direct-to-consumer business. Net sales to our LAAP distributors increased due to improved macro-economic conditions in certain distributor markets, increased advance orders for both the Spring and Fall seasons, as well as a shift in the timing of shipments as a higher percentage of spring 2011 shipments occurred in the fourth quarter of 2010, while a higher percentage of spring 2010 shipments occurred in the first quarter of 2010.

Net sales in the EMEA region increased $25.0 million, or 13%, to $222.4 million in 2010 from $197.4 million in 2009. Changes in foreign currency exchange rates compared to 2009 negatively affected the net sales comparison by four percentage points. The increase in net sales in the EMEA region by product category was led by footwear, followed by sportswear, outerwear and accessories and equipment. The net sales increase by channel was led by EMEA distributors, followed by our EMEA direct business. The increase in net sales to EMEA distributors was partially the result of improved macro-economic conditions in Russia, coupled with a shift in the timing of shipments as a higher percentage of spring 2011 shipments occurred in the fourth quarter of 2010, while a higher percentage of spring 2010 shipments occurred in the first quarter of 2010. The increase in EMEA direct net sales was primarily the result of increased net sales of Sorel-branded footwear.

Net sales in Canada increased $10.2 million, or 10%, to $116.7 million in 2010 from $106.5 million in 2009. Changes in foreign currency exchange rates compared to 2009 contributed eight percentage points of benefit to the Canada net sales comparison.

Sales by Product Category

Net sales by product category are summarized in the following table:

	Year Ended December 31,		
	2010	2009	% Change
	(In millions, except for percentage changes)		
Outerwear	$ 560.8	$ 482.5	16%
Sportswear	555.8	472.5	18%
Footwear	270.2	214.6	26%
Accessories and Equipment	96.7	74.4	30%
	$1,483.5	$1,244.0	19%

Net sales of outerwear increased $78.3 million, or 16%, to $560.8 million in 2010 from $482.5 million in 2009. The increase in outerwear net sales was primarily concentrated in the Columbia brand and was led by the United States, followed by the LAAP region, Canada and the EMEA region. The net sales increase in outerwear in the United States was led by our direct-to-consumer business, followed by our wholesale business. The outerwear net sales increase in the LAAP region was led by Korea, followed by Japan and our LAAP distributor business.

Net sales of sportswear increased $83.3 million, or 18%, to $555.8 million in 2010 from $472.5 million in 2009. The increase in sportswear net sales was primarily concentrated in the Columbia brand and was led by the United States, followed by the LAAP region, EMEA region and Canada. The sportswear net sales increase in the United States was led by our wholesale business, followed by our direct-to-consumer business. The sportswear net sales increase in the LAAP region was led by Korea, followed by our LAAP distributor business and Japan.

The sportswear net sales increase in the EMEA region was led by our EMEA distributor business, partially offset by decreased net sales in our EMEA direct business.

Net sales of footwear increased $55.6 million, or 26%, to $270.2 million in 2010 from $214.6 million in 2009. The increase in footwear net sales by brand was led by the Sorel brand, followed by the Columbia brand. The footwear net sales increase by region was led by the United States, followed by the EMEA region, the LAAP region and Canada. The net sales increase in footwear in the United States was led by our wholesale business, followed by our direct-to-consumer business. The footwear net sales increase in the EMEA region was led by our EMEA direct business, followed by our EMEA distributor business. The LAAP footwear net sales increase was led by our LAAP distributor business, followed by Korea and Japan.

Net sales of accessories and equipment increased $22.3 million, or 30%, to $96.7 million in 2010 from $74.4 million in 2009. The accessories and equipment net sales increase was primarily concentrated in the Columbia brand, followed by the Mountain Hardwear brand. Accessories and equipment net sales growth by region was led by the United States, followed by the LAAP region, the EMEA region and Canada.

Sales by Brand

Net sales by brand are summarized in the following table:

	Year Ended December 31,		
	2010	**2009**	**% Change**
	(In millions, except for percentage changes)		
Columbia	$1,262.4	$1,072.5	18%
Mountain Hardwear	121.9	100.5	21%
Sorel	89.7	60.6	48%
Other	9.5	10.4	(9)%
	$1,483.5	$1,244.0	19%

The net sales increase by brand in 2010 compared to 2009 was primarily concentrated in the Columbia brand, followed by the Sorel and Mountain Hardwear brands. The Columbia brand net sales increased across all product categories, led by sportswear, followed by outerwear, footwear and accessories and equipment. The Columbia brand net sales increased across all regions led by the United States, followed by the LAAP region, the EMEA region and Canada.

Gross Profit: Gross profit as a percentage of net sales increased to 42.4% in 2010 from 42.1% in 2009. Gross profit margins expanded primarily due to a higher volume of direct-to-consumer sales at higher gross margins, improved gross margins on close-out product sales and favorable foreign currency hedge rates, largely offset by increased costs to expedite production and delivery of fall 2010 orders to wholesale customers.

Our gross profit may not be comparable to those of other companies in our industry because some include all of the costs related to their distribution network in cost of sales. We, like others, have chosen to include these expenses as a component of selling, general and administrative expense.

Selling, General and Administrative Expense: Selling, general and administrative expense ("SG&A") includes all costs associated with our design, merchandising, marketing, selling, distribution and corporate functions, including related depreciation and amortization.

SG&A expense increased $89.4 million, or 20%, to $534.1 million in 2010 from $444.7 million in 2009. The SG&A expense increase was primarily due to:

- Increased global personnel costs resulting from the continued internalization of our sales organization in the United States, the EMEA region and Canada, additional personnel to support our growth initiatives, reinstatement of personnel and benefit programs that were curtailed or postponed in 2009, and higher incentive compensation;

- Incremental expenses to support our expanded direct-to-consumer businesses in the United States, the EMEA region and Canada;
- Expenses associated with various initiatives to improve our information technology infrastructure, including increased costs associated with our multi-year global ERP implementation; and
- Increased advertising expense.

As a percentage of net sales, SG&A expense increased to 36.0% of net sales in 2010 from 35.7% of net sales in 2009. Depreciation and amortization included in SG&A expense totaled $37.8 million in 2010 compared to $35.5 million in 2009.

Net Licensing Income: Net licensing income decreased $0.4 million, or 5%, to $8.0 million in 2010 from $8.4 million in 2009.

Interest Income, Net: Net interest income was $1.6 million in 2010 compared to $2.1 million in 2009. The decrease in interest income was primarily driven by lower interest rates in 2010 compared to 2009. Interest expense was nominal in both 2010 and 2009.

Income Tax Expense: Income tax expense increased to $27.9 million in 2010 from $22.8 million in 2009. This increase resulted from higher income before tax as well as an increase in our effective income tax rate to 26.6% in 2010 compared to 25.4% in 2009. Our effective tax rates in 2010 and 2009 were reduced by the recognition of tax benefits associated with the favorable resolution of uncertain tax positions, foreign tax credits and non-U.S. income generally taxed at lower tax rates.

Net Income: Net income increased $10.0 million, or 15%, to $77.0 million in 2010 from $67.0 in 2009. Diluted earnings per share was $2.26 in 2010 compared to $1.97 in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Sales: Consolidated net sales decreased $73.8 million, or 6%, to $1,244.0 million in 2009 from $1,317.8 million in 2008. Changes in foreign currency exchange rates compared with 2008 negatively affected the consolidated net sales comparison by approximately one percentage point. The decrease in net sales was led by the EMEA region and Canada, partially offset by increased net sales in the United States and the LAAP region. By product category, the reduction in net sales was led by sportswear, followed by outerwear and footwear, partially offset by increased net sales of accessories and equipment.

Sales by Geographic Region

	Year Ended December 31,		
	2009	**2008**	**% Change**
	(In millions, except for percentage changes)		
United States	$ 736.9	$ 727.7	1%
LAAP	203.2	198.2	3%
EMEA	197.4	267.2	(26)%
Canada	106.5	124.7	(15)%
	$1,244.0	$1,317.8	(6)%

Net sales in the United States increased $9.2 million, or 1%, to $736.9 million in 2009 from $727.7 million in 2008. The increase in net sales in the United States was led by outerwear, followed by footwear and accessories and equipment, partially offset by decreased net sales of sportswear. A net sales increase through our retail channels was partially offset by a net sales decrease in our wholesale business. During 2009, we opened 11 new outlet retail stores in the United States, ending the year with 39 outlet retail stores and 6 branded retail stores. In addition, we launched e-commerce websites for the Columbia brand in the third quarter of 2009 and for the Sorel brand in the fourth quarter of 2009.

Net sales in the LAAP region increased $5.0 million, or 3%, to $203.2 million in 2009 from $198.2 million in 2008. Changes in foreign currency exchange rates contributed two percentage points of benefit to LAAP net sales compared to 2008. The net sales increase in the LAAP region was led by outerwear, followed by accessories and equipment and footwear, partially offset by a net sales decrease in sportswear. Net sales growth in the LAAP region was led by our Japan business, which benefited from foreign currency exchange rates, followed by our Korea business, partially offset by a net sales decrease in our LAAP distributor business.

Net sales in the EMEA region decreased $69.8 million, or 26%, to $197.4 million in 2009 from $267.2 million in 2008. Changes in foreign currency exchange rates compared to 2008 negatively affected the net sales comparison by three percentage points. The decrease in net sales in the EMEA region was led by sportswear and outerwear, followed by footwear and accessories and equipment. Net sales decreased for both the EMEA distributor and EMEA direct businesses. The decrease in net sales to EMEA distributors primarily reflects lower Columbia-branded product net sales to our largest distributor in the region and a shift in the timing of shipments as a smaller percentage of spring 2010 shipments occurred in the fourth quarter of 2009, while a higher percentage of spring 2009 shipments occurred in the fourth quarter of 2008. The decrease in EMEA direct net sales was consistent with lower advance order volumes due in part to continued product assortment and marketing challenges.

Net sales in Canada decreased $18.2 million, or 15%, to $106.5 million in 2009 from $124.7 million in 2008. Changes in foreign currency exchange rates compared to 2008 negatively affected the net sales comparison by seven percentage points. The decrease in net sales in Canada was led by sportswear and outerwear, partially offset by increased net sales of footwear and accessories and equipment. The decrease in net sales was consistent with lower advance order volumes of Columbia-branded products due in part to planned reductions in certain channels of distribution.

Sales by Product Category

	Year Ended December 31,		
	2009	2008	% Change
	(In millions, except for percentage changes)		
Outerwear	$ 482.5	$ 491.7	(2)%
Sportswear	472.5	540.9	(13)%
Footwear	214.6	217.2	(1)%
Accessories and Equipment	74.4	68.0	9%
	$1,244.0	$1,317.8	(6)%

Net sales of outerwear decreased $9.2 million, or 2%, to $482.5 million in 2009 from $491.7 million in 2008. The decrease in outerwear net sales consisted of decreased net sales in the EMEA direct and distributor businesses, the LAAP distributor business, Canada and the United States wholesale business, partially offset by increased net sales in our United States retail business, Japan and Korea. By brand, the decrease in net sales of Columbia-branded outerwear was partially offset by increased net sales of Mountain Hardwear-branded outerwear. We primarily attribute the decrease in wholesale net sales of Columbia-branded outerwear to lower initial order volumes.

Net sales of sportswear decreased $68.4 million, or 13%, to $472.5 million in 2009 from $540.9 million in 2008. The decrease in sportswear net sales consisted of decreased net sales in the United States wholesale business, the EMEA direct and distributor businesses, Canada and the LAAP distributor business, partially offset by increased net sales in our United States retail business, Japan and Korea. By brand, the decrease in net sales of Columbia-branded sportswear was partially offset by increased net sales of Mountain Hardwear-branded sportswear. We primarily attribute the decrease in wholesale net sales of Columbia-branded sportswear to lower initial order volumes.

Net sales of footwear decreased $2.6 million, or 1%, to $214.6 million in 2009 from $217.2 million in 2008. The decrease in footwear net sales was concentrated in the EMEA distributor business, followed by the United States wholesale and LAAP distributor businesses, partially offset by increased net sales of footwear in our United States retail business, Japan and Canada. Footwear net sales were essentially flat in the EMEA direct business and Korea. By brand, the decrease in net sales of Columbia-branded footwear was partially offset by increased net sales of Sorel-branded footwear. Net sales of Sorel-branded footwear increased in all regions and businesses except the EMEA distributor business. The decrease in footwear net sales to EMEA distributors primarily reflects lower Columbia-branded product net sales to our largest customer in that region and a shift in the timing of shipments as a smaller percentage of spring 2010 shipments occurred in the fourth quarter of 2009, while a higher percentage of spring 2009 shipments occurred in the fourth quarter of 2008.

Net sales of accessories and equipment increased $6.4 million, or 9%, to $74.4 million in 2009 from $68.0 million in 2008. Accessories and equipment sales growth was concentrated in Columbia-branded accessories and equipment and led by the United States and the LAAP region, followed by Canada, partially offset by a decrease in net sales in the EMEA region.

Sales by Brand

	Year Ended December 31,		
	2009	2008	% Change
	(In millions, except for percentage changes)		
Columbia	$1,072.5	$1,162.0	(8)%
Mountain Hardwear	100.5	95.0	6%
Sorel	60.6	48.1	26%
Other	10.4	12.7	(18)%
	$1,244.0	$1,317.8	(6)%

Gross Profit: Gross profit as a percentage of net sales decreased to 42.1% in 2009 from 43.1% in 2008. Gross profit margins contracted primarily as a result of a higher volume of close-out product sales at lower gross margins and unfavorable hedge rates.

Selling, General and Administrative Expense: SG&A expense increased $14.3 million, or 3%, to $444.7 million in 2009 from $430.4 million in 2008. As a percentage of net sales, SG&A expense increased to 35.7% of net sales in 2009 from 32.7% of net sales in 2008. The increase in SG&A expense as a percentage of net sales was largely the result of reduced net sales in our wholesale business coupled with an increased fixed cost base related to our expanding direct-to-consumer operations and increased incentive compensation and professional fees, partially offset by reduced advertising and bad debt expense.

Selling expenses, including commissions and advertising, decreased $17.0 million, or 14%, to 8.4% of net sales in 2009 from 9.2% of net sales in 2008. We attribute the decrease in selling expenses as a percentage of net sales to lower commission expense as relationships with certain independent sales agencies in the United States and the EMEA region have been discontinued and replaced by in-house sales operations. Operating expenses for the in-house sales organization are included in general and administrative expenses.

General and administrative expenses increased $31.3 million, or 10%, to 27.4% of net sales in 2009 from 23.4% of net sales for the comparable period in 2008. The increase in general and administrative expenses as a percentage of net sales was primarily due to incremental operating costs in support our direct-to-consumer initiatives and the expansion of our in-house sales organization, partially offset by lower bad debt expense. Depreciation and amortization included in SG&A expense totaled $35.5 million for 2009, compared to $30.1 million for the same period in 2008.

Impairment of Acquired Intangible Assets: We did not incur any impairment of acquired intangible assets in 2009. During the fourth quarter of 2008, we incurred a $24.7 million non-cash pre-tax charge, or approximately $0.46 per diluted share after tax, for the write-down of acquired intangible assets related to our acquisitions of the Pacific Trail and Montrail brands in 2006. The impairment charge related primarily to goodwill and trademarks and resulted from our annual evaluation of intangible asset values. These brands had not achieved our sales and profitability objectives and the deterioration in the macro-economic environment and resulting effect on consumer demand have decreased the probability of realizing these objectives in the near future. We remain committed to marketing and distributing Montrail-branded footwear through the outdoor specialty, running specialty and sporting goods channels. Beginning in 2009, Pacific Trail products are sold primarily through licensing arrangements.

Net Licensing Income: Net licensing income increased $2.4 million, or 40%, to $8.4 million in 2009 from $6.0 million in 2008. The increase in net licensing income was primarily due to increased apparel and footwear licensing in the LAAP region. Products distributed by our licensees in 2009 included apparel, footwear, leather accessories, eyewear, socks, insulated products including soft-sided coolers, camping gear, bicycles, home products, luggage, watches and other accessories.

Interest Income, Net: Interest income was $2.1 million in 2009 compared to $7.6 million in 2008. The decrease in interest income was almost entirely due to significantly lower interest rates in 2009 compared to 2008. Interest expense was nominal in 2009 and 2008.

Income Tax Expense: Our provision for income taxes decreased to $22.8 million in 2009 from $31.2 million in 2008. This decrease resulted from lower income before tax, partially offset by an increase in our effective income tax rate to 25.4% in 2009 compared to 24.7% in 2008. Our 2009 effective tax rate varied from the U.S. statutory rate due to foreign tax credits and the favorable settlement of uncertain tax positions.

Liquidity and Capital Resources

Our primary ongoing funding requirements are for working capital, investing activities associated with the expansion of our global operations and general corporate needs. At December 31, 2010, we had total cash and cash equivalents of $234.3 million compared to $386.7 million at December 31, 2009. In addition, we had short-term investments of $68.8 million at December 31, 2010 compared to $22.8 million at December 31, 2009.

Net cash provided by operating activities was $23.5 million in 2010 compared to $214.4 million in 2009. The decrease in cash provided by operating activities was primarily the result of increases in inventory and accounts receivable in 2010 compared to decreases in accounts receivable and inventory in 2009, partially offset by increases in accounts payable and accrued liabilities in 2010 compared to a net decrease in accounts payable and accrued liabilities in 2009. The increase in inventory was due to a larger volume of excess fall 2010 inventory designated for sale primarily through our own outlet retail stores compared to fall 2009 inventory, earlier receipt of spring 2011 inventory compared to spring 2010 inventory, increased 2010 replenishment inventory compared to 2009 and incremental inventory to support increased direct-to-consumer sales. The increase in accounts receivable was in line with the 19% increase in net sales and was also due to an increase in close-out product sales and shipment of spring 2011 advance orders close to the end of the 2010 period.

Net cash used in investing activities was $91.2 million in 2010 compared to net cash used in investing activities of $33.2 million in 2009. For the 2010 period, net cash used in investing activities primarily consisted of $46.1 million for the net purchases of short-term investments, $28.8 million for capital expenditures and $16.3 million for acquisitions. For the 2009 period, net cash used in investing activities primarily consisted of capital expenditures of $33.1 million.

Net cash used in financing activities was $82.3 million in 2010 compared to $29.6 million in 2009. For the 2010 period, net cash used in financing activities primarily consisted of dividend payments of $75.4 million, including a $50.5 million special dividend paid in December 2010, and the repurchase of common stock at an aggregate price of $13.8 million, partially offset by proceeds from issuance of common stock of $6.5 million. For the 2009 period, net cash used in financing activities included dividend payments of $22.3 million and the repurchase of common stock at an aggregate price of $7.4 million.

To fund our domestic working capital requirements, we have an unsecured, committed $125.0 million revolving line of credit available. We entered into this credit agreement effective June 15, 2010. At December 31, 2010, no balance was outstanding under this line of credit and we were in compliance with all associated covenants. Internationally, our subsidiaries have local currency operating lines of credit in place guaranteed by the parent company with a combined limit of approximately $81.9 million at December 31, 2010, of which $3.4 million is designated as a European customs guarantee. At December 31, 2010, no balance was outstanding under these lines of credit.

We expect to fund our future capital expenditures with existing cash, operating cash flows and credit facilities. If the need arises, we may need to seek additional funding. Our ability to obtain additional financing will depend on many factors, including prevailing market conditions, our financial condition, and our ability to negotiate favorable terms and conditions. Financing may not be available on terms that are acceptable or favorable to us, if at all.

Our operations are affected by seasonal trends typical in the outdoor apparel industry, and have historically resulted in higher sales and profits in the third and fourth calendar quarters. This pattern has resulted primarily from the timing of shipments of fall season products to wholesale customers and proportionally higher sales from our direct-to-consumer operations in the fourth quarter. We believe that our liquidity requirements for at least the next 12 months will be adequately covered by existing cash, cash provided by operations and existing short-term borrowing arrangements.

The following table presents our estimated contractual commitments (in thousands):

	Year ended December 31,						
	2011	**2012**	**2013**	**2014**	**2015**	**Thereafter**	**Total**
Inventory purchase obligations (1)	$323,327	$ —	$ —	$ —	$ —	$ —	$323,327
Operating leases (2):	34,115	31,244	29,031	25,332	23,649	110,415	253,786

(1) See *Inventory Purchase Obligations* in Note 13 of Notes to Consolidated Financial Statements.
(2) See *Operating Leases* in Note 13 of Notes to Consolidated Financial Statements.

We have recorded liabilities for net unrecognized tax benefits related to income tax uncertainties in our Consolidated Balance Sheet at December 31, 2010 of approximately $19.7 million; however, they have not been included in the table above because we are uncertain about whether or when these amounts may be settled. See Note 10 of Notes to Consolidated Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, our financial position and results of operations are routinely subject to a variety of risks. These risks include risks associated with global financial and capital markets, primarily exchange rate risk and, to a lesser extent, interest rate risk and equity market risk. We regularly assess these risks and have established policies and business practices designed to result in an appropriate level of protection against an adverse effect of these risks. We do not engage in speculative trading in any financial or capital market.

Our primary exchange rate risk management objective is to mitigate the uncertainty of anticipated cash flows attributable to changes in exchange rates. We focus on mitigating changes in functional currency equivalent cash flows resulting from anticipated U.S. dollar denominated inventory purchases by subsidiaries that use European euros, Canadian dollars, Japanese yen or Korean won as their functional currency. We manage this risk primarily by using currency forward and option contracts. Additionally, we use foreign currency forward and option contracts to hedge net balance sheet exposures related primarily to intercompany loan agreements and payables.

The fair value of our hedging contracts was unfavorable by approximately $2.2 million and $0.4 million at December 31, 2010 and 2009, respectively. A 10% change in the euro, Canadian dollar, yen and won exchange rates would have resulted in the fair value fluctuating approximately $10.9 million at December 31, 2010 and $9.7 million at December 31, 2009. Changes in fair value resulting from foreign exchange rate fluctuations would be substantially offset by the change in value of the underlying hedged transactions.

Our investments in fixed-rate bonds create an interest-rate risk exposure for us. Fluctuations in short-term interest rates cause the fair values of these bonds to increase or decrease which in turn creates unrealized gain/losses in other comprehensive income. We do not currently mitigate this risk through the use of interest rate derivatives such as fixed-to-floating swaps. Despite classifying these as available-for-sale, we have the general intent and ability to hold these investments to maturity. At December 31, 2010 we had $58.8 million carrying value of fixed-rate bonds. Unrealized gain/losses were not material.

Our negotiated credit facilities generally charge interest based on a benchmark rate such as the London Interbank Offered Rate ("LIBOR"). Fluctuations in short-term interest rates cause interest payments on drawn amounts to increase or decrease. At December 31, 2010, our credit facilities did not have an outstanding balance.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make various estimates and assumptions that affect reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. We believe that the estimates and assumptions involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies and estimates. Because of the uncertainty inherent in these matters, actual results may differ from the estimates we use in applying the critical accounting policies. We base our ongoing estimates on historical experience and other various assumptions that we believe to be reasonable in the circumstances. Many of these critical accounting policies affect working capital account balances, including the policy for revenue recognition, the allowance for doubtful accounts, the provision for potential excess, closeout and slow moving inventory, product warranty, income taxes and stock-based compensation.

Management regularly discusses with our Audit Committee each of our critical accounting estimates, the development and selection of these accounting estimates, and the disclosure about each estimate in Management's Discussion and Analysis of Financial Condition and Results of Operations. These discussions typically occur at our quarterly Audit Committee meetings and include the basis and methodology used in developing and selecting these estimates, the trends in and amounts of these estimates, specific matters affecting the amount of and changes in these estimates, and any other relevant matters related to these estimates, including significant issues concerning accounting principles and financial statement presentation.

Revenue Recognition

We record wholesale, e-commerce and licensed product revenues when title passes and the risks and rewards of ownership have passed to the customer. Title generally passes upon shipment to or upon receipt by the customer depending on the terms of sale with the customer. Retail store revenues are recorded at the time of sale.

Where title passes upon receipt by the customer, predominantly in our Western European wholesale business, precise information regarding the date of receipt by the customer is not readily available. In these cases, we estimate the date of receipt by the customer based on historical and expected delivery times by geographic location. We periodically test the accuracy of these estimates based on actual transactions. Delivery times vary by geographic location, generally from one to six days. To date, we have found these estimates to be materially accurate.

At the time of revenue recognition, we also provide for estimated sales returns and miscellaneous claims from customers as reductions to revenues. The estimates are based on historical rates of product returns and claims. However, actual returns and claims in any future period are inherently uncertain and thus may differ from the estimates. If actual or expected future returns and claims are significantly greater or lower than the reserves that we have established, we will record a reduction or increase to net revenues in the period in which we make such a determination.

Allowance for Uncollectible Accounts Receivable

We make ongoing estimates of the uncollectibility of our accounts receivable and maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the allowance, we consider our historical level of credit losses and we make judgments about the creditworthiness of customers based on ongoing credit evaluations. We analyze specific customer accounts, customer concentrations, credit insurance coverage, standby letters of credit, current economic trends, and changes in customer payment terms. Continued uncertainty in credit and market conditions may slow our collection efforts if customers experience difficulty accessing credit and paying their obligations, leading to higher than normal accounts receivable and increased bad debt expense. Because we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates and may have a material effect on our consolidated financial position, results of operations or cash flows. If the financial condition of our customers deteriorates and results in their inability to make payments, a larger allowance may be required. If we determine that a smaller or larger allowance is appropriate, we will record a credit or a charge to SG&A expense in the period in which we make such a determination.

Inventory Obsolescence

We make ongoing estimates of potential future excess, close-out or slow moving inventory. We evaluate our inventory on hand considering our purchase commitments, sales forecasts, and historical experience to identify excess, close-out or slow moving inventory and make provisions as necessary to properly reflect inventory value at the lower of cost or estimated market value. If we determine that a smaller or larger reserve is appropriate, we will record a credit or a charge to cost of sales in the period in which we make such a determination.

Product Warranty

We make ongoing estimates of potential future product warranty costs. When we evaluate our reserve for warranty costs, we consider our historical claim rates by season, product mix, current economic trends, and the historical cost to repair, replace, or refund the original sale. If we determine that a smaller or larger reserve is appropriate, we will record a credit or a charge to cost of sales in the period in which we make such a determination.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, we recognize income tax expense for the amount of taxes payable or refundable for the current year and for the amount of deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. We make assumptions, judgments and estimates to determine our current provision for income taxes, our deferred tax assets and liabilities, and our uncertain tax positions. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly affect the amounts provided for income taxes in our consolidated financial statements. Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income. Actual operating results and the underlying amount and category of income in future years could cause our current assumptions, judgments and estimates of recoverable net deferred taxes to be inaccurate. Changes in any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, which could materially affect our financial position and results of operations.

Our tax provision for interim periods is determined using an estimate of our annual effective tax rate, adjusted for discrete items, if any, that are taken into account in the relevant period. As the calendar year progresses, we periodically refine our estimate based on actual events and earnings by jurisdiction. This ongoing estimation process can result in changes to our expected effective tax rate for the full calendar year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that our year-to-date provision equals our expected annual effective tax rate.

Stock-Based Compensation

Stock-based compensation cost is estimated at the grant date based on the award's fair value and is recognized as expense over the requisite service period using the straight-line attribution method. We estimate stock-based compensation for stock awards granted using the Black-Scholes option pricing model, which requires various highly subjective assumptions, including volatility and expected option life. Further, we estimate forfeitures for stock-based awards granted, which are not expected to vest. If any of these inputs or assumptions changes significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

Recent Accounting Pronouncements

See "Recent Accounting Pronouncements" in Note 2 to the notes to the consolidated financial statements.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The information required by this item is included in Management's Discussion and Analysis of Financial Condition and Results of Operations and is incorporated herein by this reference.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Our management is responsible for the information and representations contained in this report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which we consider appropriate in the circumstances and include some amounts based on our best estimates and judgments. Other financial information in this report is consistent with these financial statements.

Our accounting systems include controls designed to reasonably assure that assets are safeguarded from unauthorized use or disposition and which provide for the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. These systems are supplemented by the selection and training of qualified financial personnel and an organizational structure providing for appropriate segregation of duties.

The Audit Committee is responsible for recommending to the Board of Directors the appointment of the independent registered public accounting firm and reviews with the independent registered public accounting firm and management the scope and the results of the annual examination, the effectiveness of the accounting control system and other matters relating to our financial affairs as they deem appropriate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Columbia Sportswear Company
Portland, Oregon

We have audited the accompanying consolidated balance sheets of Columbia Sportswear Company and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Columbia Sportswear Company and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2011, expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP
Portland, Oregon
March 11, 2011

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31, 2010	December 31, 2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 234,257	$ 386,664
Short-term investments	68,812	22,759
Accounts receivable, net (Note 4)	300,181	226,548
Inventories, net (Note 5)	314,298	222,161
Deferred income taxes (Note 10)	45,091	31,550
Prepaid expenses and other current assets	28,241	32,030
Total current assets	990,880	921,712
Property, plant, and equipment, net (Note 6)	221,813	235,440
Intangible assets, net (Note 7)	40,423	27,127
Goodwill (Note 7)	14,470	12,659
Other non-current assets	27,168	15,945
Total assets	$1,294,754	$1,212,883
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 130,626	$ 102,494
Accrued liabilities (Note 9)	102,810	67,312
Income taxes payable (Note 10)	16,037	6,884
Deferred income taxes (Note 10)	2,153	2,597
Total current liabilities	251,626	179,287
Income taxes payable (Note 10)	19,698	19,830
Deferred income taxes (Note 10)	—	1,494
Other long-term liabilities (Note 11)	21,456	15,044
Total liabilities	292,780	215,655
Commitments and contingencies (Note 13)		
Shareholders' Equity:		
Preferred stock; 10,000 shares authorized; none issued and outstanding	—	—
Common stock (no par value); 125,000 shares authorized; 33,683 and 33,736 issued and outstanding (Note 14)	5,052	836
Retained earnings (Note 14)	950,207	952,948
Accumulated other comprehensive income (Note 17)	46,715	43,444
Total shareholders' equity	1,001,974	997,228
Total liabilities and shareholders' equity	$1,294,754	$1,212,883

See accompanying notes to consolidated financial statements.

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31,		
	2010	2009	2008
Net sales	$1,483,524	$1,244,023	$1,317,835
Cost of sales	854,120	719,945	750,024
Gross profit	629,404	524,078	567,811
Selling, general, and administrative expenses	534,068	444,715	430,350
Impairment of acquired intangible assets (Note 7)	—	—	24,742
Net licensing income	7,991	8,399	5,987
Income from operations	103,327	87,762	118,706
Interest income, net	1,564	2,088	7,537
Income before income tax	104,891	89,850	126,243
Income tax expense (Note 10)	(27,854)	(22,829)	(31,196)
Net income	$ 77,037	$ 67,021	$ 95,047
Earnings per share (Note 16):			
Basic	$ 2.28	$ 1.98	$ 2.75
Diluted	2.26	1.97	2.74
Cash dividends per share:	$ 2.24	$ 0.66	$ 0.64
Weighted average shares outstanding (Note 16):			
Basic	33,725	33,846	34,610
Diluted	34,092	33,981	34,711

See accompanying notes to consolidated financial statements.

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2010	**2009**	**2008**
Cash flows from operating activities:			
Net income	$ 77,037	$ 67,021	$ 95,047
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	38,430	36,253	31,158
Loss on disposal or impairment of property, plant, and equipment	3,331	1,828	253
Deferred income taxes	(22,610)	55	(10,338)
Stock-based compensation	6,730	6,353	6,302
Excess tax benefit from employee stock plans	(498)	(41)	(72)
Impairment of acquired intangible assets	—	—	24,742
Changes in operating assets and liabilities:			
Accounts receivable	(69,500)	77,490	(9,689)
Inventories	(87,265)	38,831	4,507
Prepaid expenses and other current assets	3,856	(1,695)	(15,787)
Intangibles and other assets	(1,566)	(5,179)	101
Accounts payable	26,028	(16,944)	8,944
Accrued liabilities	34,224	7,563	(1,047)
Income taxes payable	9,018	(1,558)	2,567
Other liabilities	6,302	4,395	8,242
Net cash provided by operating activities	23,517	214,372	144,930
Cash flows from investing activities:			
Purchases of short-term investments	(81,671)	(25,305)	(72,337)
Sales of short-term investments	35,601	25,163	131,565
Capital expenditures	(28,838)	(33,074)	(47,580)
Proceeds from sale of property, plant, and equipment	42	31	52
Acquisitions, net of cash acquired	(16,315)	—	—
Net cash provided by (used in) investing activities	(91,181)	(33,185)	11,700
Cash flows from financing activities:			
Proceeds from notes payable	31,680	57,588	33,727
Repayments on notes payable	(31,680)	(57,588)	(33,727)
Repayment on long-term debt and other long-term liabilities	—	(4)	(21)
Proceeds from issuance of common stock under employee stock plans, net	6,480	86	3,488
Excess tax benefit from employee stock plans	498	41	72
Repurchase of common stock	(13,838)	(7,399)	(83,865)
Cash dividends paid	(75,439)	(22,331)	(22,098)
Net cash used in financing activities	(82,299)	(29,607)	(102,424)
Net effect of exchange rate changes on cash	(2,444)	4,467	(15,539)
Net increase (decrease) in cash and cash equivalents	(152,407)	156,047	38,667
Cash and cash equivalents, beginning of year	386,664	230,617	191,950
Cash and cash equivalents, end of year	$ 234,257	$386,664	$ 230,617
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest	$ 76	$ 35	$ 47
Cash paid during the year for income taxes	34,924	31,284	48,521
Supplemental disclosures of non-cash investing activities:			
Capital expenditures incurred but not yet paid	1,001	7,852	6,760

See accompanying notes to consolidated financial statements.

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock			Accumulated Other		
	Shares Outstanding	Amount	Retained Earnings	Comprehensive Income	Comprehensive Income	Total
BALANCE, JANUARY 1, 2008	35,824	$ 17,004	$895,476	$ 57,641		$ 970,121
Components of comprehensive income:						
Net income	—	—	95,047	—	$ 95,047	95,047
Cash dividends ($0.64 per share)	—	—	(22,098)	—	—	(22,098)
Foreign currency translation adjustment	—	—	—	(30,511)	(30,511)	(30,511)
Unrealized holding gain on derivative transactions, net	—	—	—	6,036	6,036	6,036
Comprehensive income	—	—	—	—	$ 70,572	—
Issuance of common stock under employee stock plans, net	131	3,488	—	—		3,488
Tax adjustment from stock plans	—	(430)	—	—		(430)
Stock-based compensation expense	—	6,302	—	—		6,302
Repurchase of common stock	(2,090)	(24,883)	(58,982)	—		(83,865)
BALANCE, DECEMBER 31, 2008	33,865	1,481	909,443	33,166		944,090
Components of comprehensive income:						
Net income	—	—	67,021	—	$ 67,021	67,021
Cash dividends ($0.66 per share)	—	—	(22,331)	—	—	(22,331)
Unrealized holding gains on available-for-sales securities, net	—	—	—	64	64	64
Foreign currency translation adjustment	—	—	—	13,854	13,854	13,854
Unrealized holding loss on derivative transactions, net	—	—	—	(3,640)	(3,640)	(3,640)
Comprehensive income	—	—	—	—	$ 77,299	—
Issuance of common stock under employee stock plans, net	75	86	—	—		86
Tax adjustment from stock plans	—	(870)	—	—		(870)
Stock-based compensation expense	—	6,353	—	—		6,353
Repurchase of common stock	(204)	(6,214)	(1,185)	—		(7,399)
BALANCE, DECEMBER 31, 2009	33,736	836	952,948	43,444		997,228
Components of comprehensive income:						
Net income	—	—	77,037	—	$ 77,037	77,037
Cash dividends ($2.24 per share)	—	—	(75,439)	—	—	(75,439)
Unrealized holding losses on available-for-sales securities, net	—	—	—	(28)	(28)	(28)
Foreign currency translation adjustment	—	—	—	3,812	3,812	3,812
Unrealized holding loss on derivative transactions, net	—	—	—	(513)	(513)	(513)
Comprehensive income	—	—	—	—	$ 80,308	—
Issuance of common stock under employee stock plans, net	240	6,480	—	—		6,480
Tax adjustment from stock plans	—	505	—	—		505
Stock-based compensation expense	—	6,730	—	—		6,730
Repurchase of common stock	(293)	(9,499)	(4,339)	—		(13,838)
BALANCE, DECEMBER 31, 2010	33,683	$ 5,052	$950,207	$ 46,715		$1,001,974

See accompanying notes to consolidated financial statements.

COLUMBIA SPORTSWEAR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION AND ORGANIZATION

Nature of the business:

Columbia Sportswear Company is a global leader in the design, development, marketing and distribution of active outdoor apparel, footwear, accessories and equipment.

Principles of consolidation:

The consolidated financial statements include the accounts of Columbia Sportswear Company and its wholly-owned subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Estimates and assumptions:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates and assumptions. Some of these more significant estimates relate to revenue recognition, allowance for doubtful accounts, inventory obsolescence, product warranty, long-lived and intangible assets, income taxes and stock-based compensation.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents:

Cash and cash equivalents are stated at fair value or at cost, which approximates fair value, and include investments with maturities of three months or less at the date of acquisition. At December 31, 2010, cash and cash equivalents consisted of money market funds, municipal bonds and time deposits with original maturities ranging from overnight to less than 90 days. At December 31, 2009, cash and cash equivalents consisted of money market funds and time deposits with maturities ranging from overnight to less than 90 days.

Investments:

At December 31, 2010, short-term investments consisted of shares in a short-term municipal bond fund and municipal bonds with original maturities greater than 90 days. These investments are considered available for use in current operations. At December 31, 2009, short-term investments consisted of shares in a short-term bond fund available for use in current operations and time deposits with maturities of six months or less. All short-term investments are classified as available-for-sale securities and are recorded at fair value with any unrealized gains and losses reported, net of tax, in other comprehensive income. Realized gains or losses are determined based on the specific identification method.

At December 31, 2010 and 2009, long-term investments consisted of mutual fund shares held to offset liabilities to participants in the Company's deferred compensation plan. The investments are classified as long-term because the related deferred compensation liabilities are not expected to be paid within the next year. These investments are classified as trading securities and are recorded at fair value with unrealized gains and losses reported in operating expenses, which are offset against gains and losses resulting from changes in corresponding deferred compensation liabilities to participants.

Accounts receivable:

Accounts receivable have been reduced by an allowance for doubtful accounts. The Company makes ongoing estimates of the uncollectibility of accounts receivable and maintains an allowance for estimated losses resulting from the inability of the Company's customers to make required payments.

Inventories:

Inventories are carried at the lower of cost or market. Cost is determined using the first-in, first-out method. The Company periodically reviews its inventories for excess, close-out or slow moving items and makes provisions as necessary to properly reflect inventory value.

Property, plant, and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The principal estimated useful lives are: buildings and building improvements, 15-30 years; land improvements, 15 years; furniture and fixtures, 3-10 years; and machinery and equipment, 3-5 years. Leasehold improvements are depreciated over the lesser of the estimated useful life of the improvement, which is most commonly 7 years, or the remaining term of the underlying lease.

Improvements to property, plant and equipment that substantially extend the useful life of the asset are capitalized. Repair and maintenance costs are expensed as incurred. Internal and external costs directly related to the development of internal-use software during the application development stage, including costs incurred for third party contractors and employee compensation, are capitalized and depreciated over a 3-7 year estimated useful life.

Impairment of long-lived assets:

Long-lived assets are amortized over their useful lives and are measured for impairment only when events or circumstances indicate the carrying value may be impaired. In these cases, the Company estimates the future undiscounted cash flows to be derived from the asset or asset group to determine whether a potential impairment exists. When reviewing for retail store impairment, identifiable cash flows are measured at the individual store level. If the sum of the estimated undiscounted cash flows is less than the carrying value of the asset, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the estimated fair value of the asset. Impairment charges for long-lived assets are included in selling, general and administrative ("SG&A") expense and were immaterial for the years ended December 31, 2010, 2009 and 2008.

Intangible assets and goodwill:

Goodwill and intangible assets with indefinite useful lives are not amortized but are periodically evaluated for impairment. Intangible assets that are determined to have finite lives are amortized using the straight-line method over their useful lives and are measured for impairment only when events or circumstances indicate the carrying value may be impaired.

Impairment of goodwill and intangible assets:

The Company reviews and tests its goodwill and intangible assets with indefinite useful lives for impairment in the fourth quarter of each year and when events or changes in circumstances indicate that the carrying amount of such assets may be impaired. The Company's intangible assets with indefinite lives consist of trademarks and trade names. Substantially all of the Company's goodwill is recorded in the United States segment and impairment testing for goodwill is performed at the reporting unit level. In the impairment test for goodwill, the two-step process first compares the estimated fair value of the reporting unit with the carrying amount of that reporting unit. The Company estimates the fair value of its reporting units using a combination of discounted cash flow analysis, comparisons with the market values of similar publicly traded companies and other operating performance based valuation methods. If step one indicates impairment, step two compares the estimated fair value of the reporting unit to the estimated fair value of all reporting unit assets and liabilities except goodwill to determine the implied fair value of goodwill. The Company calculates impairment as the excess of carrying amount of goodwill over the implied fair value of goodwill. In the impairment test for trademarks, the Company compares the estimated fair value of the asset to the carrying amount. The fair value of trademarks is estimated using the relief from royalty approach, a standard form of discounted cash flow analysis used in the valuation of trademarks. If the carrying amount of trademarks exceeds the estimated fair value, the Company calculates impairment as the excess of carrying amount over the estimate of fair value.

If events or circumstances indicate the carrying value of intangible assets with finite lives may be impaired, the Company estimates the future undiscounted cash flows to be derived from the asset or asset group to determine whether a potential impairment exists. If the sum of the estimated undiscounted cash flows is less than the carrying value of the asset the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the estimated fair value of the asset.

Impairment charges are classified as a component of SG&A expense. The fair value estimates are based on a number of factors, including assumptions and estimates for projected sales, income, cash flows, discount rates and other operating performance measures. Changes in estimates or the application of alternative assumptions could produce significantly different results. These assumptions and estimates may change in the future due to changes in economic conditions, changes in the Company's ability to meet sales and profitability objectives or changes in the Company's business operations or strategic direction.

Income taxes:

Income taxes are provided on financial statement earnings for financial reporting purposes. Income taxes are based on amounts of taxes payable or refundable in the current year and on expected future tax consequences of events that are recognized in the financial statements in different periods than they are recognized in tax returns. As a result of timing of recognition and measurement differences between financial accounting standards and income tax laws, temporary differences arise between amounts of pre-tax financial statement income and taxable income and between reported amounts of assets and liabilities in the Consolidated Balance Sheets and their respective tax bases. Deferred income tax assets and liabilities reported in the Consolidated Balance Sheets reflect estimated future tax effects attributable to these temporary differences and to net operating loss and net capital loss carryforwards, based on tax rates expected to be in effect for years in which the differences are expected to be settled or realized. Realization of deferred tax assets is dependent on future taxable income in specific jurisdictions. Valuation allowances are used to reduce deferred tax assets to amounts considered likely to be realized. U.S. deferred income taxes are not provided on undistributed income of foreign subsidiaries where such earnings are considered to be permanently invested, or to the extent such recognition would result in a deferred tax asset.

Accrued income taxes in the Consolidated Balance Sheets include unrecognized income tax benefits relating to uncertain tax positions, including related interest and penalties, appropriately classified as current or noncurrent. The Company recognizes the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. In making this determination, the Company assumes that the taxing authority will examine the position and that they will have full knowledge of all relevant information. The provision for income taxes also includes estimates of interest and penalties related to uncertain tax positions.

Derivatives:

The effective portion of changes in fair values of outstanding cash flow hedges are recorded in other comprehensive income until earnings are affected by the hedged transaction. In most cases amounts recorded in other comprehensive income will be released to earnings some time after maturity of the related derivative. The Consolidated Statement of Operations classification of effective hedge results is the same as that of the underlying exposure. Results of hedges of product costs are recorded in cost of sales when the underlying hedged transaction affects earnings. Unrealized derivative gains and losses, which are recorded in current assets and liabilities, respectively, are non-cash items and therefore are taken into account in the preparation of the Consolidated Statement of Cash Flows based on their respective balance sheet classifications. See Note 19 for more information on derivatives and risk management.

Foreign currency translation:

The assets and liabilities of the Company's foreign subsidiaries have been translated into U.S. dollars using the exchange rates in effect at period end, and the net sales and expenses have been translated into U.S. dollars using average exchange rates in effect during the period. The foreign currency translation adjustments are included as a separate component of accumulated other comprehensive income in shareholders' equity and are not currently adjusted for income taxes when they relate to indefinite net investments in non-U.S. operations.

Revenue recognition:

The Company records wholesale, e-commerce and licensed product revenues when title passes and the risks and rewards of ownership have passed to the customer. Title generally passes upon shipment to, or upon receipt by, the customer depending on the terms of sale with the customer. Retail store revenues are recorded at the time of sale.

In some countries outside of the United States where title passes upon receipt by the customer, predominantly in the Company's Western European wholesale business, precise information regarding the date of receipt by the customer is not readily available. In these cases, the Company estimates the date of receipt by the customer based on historical and expected delivery times by geographic location. The Company periodically tests the accuracy of these estimates based on actual transactions. Delivery times vary by geographic location, generally from one to six days. To date, the Company has found these estimates to be materially accurate.

At the time of revenue recognition, the Company also provides for estimated sales returns and miscellaneous claims from customers as reductions to revenues. The estimates are based on historical rates of product returns and claims. However, actual returns and claims in any future period are inherently uncertain and thus may differ from the estimates. If actual or expected future returns and claims are significantly greater or lower than the reserves that had been established, the Company would record a reduction or increase to net revenues in the period in which it made such determination. For each of the years in the three year period ended December 31, 2010, the Company's actual annual sales returns and miscellaneous claims from customers have averaged approximately three percent of net sales. The allowance for outstanding sales returns and miscellaneous claims from customers was approximately $20,737,000 and $13,889,000 as of December 31, 2010 and 2009, respectively.

Cost of sales:

The expenses that are included in cost of sales include all direct product and conversion-related costs, and costs related to shipping, duties and importation. Specific provisions for excess, close-out or slow moving inventory are also included in cost of sales. In addition, some of the Company's products carry limited warranty provisions for defects in quality and workmanship. A warranty reserve is established at the time of sale to cover estimated costs based on the Company's history of warranty repairs and replacements and is recorded in cost of sales.

Selling, general and administrative expense:

Selling, general and administrative expense consists of commissions, advertising, other selling costs, personnel-related costs, planning, receiving finished goods, warehousing, depreciation and other general operating expenses.

Shipping and handling costs:

Shipping and handling fees billed to customers are recorded as revenue. The direct costs associated with shipping goods to customers are recorded as cost of sales. Inventory planning, receiving and handling costs are recorded as a component of SG&A expenses and were $57,901,000, $55,867,000 and $57,700,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Stock-based compensation:

Stock-based compensation cost is estimated at the grant date based on the award's fair value and is recognized as expense over the requisite service period using the straight-line attribution method. The Company estimates stock-based compensation for stock options granted using the Black-Scholes option pricing model, which requires various highly subjective assumptions, including volatility and expected option life. Further, the Company estimates forfeitures for stock-based awards granted which are not expected to vest. If any of these inputs or assumptions changes significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. Assumptions are evaluated and revised as necessary to reflect changes in market conditions and the Company's experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by people who receive equity awards. The fair value of service-based and performance-based restricted stock units is discounted by the present value of the estimated future stream of dividends over the vesting period using the Black-Scholes model.

Advertising costs:

Advertising costs are expensed in the period incurred and are included in selling, general and administrative expenses. Total advertising expense, including cooperative advertising costs, was $77,978,000, $65,204,000 and $72,237,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Through cooperative advertising programs, the Company reimburses its wholesale customers for some of their costs of advertising the Company's products based on various criteria, including the value of purchases from the Company and various advertising specifications. Cooperative advertising costs are included in expenses because the Company receives an identifiable benefit in exchange for the cost, the advertising may be obtained from a party other than the customer, and the fair value of the advertising benefit can be reasonably estimated. Cooperative advertising costs were $7,259,000, $10,978,000 and $16,351,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Recent Accounting Pronouncements:

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, *Improving Disclosures about Fair Value Measurements*. ASU 2010-06 requires additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and a higher level of disaggregation for the different types of financial instruments. For the reconciliation of Level 3 fair value measurements, information about purchases, sales, issuances and settlements are presented separately. This standard is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of revised Level 3 disclosure requirements, which are effective for interim and annual reporting periods beginning after December 15, 2010. The adoption of this standard did not have a material effect on the Company's consolidated financial position, statement of operations or cash flows. See Note 20.

NOTE 3—CONCENTRATIONS

Cash and Cash Equivalents

At December 31, 2010, approximately 70% of the Company's cash and cash equivalents were concentrated in domestic and international money market mutual funds. All of the Company's money market mutual funds were assigned top-tier investment grade credit ratings.

Short-term Investments

At December 31, 2010, approximately 77% of the Company's short-term investments were concentrated in short-term municipal debt securities whose interest and principal payments were 100% collateralized in an escrow account by U.S. Treasury Securities, U.S. Government Securities or U.S. Government Agency Securities, and approximately 23% were invested in a short-term municipal bond fund.

Trade Receivables

At December 31, 2010 and 2009, the Company had one customer in its Canadian segment that accounted for approximately 11.9% and 15.5% of consolidated accounts receivable, respectively. No single customer accounted for 10% or more of consolidated revenues for any of the years ended December 31, 2010, 2009 or 2008.

Derivatives

The Company uses derivative instruments primarily to hedge the exchange rate risk of anticipated transactions denominated in non-functional currencies that are designated and qualify as cash flow hedges. From time to time, the Company also uses derivative instruments to economically hedge the exchange rate risk of certain investment positions, to hedge balance sheet re-measurement risk and to hedge other anticipated transactions that do not qualify as cash flow hedges. At December 31, 2010, the Company's derivative contracts had a remaining maturity of approximately two years or less. All the counterparties to these transactions had investment grade short-term credit ratings. The maximum net exposure to any single counterparty, which is generally limited to the aggregate unrealized gain of all contracts with that counterparty, was less than $1,000,000 at December 31, 2010. The majority of the Company's derivative counterparties have strong credit ratings and as a result, the Company does not require collateral to facilitate transactions. See Note 19 for further disclosures concerning derivatives.

Country and supplier concentrations:

The Company's products are produced by independent factories located outside the United States, principally in Southeast Asia. Apparel is manufactured in more than 13 countries, with Vietnam and China accounting for approximately 68% of 2010 global apparel production. Footwear is manufactured in three countries, with China and Vietnam accounting for approximately 93% of 2010 global footwear production. The five largest apparel factory groups accounted for approximately 20% of 2010 global apparel production, with the largest factory group accounting for 7% of 2010 global apparel production. The five largest footwear factory groups accounted for approximately 81% of 2010 global footwear production, with the largest factory group accounting for 34% of 2010 global footwear production. In addition, a single vendor supplies substantially all of the zippers used in our products. These companies, however, have multiple factory locations, many of which are in different countries, thus reducing the risk that unfavorable conditions at a single factory or location will have a material adverse effect on the Company.

NOTE 4—ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, is as follows (in thousands):

	December 31,	
	2010	2009
Trade accounts receivable	$307,279	$233,895
Allowance for doubtful accounts	(7,098)	(7,347)
Accounts receivable, net	$300,181	$226,548

A reconciliation of the allowance for doubtful accounts is as follows (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Balance at beginning of period	$ 7,347	$ 9,542	$7,369
Bad debt expense	983	768	3,473
Write offs	(1,304)	(3,133)	(940)
Other	72	170	(360)
Balance at end of period	$ 7,098	$ 7,347	$9,542

NOTE 5—INVENTORIES, NET

Inventories, net, consisted of the following (in thousands):

	December 31,	
	2010	2009
Raw materials	$ 1,096	$ 1,021
Work in process	659	163
Finished goods	312,543	220,977
	$314,298	$222,161

NOTE 6—PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment consisted of the following (in thousands):

	December 31,	
	2010	2009
Land and improvements	$ 16,898	$ 16,557
Building and improvements	144,004	147,093
Machinery and equipment	193,104	184,721
Furniture and fixtures	46,147	44,158
Leasehold improvements	62,884	57,866
Construction in progress	9,775	8,932
	472,812	459,327
Less accumulated depreciation	(250,999)	(223,887)
	$ 221,813	$ 235,440

NOTE 7—INTANGIBLE ASSETS AND GOODWILL

Identifiable intangible assets consisted of the following (in thousands):

	December 31, 2010			December 31, 2009		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:						
Patents and purchased technology	$14,198	$(1,196)	$13,002	$ 898	$(643)	$ 255
Intangible assets not subject to amortization:						
Trademarks and trade names	27,421		27,421	26,872		26,872
Identifiable intangible assets, net			$40,423			$27,127

On September 1, 2010, the Company acquired OutDry Technologies S.r.l., which included patents, purchased technology and trademarks. These acquired patents and purchased technology are subject to amortization over 10 years from the date of acquisition.

Amortization expense for the years ended December 31, 2010, 2009, and 2008 was $553,000, $109,000 and $205,000, respectively. Amortization expense for intangible assets subject to amortization is estimated to be $1,402,000 per year in 2011 and 2012 and $1,330,000 in 2013 through 2015.

At December 31, 2010 and December 31, 2009, the Company determined that its goodwill and intangible assets were not impaired. At December 31, 2008, the Company determined that goodwill and trademarks for certain acquired brands were impaired. These brands were acquired in 2006 and were not achieving their sales and profitability objectives. For the year ended December 31, 2008, the Company recorded impairment charges in the United States segment, before income taxes, of $24,742,000, of which $4,614,000 was related to goodwill.

A reconciliation of goodwill is as follows (in thousands):

	December 31,	
	2010	2009
Balance at beginning of period	$12,659	$12,659
Acquisitions	1,811	—
Impairment charges	—	—
Balance at end of period	$14,470	$12,659

NOTE 8—SHORT-TERM BORROWINGS AND CREDIT LINES

The Company entered into a domestic credit agreement for an unsecured, committed $125,000,000 revolving line of credit effective June 15, 2010. The maturity date of this agreement is July 1, 2012. Interest, payable monthly, is based on the Company's applicable funded debt ratio, ranging from LIBOR plus 100 to 175 basis points. This line of credit requires the Company to comply with certain financial covenants covering net income, tangible net worth and borrowing basis. At December 31, 2010, the Company was in compliance with all associated covenants. If the Company is in default, it is prohibited from paying dividends or repurchasing common stock. At December 31, 2010, no balance was outstanding under this line of credit. At December 31, 2009, the Company had domestic unsecured lines of credit with aggregate seasonal limits ranging from $50,000,000 to $125,000,000, of which $25,000,000 to $100,000,000 was committed. These lines of credit were terminated June 15, 2010 upon entering into the $125,000,000 agreement referred to above.

The Company's Canadian subsidiary has available an unsecured and uncommitted line of credit guaranteed by the parent company providing for borrowing to a maximum of C$30,000,000 (US$30,060,000) at December 31, 2010. The revolving line accrues interest at the bank's Canadian prime rate. There was no balance outstanding under this line at December 31, 2010 and 2009.

The Company's European subsidiary has available two separate unsecured and uncommitted lines of credit guaranteed by the parent company providing for borrowing up to a maximum of 30,000,000 and 5,000,000 euros, respectively (combined US$46,842,000) at December 31, 2010, of which US$3,346,000 of the 5,000,000 euro line is designated as a European customs guarantee. These lines accrue interest based on the European Central Bank ("ECB") refinancing rate plus 50 basis points and Euro Overnight Index Average ("EONIA") plus 75 basis points, respectively. There was no balance outstanding under either line at December 31, 2010 or 2009.

The Company's Japanese subsidiary has an unsecured and uncommitted line of credit guaranteed by the parent company providing for borrowing to a maximum of US$5,000,000 at December 31, 2010. The revolving line accrues interest at LIBOR plus 110 basis points. There was no balance outstanding under this line at December 31, 2010 and 2009.

Off-Balance Sheet Arrangements

The Company has arrangements in place to facilitate the import and purchase of inventory through import letters of credit. The Company has available unsecured and uncommitted import letters of credit in the aggregate amount of $25,000,000 subject to annual renewal. At December 31, 2010, the Company had outstanding letters of credit of $439,000 for purchase orders for inventory under this arrangement.

NOTE 9—ACCRUED LIABILITIES

Accrued liabilities consisted of the following (in thousands):

	December 31,	
	2010	2009
Accrued salaries, bonus, vacation and other benefits	$ 49,078	$34,711
Accrued import duties	13,443	1,117
Product warranties	10,256	12,112
Other	30,033	19,372
	$102,810	$67,312

A reconciliation of product warranties is as follows (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Balance at beginning of period	$12,112	$ 9,746	$10,862
Provision for warranty claims	1,371	5,133	2,718
Warranty claims	(3,104)	(2,984)	(3,364)
Other	(123)	217	(470)
Balance at end of period	$10,256	$12,112	$ 9,746

NOTE 10—INCOME TAXES

Consolidated income from continuing operations before income taxes consisted of the following (in thousands):

	Year Ended December 31,		
	2010	2009	2008
U.S. operations	$ 59,881	$59,629	$ 44,478
Foreign operations	45,010	30,221	81,765
Income before income tax	$104,891	$89,850	$126,243

The components of the provision (benefit) for income taxes consisted of the following (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Current:			
Federal	$ 24,419	$10,030	$ 22,576
State and local	4,060	2,088	2,459
Non-U.S.	23,253	10,399	18,568
	51,732	22,517	43,603
Deferred:			
Federal	(18,405)	2,377	(10,444)
State and local	(1,223)	12	(1,228)
Non-U.S.	(4,250)	(2,077)	(735)
	(23,878)	312	(12,407)
Income tax expense	$ 27,854	$22,829	$ 31,196

The following is a reconciliation of the statutory federal income tax rate to the effective rate reported in the financial statements:

	Year Ended December 31,		
	2010	2009	2008
	(percent of income)		
Provision for federal income taxes at the statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	2.6	1.9	0.8
Non-U.S. income taxed at different rates	(2.3)	0.4	(4.1)
Foreign tax credits	(3.5)	(5.8)	(3.2)
Reduction of accrued income taxes	(4.0)	(4.1)	(3.3)
Tax-exempt interest	(0.2)	(0.5)	(0.8)
Other	(1.0)	(1.5)	0.3
Actual provision for income taxes	26.6%	25.4%	24.7%

Significant components of the Company's deferred taxes consisted of the following (in thousands):

	December 31,	
	2010	2009
Deferred tax assets:		
Non-deductible accruals and allowances	$26,905	$18,979
Capitalized inventory costs	21,065	15,326
Stock compensation	6,157	5,399
Net operating loss carryforward	6,894	4,734
Depreciation and amortization	1,722	582
Tax credits	11,187	—
Other	414	1,633
	74,344	46,653
Valuation allowance	(7,261)	(5,163)
Net deferred tax assets	67,083	41,490
Deferred tax liabilities:		
Deductible accruals and allowance	(593)	(1,129)
Depreciation and amortization	(7,182)	(4,624)
Foreign currency loss	—	(1,475)
Other	(1,564)	(1,368)
	(9,339)	(8,596)
Total	$57,744	$32,894

The Company had net operating loss carryforwards at December 31, 2010 and 2009 in certain international tax jurisdictions of $67,800,000 and $50,338,000, respectively, which will begin to expire in 2014. The net operating losses result in a deferred tax asset at December 31, 2010 of $6,894,000, which was subject to a $6,894,000 valuation allowance, and a deferred tax asset at December 31, 2009 of $4,734,000, which was subject to a $4,734,000 valuation allowance. To the extent that the Company reverses a portion of the valuation allowance, the adjustment would be recorded as a reduction to income tax expense.

Non-current deferred tax assets of $14,806,000 and $5,435,000 are included as a component of other non-current assets in the consolidated balance sheet at December 31, 2010 and 2009, respectively.

The Company had undistributed earnings of foreign subsidiaries of approximately $180,351,000 at December 31, 2010 for which deferred taxes have not been provided. Such earnings are considered indefinitely invested outside of the United States. If these earnings were repatriated to the United States, the earnings would be subject to U.S. taxation. The amount of the unrecognized deferred tax liability associated with the undistributed earnings was approximately $43,014,000 at December 31, 2010. The unrecognized deferred tax liability approximates the excess of the United States tax liability over the creditable foreign taxes paid that would result from a full remittance of undistributed earnings.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

	December 31,		
	2010	2009	2008
Balance at beginning of period	$20,183	$21,839	$20,694
Increases related to prior year tax positions	893	1,346	583
Decreases related to prior year tax positions	(27)	(634)	(2,496)
Increases related to current year tax positions	1,278	1,598	4,768
Settlements	—	(1,194)	—
Expiration of statute of limitations	(3,633)	(2,772)	(1,710)
Balance at end of period	$18,694	$20,183	$21,839

Unrecognized tax benefits of $16,740,000 and $18,659,000 would affect the effective tax rate if recognized at December 31, 2010 and 2009, respectively.

The Company conducts business globally, and as a result, the Company or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Canada, China, France, Germany, Hong Kong, Italy, Japan, South Korea, Switzerland, the United Kingdom and the United States. The Company has effectively settled U.S. tax examinations of all years through 2005. Internationally, the Company has effectively settled French tax examinations of all years through 2006 and Italian tax examinations of all years through 2007. The Company has effectively settled Canadian tax examinations of all years through 2004 and is currently under examination for the tax years 2005 through 2008. The Company does not anticipate that adjustments relative to these ongoing tax audits will result in a material change to its consolidated financial position, results of operations or cash flows.

Due to the potential for resolution of income tax audits currently in progress, and the expiration of various statutes of limitation, it is reasonably possible that the unrecognized tax benefits balance may change within the twelve months following December 31, 2010 by a range of zero to $10,102,000. Open tax years, including those previously mentioned, contain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, timing, or inclusion of revenue and expenses or the sustainability of income tax credits for a given examination cycle.

The Company recognizes interest expense and penalties related to income tax matters in income tax expense. The Company recognized net interest and penalties of $780,000 in 2010, a net reversal of accrued interest and penalties of $80,000 in 2009 and net interest and penalties of $313,000 in 2008, all related to uncertain tax positions. The Company had $3,935,000 and $3,155,000 of accrued interest and penalties related to uncertain tax positions at December 31, 2010 and 2009, respectively.

NOTE 11—OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following (in thousands):

	December 31,	
	2010	2009
Straight-line and deferred rent liabilities	$16,296	$13,497
Asset retirement obligations	1,122	721
Deferred compensation plan liability	1,670	826
Other	2,368	—
	$21,456	$15,044

NOTE 12—RETIREMENT SAVINGS PLANS

401(k) Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan, which covers substantially all U.S. employees. Participation begins the first of the quarter following completion of thirty days of service. The Company may elect to make discretionary matching and/or non-matching contributions. All Company contributions to the plan as determined by the Board of Directors totaled $4,443,000, $2,610,000 and $3,118,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Deferred Compensation Plan

The Company sponsors a nonqualified retirement savings plan for certain senior management employees whose contributions to the tax qualified 401(k) plan would be limited by provisions of the Internal Revenue Code. This plan allows participants to defer receipt of a portion of their salary and incentive compensation and to receive matching contributions for a portion of the deferred amounts. Company contributions to the plan totaled $155,000 and $108,000 for the years ended December 31, 2010 and 2009, respectively. Participants earn a return on their deferred compensation based on investment earnings of participant-selected mutual funds. Changes in the market value of the participants' investment selections are recorded as an adjustment to deferred compensation liabilities, with an offset to compensation expense. Deferred compensation, including accumulated earnings on the participant-directed investment selections, is distributable in cash at participant-specified dates or upon retirement, death, disability or termination of employment. At December 31, 2010 and 2009, the liability to participants under this plan was $1,670,000 and $826,000, respectively, and was recorded in other long-term liabilities. The current portion of the participant liability at December 31, 2010 and 2009 was not material.

The Company has purchased specific mutual funds in the same amounts as the participant-directed investment selections underlying the deferred compensation liabilities. These investment securities and earnings thereon, held in an irrevocable trust, are intended to provide a source of funds to meet the deferred compensation obligations, subject to claims of creditors in the event of the Company's insolvency. The mutual funds are recorded at fair value in intangibles and other non-current assets. At December 31, 2010 and 2009, the fair value of the mutual fund investments was $1,670,000 and $826,000, respectively. Realized and unrealized gains and losses on the mutual fund investments are offset against gains and losses resulting from changes in corresponding deferred compensation liabilities to participants.

NOTE 13—COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases, among other things, retail space, office space, warehouse facilities, storage space, vehicles and equipment. Generally, the base lease terms are between 5 and 10 years. Certain lease agreements contain scheduled rent escalation clauses in their future minimum lease payments. Future minimum lease payments are recognized on a straight-line basis over the minimum lease term and the pro rata portion of scheduled rent escalations is included in other long-term liabilities. Certain retail space lease agreements provide for additional rents based on a percentage of annual sales in excess of stipulated minimums (percentage rent). Certain lease agreements require the Company to pay real estate taxes, insurance, common area maintenance ("CAM"), and other costs, collectively referred to as operating costs, in addition to base rent. Percentage rent and operating costs are recognized as incurred in SG&A expense in the Consolidated Statement of Operations. Certain lease agreements also contain lease incentives, such as tenant improvement allowances and rent holidays. The Company recognizes the benefits related to the lease incentives on a straight-line basis over the applicable lease term.

Rent expense, including percentage rent but excluding operating costs for which the Company is obligated, consisted of the following (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Rent Expense included in SG&A	$39,898	$31,140	$24,230
Rent Expense included in Cost of sales	1,351	1,465	1,533
	$41,249	$32,605	$25,763

Approximate future minimum payments, including rent escalation clauses and stores that are not yet open, on all lease obligations at December 31, 2010, are as follows (in thousands). These operating lease commitments are not reflected on the Consolidated Balance Sheet.

2011	$ 34,115
2012	31,244
2013	29,031
2014	25,332
2015	23,649
Thereafter	110,415
	$253,786

Operating lease obligations listed above do not include percentage rent, real estate taxes, insurance, CAM, and other costs for which the Company is obligated. Total expenses for real estate taxes, insurance, CAM, and other costs related to retail space operating leases for the year ended December 31, 2010 was $10.3 million and is included in SG&A expense in the Consolidated Statement of Operations.

Inventory Purchase Obligations

Inventory purchase obligations consist of open production purchase orders for sourced apparel, footwear, accessories and equipment, and raw material commitments not included in open production purchase orders. At

December 31, 2010 and 2009, inventory purchase obligations were $323,327,000 and $258,069,000, respectively. To support certain inventory purchase obligations, the Company maintains unsecured and uncommitted lines of credit available for issuing import letters of credit. At December 31, 2010 and 2009, the Company had letters of credit of $439,000 and $7,771,000, respectively, outstanding for inventory purchase obligations.

Litigation

The Company is a party to various legal claims, actions and complaints from time to time. Although the ultimate resolution of legal proceedings cannot be predicted with certainty, management believes that disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements.

Indemnities and Guarantees

During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These include (i) intellectual property indemnities to the Company's customers and licensees in connection with the use, sale and/or license of Company products, (ii) indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, (iii) indemnities to customers, vendors and service providers pertaining to claims based on the negligence or willful misconduct of the Company, (iv) executive severance arrangements and (v) indemnities involving the accuracy of representations and warranties in certain contracts. The duration of these indemnities, commitments and guarantees varies, and in certain cases, may be indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential for future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying Consolidated Balance Sheets.

NOTE 14—SHAREHOLDERS' EQUITY

Since the inception of the Company's stock repurchase plan in 2004 through December 31, 2010, the Company's Board of Directors has authorized the repurchase of $500,000,000 of the Company's common stock. As of December 31, 2010, the Company had repurchased 9,190,890 shares under this program at an aggregate purchase price of approximately $421,237,000. During the year ended December 31, 2010, the Company repurchased an aggregate of $13,838,000 of common stock under the stock repurchase plan, of which $4,339,000 was recorded as a reduction to retained earnings; otherwise, the aggregate purchase price would have resulted in a negative common stock carrying amount. Shares of the Company's common stock may be purchased in the open market or through privately negotiated transactions, subject to market conditions. The repurchase program does not obligate the Company to acquire any specific number of shares or to acquire shares over any specified period of time.

NOTE 15—STOCK-BASED COMPENSATION

1997 Stock Incentive Plan

The Company's 1997 Stock Incentive Plan (the "Plan") provides for issuance of up to 8,900,000 shares of the Company's Common Stock, of which 1,711,768 shares were available for future grants under the Plan at December 31, 2010. The Plan allows for grants of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock units and other stock-based awards. The Company uses original issuance shares to satisfy share-based payments.

Stock-based compensation expense consisted of the following (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Cost of sales	$ 286	$ 335	$ 302
Selling, general, and administrative expense	6,444	6,018	6,000
Pre-tax stock-based compensation expense	6,730	6,353	6,302
Income tax benefits	(2,162)	(2,258)	(2,088)
Total stock-based compensation expense, net of tax	$ 4,568	$ 4,095	$ 4,214

No stock-based compensation costs were capitalized for the years ended December 31, 2010, 2009 or 2008.

The Company realized a tax benefit for the deduction from stock-based award transactions of $1,909,000, $851,000, and $636,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Stock Options

Options to purchase the Company's common stock are granted at exercise prices equal to or greater than the fair market value of the Company's common stock on the date of grant. Options granted after 2000 and before 2009 generally vest and become exercisable over a period of four years (25 percent on the first anniversary date following the date of grant and monthly thereafter) and expire ten years from the date of the grant, with the exception of most options granted in 2005. Most options granted in 2005 vested and became exercisable one year from the date of grant and expire ten years from the date of grant. Options granted after 2008 generally vest and become exercisable ratably on an annual basis over a period of four years and expire ten years from the date of the grant.

The Company estimates the fair value of stock options using the Black-Scholes model. Key inputs and assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of the Company's stock over the option's expected term, the risk-free interest rate over the option's expected term, and the Company's expected annual dividend yield. Assumptions are evaluated and revised as necessary to reflect changes in market conditions and the Company's experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by people who receive equity awards.

The following table presents the weighted average assumptions for the years ended December 31:

	2010	2009	2008
Expected term	4.53 years	4.71 years	4.43 years
Expected stock price volatility	28.79%	29.52%	25.03%
Risk-free interest rate	1.91%	1.73%	2.54%
Expected dividend yield	1.64%	2.17%	1.57%
Weighted average grant date fair value	$ 10.08	$ 6.55	$ 8.60

The following table summarizes stock option activity under the Plan:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Options outstanding at January 1, 2008	1,358,417	$46.70	6.54	$ 4,497
Granted	640,008	40.98		
Cancelled	(228,300)	49.49		
Exercised	(116,486)	32.42		
Options outstanding at December 31, 2008	1,653,639	45.10	6.73	1,042
Granted	387,505	29.75		
Cancelled	(252,303)	44.90		
Exercised	(28,668)	24.76		
Options outstanding at December 31, 2009	1,760,173	42.08	6.25	4,599
Granted	385,924	44.11		
Cancelled	(77,481)	46.04		
Exercised	(196,402)	37.34		
Options outstanding at December 31, 2010	1,872,214	$42.84	6.33	$33,057
Options vested and expected to vest at December 31, 2010	1,815,671	$42.93	6.26	$31,898
Options exercisable at December 31, 2010	1,111,332	$45.38	4.98	$16,922

The aggregate intrinsic value in the table above represents pre-tax intrinsic value that would have been realized if all options had been exercised on the last business day of the period indicated, based on the Company's closing stock price on that day.

Total stock option compensation expense for the years ended December 31, 2010, 2009 and 2008 was $3,348,000, $2,861,000 and $3,329,000, respectively. At December 31, 2010, 2009 and 2008, unrecognized costs related to stock options totaled approximately $4,770,000, $4,609,000 and $6,473,000, respectively, before any related tax benefit. The unrecognized costs related to stock options are being amortized over the related vesting period using the straight-line attribution method. Unrecognized costs related to stock options at December 31, 2010 are expected to be recognized over a weighted average period of 2.39 years. The aggregate intrinsic value of stock options exercised was $2,854,000, $333,000 and $1,071,000 for the years ended December 31, 2010, 2009 and 2008, respectively. The total cash received as a result of stock option exercises for the years ended December 31, 2010, 2009 and 2008 was $7,333,000, $710,000 and $3,731,000, respectively.

Restricted Stock Units

Service-based restricted stock units are granted at no cost to key employees, and shares granted prior to 2009 generally vest over three years from the date of grant. Service-based restricted stock units granted after 2008 generally vest over a period of four years. Performance-based restricted stock units are granted at no cost to certain members of the Company's senior executive team, excluding the Chairman and the President and Chief Executive Officer. Performance-based restricted stock units granted prior to 2010 generally vest over a performance period of between two and one-half and three years with an additional required service period of one year. Performance-based restricted stock units granted after 2009 generally vest over a performance period of between two and one-half and three years. Restricted stock units vest in accordance with the terms and conditions established by the Compensation

Committee of the Board of Directors, and are based on continued service and, in some instances, on individual performance and/or Company performance. For the majority of restricted stock units granted, the number of shares issued on the date the restricted stock units vest is net of the minimum statutory withholding requirements that the Company pays in cash to the appropriate taxing authorities on behalf of its employees. For the years ended December 31, 2010, 2009 and 2008, the Company withheld 18,721, 19,819 and 5,951 shares, respectively, to satisfy $853,000, $624,000 and $243,000 of employees' tax obligations, respectively.

The fair value of service-based and performance-based restricted stock units is discounted by the present value of the estimated future stream of dividends over the vesting period using the Black-Scholes model. The relevant inputs and assumptions used in the Black-Scholes model to compute the discount are the vesting period, expected annual dividend yield and closing price of the Company's common stock on the date of grant.

The following table presents the weighted average assumptions for the years ended December 31:

	2010	2009	2008
Vesting period	3.75 years	3.82 years	3.06 years
Expected dividend yield	1.56%	2.19%	1.56%
Estimated average fair value per restricted stock unit granted	$ 43.95	$ 27.14	$ 39.27

The following table summarizes the restricted stock unit activity under the Plan:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Restricted stock units outstanding at January 1, 2008	159,870	$55.31
Granted	168,347	39.27
Vested	(20,625)	51.85
Forfeited	(47,083)	49.25
Restricted stock units outstanding at December 31, 2008	260,509	46.32
Granted	136,327	27.14
Vested	(65,935)	53.41
Forfeited	(44,381)	41.22
Restricted stock units outstanding at December 31, 2009	286,520	36.35
Granted	128,525	43.95
Vested	(62,417)	42.95
Forfeited	(23,833)	42.44
Restricted stock units outstanding at December 31, 2010	328,795	$37.63

Restricted stock unit compensation expense for the years ended December 31, 2010, 2009 and 2008 was $3,382,000, $3,492,000 and $2,973,000, respectively. At December 31, 2010, 2009 and 2008, unrecognized costs related to restricted stock units totaled approximately $5,540,000, $4,216,000 and $5,499,000, respectively, before any related tax benefit. The unrecognized costs related to restricted stock units are being amortized over the related vesting period using the straight-line attribution method. These unrecognized costs at December 31, 2010 are expected to be recognized over a weighted average period of 1.82 years. The total grant date fair value of restricted stock units vested during the year ended December 31, 2010, 2009 and 2008 was $2,681,000, $3,522,000 and $1,069,000, respectively.

NOTE 16—EARNINGS PER SHARE

Earnings per Share ("EPS"), is presented on both a basic and diluted basis. Basic EPS is based on the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur if outstanding securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted EPS, the basic weighted average number of shares is increased by the dilutive effect of stock options and restricted stock units determined using the treasury stock method.

A reconciliation of the common shares used in the denominator for computing basic and diluted EPS is as follows (in thousands, except per share amounts):

	Year Ended December 31,		
	2010	2009	2008
Weighted average common shares outstanding, used in computing basic earnings per share	33,725	33,846	34,610
Effect of dilutive stock options and restricted stock units	367	135	101
Weighted-average common shares outstanding, used in computing diluted earnings per share	34,092	33,981	34,711
Earnings per share of common stock:			
Basic	$ 2.28	$ 1.98	$ 2.75
Diluted	2.26	1.97	2.74

Stock options and service-based restricted stock units representing 480,707, 1,562,064 and 1,410,849 shares of common stock for the years ended December 31, 2010, 2009 and 2008, respectively, were outstanding but were excluded in the computation of diluted EPS because their effect would be anti-dilutive as a result of applying the treasury stock method. In addition, performance-based restricted stock units representing 43,323, 44,043 and 41,799 shares for the years ended December 31, 2010, 2009 and 2008, respectively, were outstanding but were excluded from the computation of diluted EPS because these shares were subject to performance conditions that had not been met.

NOTE 17—COMPREHENSIVE INCOME

Accumulated other comprehensive income, net of applicable taxes, reported on the Company's Consolidated Balance Sheets consists of foreign currency translation adjustments, unrealized gains and losses on derivative transactions and unrealized gains and losses on available-for-sale securities. A summary of comprehensive income, net of related tax effects, for the year ended December 31, is as follows (in thousands):

	2010	2009	2008
Net income	$77,037	$67,021	$ 95,047
Other comprehensive income (loss):			
Unrealized holding gains (losses) on available-for-sale securities	(28)	64	—
Unrealized derivative holding gains (losses) arising during period (net of tax expense (benefit) of ($725), ($1,054) and $361 in 2010, 2009 and 2008, respectively)	1,167	(3,024)	6,425
Reclassification to net income of previously deferred gains on derivative transactions (net of tax benefit of $269, $227 and $36 in 2010, 2009 and 2008, respectively)	(1,680)	(616)	(389)
Foreign currency translation adjustments	3,812	13,854	(30,511)
Other comprehensive income (loss)	3,271	10,278	(24,475)
Comprehensive income	$80,308	$77,299	$ 70,572

Accumulated other comprehensive income, net of related tax effects, is as follows (in thousands):

	Foreign currency translation adjustments	Unrealized holding gains (losses) on derivative transactions	Unrealized holding gains (losses) on available-for-sale securities	Accumulated other comprehensive income
Balance at December 31, 2009	$44,538	$(1,158)	$ 64	$43,444
Activity for the twelve months ended December 31, 2010	3,812	(513)	(28)	3,271
Balance at December 31, 2010	$48,350	$(1,671)	$ 36	$46,715

NOTE 18—SEGMENT INFORMATION

The Company operates in four geographic segments: (1) United States, (2) Latin America and Asia Pacific ("LAAP"), (3) Europe, Middle East and Africa ("EMEA"), and (4) Canada, which are reflective of the Company's internal organization, management, and oversight structure. Each geographic segment operates predominantly in one industry: the design, development, marketing and distribution of active outdoor apparel, including outerwear, sportswear, footwear and accessories and equipment.

The geographic distribution of the Company's net sales, income before income taxes, interest income (expense), income tax (expense) benefit, and depreciation and amortization expense are summarized in the following tables (in thousands) for the years ended December 31, 2010, 2009 and 2008 and for identifiable assets at December 31, 2010 and 2009. Inter-geographic net sales, which are recorded at a negotiated mark-up and eliminated in consolidation, are not material.

	2010	2009	2008
Net sales to unrelated entities:			
United States	$ 880,990	$ 736,942	$ 727,706
LAAP	263,429	203,230	198,236
EMEA	222,451	197,357	267,152
Canada	116,654	106,494	124,741
	$1,483,524	$1,244,023	$1,317,835
Income before income taxes:			
United States	$ 53,752	$ 49,660	$ 38,674
LAAP	35,635	27,138	32,857
EMEA	5,817	1,410	26,167
Canada	8,123	9,554	21,008
Interest	1,564	2,088	7,537
	$ 104,891	$ 89,850	$ 126,243
Interest income (expense), net:			
United States	$ 4,664	$ 4,561	$ 5,804
LAAP	500	561	1,023
EMEA	(717)	(910)	45
Canada	(2,883)	(2,124)	665
	$ 1,564	$ 2,088	$ 7,537
Income tax (expense) benefit:			
United States	$ (9,938)	$ (13,710)	$ (13,363)
LAAP	(9,325)	(6,745)	(8,312)
EMEA	(7,668)	(2,744)	(2,692)
Canada	(923)	370	(6,829)
	$ (27,854)	$ (22,829)	$ (31,196)
Depreciation and amortization expense:			
United States	$ 28,634	$ 26,850	$ 21,866
LAAP	2,557	2,120	1,865
EMEA	6,410	6,642	6,978
Canada	829	641	449
	$ 38,430	$ 36,253	$ 31,158

	2010	2009	2008
Assets:			
United States	$ 941,154	$ 916,847	
LAAP	141,911	104,734	
EMEA	276,136	249,838	
Canada	150,236	127,205	
Total identifiable assets	1,509,437	1,398,624	
Eliminations and reclassifications	(214,683)	(185,741)	
	$1,294,754	$1,212,883	
Net sales by product category:			
Outerwear	$ 560,826	$ 482,512	$ 491,777
Sportswear	555,812	472,508	540,903
Footwear	270,223	214,565	217,237
Accessories and equipment	96,663	74,438	67,918
	$1,483,524	$1,244,023	$1,317,835

NOTE 19—FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

In the normal course of business, the Company's financial position and results of operations are routinely subject to a variety of risks. These risks include risks associated with global financial and capital markets, primarily exchange rate risk and, to a lesser extent, interest rate risk and equity market risk. The Company regularly assesses these risks and has established policies and business practices designed to result in an appropriate level of protection against an adverse effect of these risks. The Company does not engage in speculative trading in any financial or capital market.

The Company's primary exchange rate risk management objective is to mitigate the uncertainty of anticipated cash flows attributable to changes in exchange rates. The Company primarily focuses on mitigating changes in functional currency equivalent cash flows resulting from anticipated U.S. dollar denominated inventory purchases by subsidiaries that use European euros, Canadian dollars, Japanese yen or Korean won as their functional currency. The Company manages this risk primarily by using currency forward and option contracts. If the anticipated transactions are deemed probable, the resulting relationships are formally designated as cash flow hedges. The Company also uses foreign currency forward and option contracts to hedge net balance sheet exposures related primarily to intercompany loan agreements and payables.

The effective change in fair value of financial instruments formally designated in cash flow hedging relationships is initially offset to accumulated other comprehensive income and any ineffective portion is offset to current income. Amounts accumulated in other comprehensive income are subsequently reclassified to cost of sales when the underlying transaction is included in income. Hedge effectiveness is determined by evaluating the ability of a hedging instrument's cumulative change in fair value to offset the cumulative change in the present value of expected cash flows on the underlying exposures. For forward contracts, the change in fair value attributable to changes in forward points are excluded from the determination of hedge effectiveness and included in current cost of sales. For option contracts, the hedging relationship is assumed to have no ineffectiveness if the critical terms of the option contract match the hedged transaction's terms, the strike price, or prices, match the specified levels beyond or within that of the exposure being hedged, the option's cash flows completely offset the hedged item's cash flow at maturity and the option can only be exercised on a specified date. Hedge ineffectiveness was not material during the years ended December 31, 2010, 2009 and 2008.

The classification of effective hedge results in the Consolidated Statements of Operations is the same as that of the underlying exposure. Results of hedges of product costs are recorded in cost of sales when the underlying hedged transaction affects income. Unrealized derivative gains and losses, which are recorded in current assets and liabilities, respectively, are non-cash items and therefore are taken into account in the preparation of the Condensed Consolidated Statements of Cash Flows based on their respective balance sheet classifications.

The Company uses derivative instruments not formally designated as hedges to manage the exchange rate risk associated with both the remeasurement of monetary assets and liabilities and anticipated transactions that do not qualify as the hedged items in cash flow hedging relationships. The change in fair value of these instruments is recognized immediately in cost of sales or SG&A expense, depending on the underlying exposure.

The following table presents the gross notional amount of outstanding derivative instruments (in thousands):

	December 31,	
	2010	2009
Derivative instruments designated as cash flow hedges:		
Currency forward contracts	$ 86,260	$82,730
Currency option contracts	4,500	—
Derivative instruments not designated as cash flow hedges:		
Currency forward contracts	179,382	61,017

At December 31, 2010, approximately $1,349,000 of deferred net losses on both outstanding and matured derivatives accumulated in other comprehensive income are expected to be reclassified to net income during the next twelve months as a result of underlying hedged transactions also being recorded in net income. Actual amounts ultimately reclassified to net income are dependent on U.S. dollar exchange rates in effect against the European euro, Canadian dollar, Japanese yen and Korean won when outstanding derivative contracts mature.

At December 31, 2010, the Company's derivative contracts had a remaining maturity of approximately two years or less. All the counterparties to these transactions had investment grade short-term credit ratings. The maximum net exposure to any single counterparty, which is generally limited to the aggregate unrealized gain of all contracts with that counterparty, was less than $1,000,000 at December 31, 2010. The majority of the Company's derivative counterparties have strong credit ratings and, as a result, the Company does not require collateral to facilitate transactions. The Company does not hold derivatives featuring credit-related contingent terms. In addition, the Company is not a party to any derivative master agreement featuring credit-related contingent terms. Finally, the Company has not pledged assets or posted collateral as a requirement for entering into or maintaining derivative positions.

The following table presents the balance sheet classification and fair value of derivative instruments (in thousands):

	Balance Sheet Classification	December 31, 2010	December 31, 2009
Derivative instruments designated as cash flow hedges:			
Derivative instruments in asset positions:			
Currency forward contracts	Prepaid expenses and other current assets	$ 362	$1,099
Currency option contracts	Prepaid expenses and other current assets	15	—
Derivative instruments in liability positions:			
Currency forward contracts	Accrued liabilities	2,732	890
Currency option contracts	Accrued liabilities	102	—

	Balance Sheet Classification	December 31, 2010	December 31, 2009
Derivative instruments not designated as cash flow hedges:			
Derivative instruments in asset positions:			
Currency forward contracts	Prepaid expenses and other current assets	$ 789	$ 453
Derivative instruments in liability positions:			
Currency forward contracts	Accrued liabilities	4,169	1,065

The following table presents the effect and classification of derivative instruments for the years ended December 31, 2010 and 2009 (in thousands):

	Statement Of Operations Classification	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Currency Forward Contracts:			
Derivative instruments designated as cash flow hedges:			
Gain (Loss) recognized in other comprehensive income, net of tax	—	$1,167	$(3,024)
Gain (Loss) reclassified from accumulated other comprehensive income to income for the effective portion	Cost of sales	1,789	(740)
Loss recognized in income for amount excluded from effectiveness testing and for the ineffective portion	Cost of sales	(230)	(14)
Derivative instruments not designated as cash flow hedges:			
Loss recognized in income	Cost of sales	(130)	(130)
Loss recognized in income	SG&A	(54)	—

NOTE 20—FAIR VALUE MEASURES

Certain assets and liabilities are reported at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, under a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1 – observable inputs such as quoted prices in active liquid markets;
Level 2 – inputs, other than the quoted market prices in active markets, which are observable, either directly or indirectly; or observable market prices in markets with insufficient volume and/or infrequent transactions; and
Level 3 – unobservable inputs for which there is little or no market data available, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 are as follows (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents				
Money market funds	$177,104	$ —	$—	$177,104
Time deposits	7,510	—	—	7,510
U.S. Government-backed municipal bonds	—	5,560	—	5,560
Available-for-sale short-term investments				
Short-term municipal bond fund	15,624	—	—	15,624
U.S. Government-backed municipal bonds	—	53,188	—	53,188
Other current assets				
Derivative financial instruments (Note 19)	—	1,166	—	1,166
Non-current assets				
Mutual fund shares	1,670	—	—	1,670
Total assets measured at fair value	$201,908	$59,914	$—	$261,822
Liabilities:				
Accrued liabilities				
Derivative financial instruments (Note 19)	$ —	$ 7,003	$—	$ 7,003
Total liabilities measured at fair value	$ —	$ 7,003	$—	$ 7,003

Assets and liabilities measured at fair value on a recurring basis at December 31, 2009 are as follows (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents				
Money market funds	$332,574	$ —	$—	$332,574
Time deposits	16,844	—	—	16,844
Available-for-sale short-term investments				
Short-term municipal bond fund	20,247	—	—	20,247
Time deposits	2,512	—	—	2,512
Other current assets				
Derivative financial instruments (Note 19)	—	1,552	—	1,552
Non-current assets				
Mutual fund shares	826	—	—	826
Total assets measured at fair value	$373,003	$1,552	$—	$374,555
Liabilities:				
Accrued liabilities				
Derivative financial instruments (Note 19)	$ —	$1,955	$—	$ 1,955
Total liabilities measured at fair value	$ —	$1,955	$—	$ 1,955

Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2 instrument valuations are obtained from inputs, other than quoted market prices in active markets, that are directly or indirectly observable in the marketplace and quoted prices in markets with limited volume or infrequent transactions.

There were no assets and liabilities measured at fair value on a nonrecurring basis at December 31, 2010 or 2009.

SUPPLEMENTARY DATA—QUARTERLY FINANCIAL DATA (Unaudited)

The following table summarizes the Company's quarterly financial data for the past two years ended December 31, 2010 (in thousands, except per share amounts):

2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$300,406	$221,831	$504,028	$457,259
Gross profit	127,304	96,922	214,281	190,897
Net income (loss)	9,228	(10,604)	52,205	26,208
Earnings (loss) per share				
Basic	$ 0.27	$ (0.31)	$ 1.55	$ 0.78
Diluted	0.27	(0.31)	1.53	0.77

2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$271,966	$179,268	$434,473	$358,316
Gross profit	110,495	74,307	188,599	150,677
Net income (loss)	6,898	(9,878)	46,915	23,086
Earnings (loss) per share				
Basic	$ 0.20	$ (0.29)	$ 1.39	$ 0.68
Diluted	0.20	(0.29)	1.38	0.68

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

Item 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in ensuring that information required to be disclosed in our Exchange Act reports is (1) recorded, processed, summarized and reported in a timely manner, and (2) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Design and Evaluation of Internal Control Over Financial Reporting

Report of Management

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control –*

Integrated Framework. Based on our assessment we believe that, as of December 31, 2010, the Company's internal control over financial reporting is effective based on those criteria.

There has been no change in our internal control over financial reporting that occurred during our fiscal quarter ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2010, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Columbia Sportswear Company
Portland, Oregon

We have audited the internal control over financial reporting of Columbia Sportswear Company and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Report of Management". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company, and our report dated March 11, 2011, expressed an unqualified opinion on those financial statements.

DELOITTE & TOUCHE LLP
Portland, Oregon
March 11, 2011

Item 9B. ***OTHER INFORMATION***

None.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The sections of our 2011 Proxy Statement entitled "Election of Directors," "Corporate Governance—Code of Business Conduct and Ethics," "Corporate Governance—Board Committees," "Corporate Governance—Director Nomination Policy," and "Section 16(a) Beneficial Ownership Reporting Compliance" are incorporated herein by reference.

See Item 4A of this Annual Report on Form 10-K for information regarding our executive officers.

Item 11. *EXECUTIVE COMPENSATION*

The sections of our 2011 Proxy Statement entitled "Executive Compensation," "Director Compensation," "Corporate Governance—Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" are incorporated herein by reference.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The section of our 2011 Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

The following table provides information about compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance to employees or non-employees (such as directors and consultants), at December 31, 2010:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders:			
1997 Stock Incentive Plan	2,201,009	$42.84	1,711,768
1999 Employee Stock Purchase Plan (3)	—	—	474,444
Equity compensation plans not approved by security holders	—	—	—
Total	2,201,009	$42.84	2,186,212

(1) The number of outstanding shares to be issued under the 1997 Stock Incentive Plan includes stock options and restricted stock units.

(2) The weighted-average exercise price excludes 328,795 shares issuable upon the vesting of outstanding restricted stock units, which have no exercise price.

(3) The 1999 Employee Stock Purchase Plan was suspended indefinitely effective July 1, 2005.

Item 13. ***CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE***

The sections of our 2011 Proxy Statement entitled "Corporate Governance—Certain Relationships and Related Transactions," "Corporate Governance—Related Transactions Approval Process," and "Corporate Governance—Independence" are incorporated herein by reference.

Item 14. ***PRINCIPAL ACCOUNTANT FEES AND SERVICES***

The sections of our 2011 Proxy Statement entitled "Ratification of Selection of Independent Registered Public Accounting Firm—Principal Accountant Fees and Services" and "Pre-approval Policy" are incorporated herein by reference.

PART IV

Item 15. ***EXHIBITS AND FINANCIAL STATEMENT SCHEDULE***

(a)(1) and (a)(2) Financial Statements. The Financial Statements of Columbia and Supplementary Data filed as part of this Annual Report on Form 10-K are on pages 36 to 59 of this Annual Report.

(b) See Exhibit Index beginning on page 64 for a description of the documents that are filed as Exhibits to this Annual Report on Form 10-K or incorporated herein by reference.

Schedule II, Valuation and Qualifying Accounts, is omitted because the information is included in the Notes to the Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLUMBIA SPORTSWEAR COMPANY

By: /s/ THOMAS B. CUSICK

Thomas B. Cusick
Senior Vice President, Chief Financial Officer and Treasurer

Date: March 11, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signatures	Title
/s/ TIMOTHY P. BOYLE **Timothy P. Boyle**	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ THOMAS B. CUSICK **Thomas B. Cusick**	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
/s/ GERTRUDE BOYLE **Gertrude Boyle**	Chairman of the Board of Directors
/s/ SARAH A. BANY **Sarah A. Bany**	Director
/s/ EDWARD S. GEORGE **Edward S. George**	Director
/s/ MURREY R. ALBERS **Murrey R. Albers**	Director
/s/ JOHN W. STANTON **John W. Stanton**	Director
/s/ WALTER T. KLENZ **Walter T. Klenz**	Director
/s/ STEPHEN E. BABSON **Stephen E. Babson**	Director
/s/ ANDY D. BRYANT **Andy D. Bryant**	Director

Date: March 11, 2011

EXHIBIT INDEX

In reviewing the agreements included as exhibits to this Annual Report on Form 10-K, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about Columbia or the other parties to the agreements. The agreements may contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other party or parties to the applicable agreement and:

- should not in all instances be treated as categorical statements of fact, but rather as a means of allocating the risk to one of the parties if those statements prove to be inaccurate;
- may have been qualified by disclosures that were made to the other party or parties in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
- may apply standards of materiality in a manner that is different from what may be viewed as material to you or other investors; and
- were made only as of the date of the applicable agreement or other date or dates that may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about Columbia may be found elsewhere in this Annual Report on Form 10-K and Columbia's other public filings, which are available without charge through the SEC's website at http://www.sec.gov.

Exhibit No.	Exhibit Name
3.1	Third Restated Articles of Incorporation (incorporated by reference to exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000) (File No. 000-23939)
3.2	Amendment to Third Restated Articles of Incorporation (incorporated by reference to exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002) (File No. 0-23939)
3.3	2000 Restated Bylaws (incorporated by reference to exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000) (File No. 000-23939)
4.1	See Article II of Exhibit 3.1, as amended by Exhibit 3.2, and Article I of Exhibit 3.3
+*10.1	Columbia Sportswear Company 1997 Stock Incentive Plan, as amended (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009) (File No. 000-23939)
+*10.2	Form of Nonstatutory Stock Option Agreement for stock options granted prior to July 20, 2006
+10.2(a)	Form of Executive Stock Option Agreement (incorporated by reference to exhibit 10.3 (a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2000) (File No. 000-23939)
+10.2(b)	Form of Nonstatutory Stock Option Agreement for stock options granted on or after July 20, 2006 and before January 23, 2009 (incorporated by reference to exhibit 99.1 to the Company's Form 8-K filed on July 26, 2006)
+10.2(c)	Form of Performance-based Restricted Stock Unit Award Agreement for performance-based restricted stock units granted on or after March 29, 2010 (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010) (File No. 000-23939)

Exhibit No.	Exhibit Name
+10.2(d)	Form of Restricted Stock Unit Award Agreement for awards granted prior to January 23, 2009 (incorporated by reference to exhibit 99.2 to the Company's Form 8-K filed on July 26, 2006)
+10.2(e)	Form of Performance-Based Restricted Stock Unit Award Agreement (incorporated by reference to exhibit 99.3 to the Company's Form 8-K filed on July 26, 2006)
+10.2(f)	Form of Performance-based Restricted Stock Unit Award Agreement for performance-based restricted stock units granted on or after February 24, 2009 (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009) (File No. 000-23939)
+10.2(g)	Form of Nonstatutory Stock Option Agreement for stock options granted on or after January 23, 2009 (incorporated by reference to exhibit 10.2 (e) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008) (File No. 000-23939)
+10.2(h)	Form of Restricted Stock Unit Award Agreement for awards granted on or after January 23, 2009 (incorporated by reference to exhibit 10.2 (f) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008) (File No. 000-23939)
+10.2(i)	Columbia Sportswear Company 401(k) Excess Plan (incorporated by reference to exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009) (File No. 000-23939)
+10.4	Columbia Sportswear Company Change in Control Severance Plan (incorporated by reference to the Company's Form 8-K filed on January 29, 2009) (File No. 000-23939)
10.5	Credit Agreement between the Company and Wells Fargo Bank National Association dated June 15, 2010 (incorporated by reference to the Company's Form 8-K filed on June 18, 2010) (File No. 0-23939).
10.5(a)	First Amendment to Credit Agreement between the Company and Wells Fargo Bank National Association dated December 16, 2010 (incorporated by reference to the Company's Form 8-K filed on December 17, 2010) (File No. 0-23939).
*10.9	Form of Indemnity Agreement for Directors
+10.10	1999 Employee Stock Purchase Plan, as amended (incorporated by reference to exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001) (File No. 000-23939)
+10.11	Executive Incentive Compensation Plan, as amended (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000) (File No. 000-23939)
+10.12	Form of Indemnity Agreement for Directors and Executive Officers (incorporated by reference to exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
21.1	Subsidiaries of the Company
23.1	Consent of Deloitte & Touche LLP
31.1	Rule 13a-14(a) Certification of Timothy P. Boyle, President and Chief Executive Officer
31.2	Rule 13a-14(a) Certification of Thomas B. Cusick, Senior Vice President, Chief Financial Officer and Treasurer
32.1	Section 1350 Certification of Timothy P. Boyle, President and Chief Executive Officer
32.2	Section 1350 Certification of Thomas B. Cusick, Senior Vice President, Chief Financial Officer and Treasurer

+ Management Contract or Compensatory Plan

* Incorporated by reference to the Company's Registration Statement on Form S-1 (Reg. No. 333-43199).

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Columbia
Sportswear Company™